File copy

VENTURE AGREEMENT

THIS VENTURE AGREEMENT ("Agreement") is made and entered into effective as of June 1, 2008 (the "Effective Date")

BETWEEN:

NEWMONT USA LIMITED,
a corporation incorporated under the laws of Delaware, doing business in Nevada as Newmont Mining Corporation
555 Fifth Street
Elko, Nevada 89801, USA

(hereinafter "NEWMONT")

and

NEWWEST GOLD USA INC.
a corporation incorporated under the laws of Delaware
230 South Rock Blvd., Suite 30
Reno, Nevada 89502

(hereinafter "NEWWEST")

RECITALS

A. NEWWEST and NEWMONT hold interests in certain "Properties" situated in Humboldt County, Nevada, which are described in **Exhibit A** and defined in **Section 1** below.

B. NEWMONT and NEWWEST wish to jointly participate in the further exploration, evaluation, and, if justified, the development and mining of mineral resources within the Properties.

NOW THEREFORE, in consideration of the covenants and terms contained herein, NEWMONT and NEWWEST agree as follows:

1. **DEFINITIONS**. As used in this Agreement, the following terms shall have the meanings specified in this Section. Cross-references in this Agreement to Articles, Sections, Subsections and Exhibits refer to Articles, Sections, Subsections and Exhibits of this Agreement, unless specified otherwise.

"Accounting Procedure" means the procedure set forth in **Exhibit C**.

"Affiliate" of a Participant means an entity or person that Controls, is Controlled by, or is under common Control with the Participant.

#845316.3
06/02/08 4:15 PM

"Agreement" means this Venture Agreement, including any amendments and modifications hereof, and all appendices, schedules and exhibits which are incorporated herein by this reference.

"Annual Period" means a period commencing on the Effective Date or any anniversary of the Effective Date and ending on the next subsequent anniversary of the Effective Date.

"Area of Interest" means the area described in **Exhibit B.**

"Assets" means the Properties, Products, and all other real and personal property, tangible and intangible, held for the benefit of the Participants hereunder.

"Budget" means a detailed estimate of all costs to be incurred by the Participants with respect to a Program and a schedule of cash advances to be made.

"Chargee" means a holder of an Encumbrance as described in **Section 13.5**.

"Claims" means the unpatented mining claims identified in **Exhibit A**.

"Commencement of Commercial Production" means **(i)** the date of first shipment of Products in commercial quantities to offsite processing facilities (other than for purposes of testing) or **(ii)** if the Venture's plans for the Properties include the construction of on-site processing facilities, the date on which the processing facilities built on the Properties for the production of Products in commercial quantities from the Properties have operated at 80% of their designed capacity for at least ninety (90) consecutive days.

"Confidential Information" has the meaning described in **Section 15.6**.

"Continuing Obligations" means obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Properties have ceased or are suspended, including, but not limited to, Environmental Compliance.

"Control" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through **(i)** the legal or beneficial ownership of voting securities or membership interests; **(ii)** the right to appoint managers, directors or corporate management; **(iii)** contract; **(iv)** operating agreement; **(v)** voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Development" means all preparation (other than Exploration) for the removal and recovery of Products, including bringing of resource to reserves and the construction or installation of improvements to be used for the mining, handling, or beneficiation or other processing of Products.

"Earn-In" has the meaning described in **Section 5.2**.

"Effective Date" means the date set forth on the top of page one of this Agreement.

"Encumbrance" or "Encumbrances" means mortgages, deeds of trust, security interests, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature applicable to the Properties.

"Environmental Compliance" means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

"Environmental Laws" means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; monitoring environmental conditions; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances into the environment, and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

"Environmental Liabilities" means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, legal fees and costs, experts' fees and costs, and consultants' fees and costs) of any kind or of any nature whatsoever that are asserted against either Participant or the Venture, by any person or entity other than the other Participant, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from **(i)** the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties and/or emanating or migrating and/or threatening to emanate or migrate from the Properties to off-site properties; **(ii)** physical disturbance of the environment caused by or relating to Operations; or **(iii)** the violation or alleged violation of any Environmental Laws arising from or relating to Operations.

"Existing Data" means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and any other material or information relating to the Properties.

"Expansion" or "Modification" means **(i)** a material increase in mining or production capacity; **(ii)** a material change in the recovery process; or **(iii)** a material change in waste or tailings disposal methods. An increase or change shall be deemed "material" if it is anticipated to cost more than twenty-five percent (25%) of the original capital costs attributable to the Development of the mining or production capacity, recovery process or waste or tailings disposal facility to be expanded or modified.

"Exploration" means activities directed toward ascertaining the existence, location, quantity, quality, or commercial value of deposits of Products.

"Exploration Expenditures" means all costs, expenses, obligations and liabilities spent or incurred in connection with Exploration and which were expended on or for the benefit of the Properties, computed in accordance with U.S. generally accepted accounting principles consistently applied, including, without limiting the generality of the foregoing, the following: **(i)** actual salaries, benefit and fringe costs and wages (whether or not required by Law) of employees or contractors of NEWMONT directly assigned to and actually performing Exploration and related activities within or benefiting the Properties. Employees and contractors may include geologists, geophysicists, engineers, surveyors, engineering assistants, technicians, draftsmen, engineering clerks and other personnel performing technical services connected with Exploration of the Properties; **(ii)** monies expended associated with aerial flights; **(iii)** monies expended associated with drilling, site preparation and road construction; **(iv)** monies expended for the use of machinery, vehicles, equipment and supplies required for Exploration; provided, however, if NEWMONT uses equipment owned by it, charges shall be no greater than on terms available from independent third parties in the vicinity of the Properties for comparable equipment; **(v)** monies expended for reasonable travel expenses and transportation of employees and contractors, materials, equipment and supplies necessary for the conduct of Exploration; **(vi)** any other payments to contractors for work on Exploration; **(vii)** monies expended for metallurgical and engineering work; geophysical, geochemical and geological surveys and assays and other costs incurred to determine the quality and quantity of Products within the Properties; **(viii)** monies expended to obtain permits, rights-of-ways and other similar rights as may be required or necessary in connection with Operations regarding the Properties; **(ix)** monies expended in preparation and acquisition of environmental permits necessary to commence, carry out or complete Exploration, and otherwise spent on or accrued for activities required for Environmental Compliance and all Laws relating to disturbances on the Properties existing before the Effective Date; **(x)** monies expended in performing pre-feasibility and feasibility studies to evaluate the economic feasibility of Mining on the Properties, including expenditures for metallurgical test work, preliminary design work and hydrology studies; **(xi)** monies expended for taxes levied against the Properties and paid by NEWMONT and the cost of any insurance premiums, performance bonds or other forms of sureties required by the terms of this Agreement or any Law; **(xii)** monies expended for and including land holding costs, lease payments, assessment work, claim location, amendment and relocation costs, Government Fees, and other necessary expenditures incurred or made to preserve in good standing the status and title of the Properties; and **(xiii)** monies expended for curing or defending any title defects or Encumbrances pertaining to the Properties, including those costs reimbursed by NEWMONT under **Section 7.6**.

"Feasibility Study" has the meaning set forth in **Exhibit E**.

"Government Fees" means all rentals, holding fees, location fees, maintenance payments or other payments required by any law, rule or regulation to be paid to a federal, state, county or other governmental authority, in order to locate or maintain any licenses, permits, claims, fee lands, mining leases, surface leases, Claims or other tenures included in the Properties.

"Initial Contribution" means that contribution each Participant agrees to make, or is deemed to have made, pursuant to **Sections 5.1** or **5.2.**

"Indemnified Participant" has the meaning described in **Subsection 2.5.1**

"Indemnifying Participant" has the meaning described in **Subsection 2.5.1**.

"Joint Account" means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

"Law" or "Laws" means all federal, state, provincial, territorial and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, including Environmental Laws, which are applicable to the Properties or Operations, regardless of whether or not in existence or enacted or adopted hereafter; provided, however, nothing in this definition is intended to make laws applicable to the parties during periods when the laws are not applicable by their terms or the timing of their enactment.

"Management Committee" means the committee established under **Article 7**.

"Manager" means the person or entity appointed under **Article 8** to manage Operations, or any successor Manager.

"Memorandum of Agreement" means the document attached as **Exhibit F**.

"Mining" means the mining, extracting, producing, handling, milling, or other processing of Products.

"Net Smelter Returns" has the meaning specified in **Exhibit D**.

"Newmont Properties" means the real property interests (including the landlord's interest in the Mining Sublease Properties described in **Exhibit A**) described in **Exhibit A** which are owned or held by NEWMONT.

"NewWest Claims" means the unpatented mining claims identified in **Exhibit A** which are owned or held by NEWWEST.

"NewWest Properties" means the real property interests (including the NewWest Claims) described in **Exhibit A** which are owned or held by NEWWEST.

"Notice" or "Notices" has the meaning described in **Section 15.1**.

"Operations" means the activities carried out under this Agreement.

"Participant" and "Participants" mean the persons or entities that from time to time have Participating Interests.

"Participating Interest" means the percentage interest representing the ownership interest of a Participant in the Assets, and in all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up to .01; decimals of less than .005 shall be rounded down. The initial Participating Interests of the Participants are set forth in **Subsection 6.1.1**.

"Phase-I Earn-In" means that portion of NEWMONT's Initial Contributions set forth in **Subsection 5.2.2.**

"Phase-II Earn-In" means that portion of NEWMONT's Additional Contribution made pursuant to **Subsection 5.2.4.**

"Products" means all metals, ores, concentrates, minerals, and mineral resources, including materials derived from the foregoing, produced from the Properties under this Agreement.

"Program" means a description in reasonable detail of Operations to be conducted by the Manager, as described in **Article 9**.

"Properties" means the licenses, permits, Claims, fee lands, mining leases, surface leases or other rights or interests (as applicable) described in **Exhibit A** and any additional interest in those Properties subsequently acquired by either Participant.

"Qualified Person" means an individual who (a) is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the Technical Report; and (c) is a member in good standing of a statutorily recognized self-regulating professional organization with disciplinary powers. The parties acknowledge and agree that the definition of "Qualified Person" under this Agreement will be deemed to be automatically modified if the definition of that term is modified in the National Instrument 43 101, "Standards of Disclosure for Mineral Projects" applicable to all companies listed on a Canadian stock exchange.

"Regional Exploration Expenditures" means Exploration Expenditures on or for the benefit of lands within the exterior boundaries of the Properties but not less than 500 feet outside the boundary of any delineated indicated, inferred or measured resource area (as identified in any 43-101 Technical Reports filed with respect to the Properties), as those boundaries may expand over time.

"Sandman Joint Venture" is the name of the joint venture created by this Agreement.

"Technical Report" means a report prepared, filed and certified in accordance with this Agreement and National Instrument 43-101F (as the same may be amended or replaced from time to time), applicable to all companies listed on a Canadian stock exchange.

"Transferring Entity" has the meaning described in Subsection 13.3.1.

"Venture" means the contractual relationship of the Participants under this Agreement; and it means the Sandman Joint Venture where the context requires.

"$" means United States Currency.

2. REPRESENTATIONS AND WARRANTIES; RECORD TITLE; INDEMNITIES

2.1. Representations and Warranties.

2.1.1. Capacity of Participants. Each Participant represents and warrants to the other Participant as follows: **(i)** it is a corporation duly incorporated, qualified to transact business, and in good standing under the Laws of its jurisdiction and in Nevada; **(ii)** it has the full right, power and capacity to enter into and perform this

Agreement and all transactions contemplated herein, and all corporate, board of directors and other actions required to authorize it to enter into and perform this Agreement have been properly taken; **(iii)** it will not breach any other agreement or arrangement by entering into or performing this Agreement, and this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; and **(iv)** it has relied solely on its own appraisals and estimates as to the mineral potential of the Properties, and upon its own geologic, engineering and other interpretations related thereto. Notwithstanding the foregoing, no representation is made as to (A) the remedy of specific performance or other equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby or (B) rights to indemnity under this Agreement for securities law liability. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

2.1.2. Representations and Warranties. Each Participant represents and warrants the following to the other as of the Effective Date:

2.1.2.1. NEWWEST represents and warrants that with respect to the NewWest Claims, **(i)** all such NewWest Claims located by NEWWEST were properly laid out and monumented; **(ii)** all required location and validation work was properly performed for all such NewWest Claims located by NEWWEST; **(iii)** from and after the date it acquired the NewWest Claims, all Notices/certificates (as applicable) were properly recorded/filed with appropriate governmental agencies; **(iv)** all Government Fees required to hold or maintain the NewWest Claims through the assessment year ending on September 1, 2008 have been paid; and **(v)** all affidavits or other recordings/filings required to maintain the NewWest Claims in good standing have been properly and timely recorded with appropriate governmental agencies. Nothing in this **Subsection 2.1.2.1** shall be deemed to be a representation or a warranty that the NewWest Claims constitute a compact group of contiguous claims free of interior gaps or fractions, or that any of the NewWest Claims contains a discovery of valuable minerals. NEWWEST further represents that to its actual knowledge there are no third-party unpatented mining claims adverse to the NewWest Claims.

2.1.2.2. With respect to portions of the Properties in which it holds an interest under a lease or sublease, as set forth in **Exhibit A**, except with respect to issues raised by Nevada Land and Resources Company ("NLRC") or third parties who have acquired portions of the surface of the Properties from NLRC, of which both Participants confirm and agree they have actual knowledge, **(i)** it is in exclusive possession of such Properties (to the extent the applicable lease or sublease provides for the same); **(ii)** it has not received any notice of default of any of the terms or provisions of such leases or other contracts; **(iii)** it has the authority under such leases and other contracts to perform fully its obligations under this Agreement; **(iv)** such leases or other contracts

are valid and in good standing; **(v)** it has no knowledge of any act or omission or any condition on the Properties which could be considered or construed as a default under any such lease or other contract; and **(vi)** to its knowledge, such Properties are free and clear of all Encumbrances or defects in title arising by, through or under it.

2.1.2.3. Neither NEWWEST nor NEWMONT has entered into any other agreement with respect to its interest in and to the Properties that is currently valid and outstanding (other than the agreements creating the royalties described in **Exhibit G**), and to its knowledge there are no leases or subleases or Encumbrances on the Properties, nor any defects in title, which would adversely affect either Participant's full performance under this Agreement.

2.1.2.4. Except as to matters of record, and except with respect to issues raised by NLRC or third parties who have acquired portions of the surface of the Properties from NLRC, of which both Participants confirm and agree they have actual knowledge, to each Participant's knowledge no other person or entity is claiming an interest in, or is in conflict with, the Properties.

2.1.2.5. Except as to matters about which the Participants have actual notice, there are no actions, suits, claims, proceedings, litigation or investigations pending or, to either Participant's knowledge, threatened against it that relate to the Properties, or that could, if continued, reasonably be expected to adversely affect the ability of NEWWEST or NEWMONT to fulfill its obligations under this Agreement or either Participant's ability to exercise its rights under this Agreement.

2.1.2.6. To its actual knowledge, NEWWEST has complied with all existing Laws in conducting its operations on the NEWWEST Properties.

2.2. Disclosures. Each of the Participants represents and warrants that it is not aware of any material facts or circumstances that have not been disclosed in this Agreement, which should be disclosed to the other Participant in order to prevent the representations and warranties in this Agreement from being materially misleading.

2.3. Record Title. Title to real and personal property included in the Assets shall be held in the name of the current owner until NEWMONT shall complete Phase 1 Earn-In. Thereafter it shall be held in the name of Sandman Joint Venture for the benefit of the Participants. Each Participant agrees to execute appropriate documents to reflect changes in record title resulting from changes in Participating Interests in accordance with **Subsection 6.1.2** below.

2.4. Loss of Title. Prior to the time that NEWMONT has completed its Phase-I Earn-In under this Agreement, any failure or loss of title to the Assets not caused by any action or inaction of NEWMONT shall be borne by the Participant that contributed the Asset; however, during Phase- I Earn-In, all costs of defending title thereto shall be borne by

NEWMONT, and shall be credited against Exploration Expenditures. After NEWMONT has completed Phase I Earn-In, any failure or loss of title to the Assets, and all costs of defending title thereto, shall be charged to the Venture.

2.5. Indemnities.

2.5.1. Each Participant shall defend and indemnify the other Participant, its directors, officers, employees, agents and attorneys or Affiliates (collectively "Indemnified Participant") against any loss, cost, expense, damage or liability (including reasonable legal fees and other expenses) arising out of or based on a breach by the Participant ("Indemnifying Participant") of any representation, warranty or covenant contained in this Agreement.

2.5.2. If any claim or demand is asserted against an Indemnified Participant in respect of which such Indemnified Participant may be entitled to indemnification under this Agreement, written Notice of such claim or demand shall promptly be given to the Indemnifying Participant. The Indemnified Participant's failure to provide such Notice promptly, however, shall not relieve the Indemnifying Participant of any of its obligations hereunder unless the Indemnifying Participant is materially prejudiced by such failure. The Indemnifying Participant shall have the right, but not the obligation, by notifying the Indemnified Participant within thirty (30) days after its receipt of the Notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Participant to participate, at the Indemnified Participant's expense and with counsel of the Indemnified Participant's choice), the defense, compromise, or settlement of the matter. Any damages to the Assets or business of the Indemnified Participant caused by a failure by the Indemnifying Participant to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner requested by the Indemnified Participant, after the Indemnifying Participant has given Notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Participant shall be obligated to indemnify the Indemnified Participant. Any settlement or compromise of a matter by the Indemnifying Participant shall include a full release of claims against the Indemnified Participant which has arisen out of the indemnified claim or demand.

2.6. Existing Disturbance. Each of the Participants acknowledges that there are disturbances existing on their respective Properties as of the Effective Date. As of the Effective Date, all obligations and liabilities associated with such existing disturbances shall become obligations and liabilities of the Venture.

3. NAME, PURPOSES, AND TERM

3.1. General. NEWMONT and NEWWEST hereby enter into this Agreement for the purposes hereinafter stated. All of the Participants' rights and obligations in connection with the Assets, the Properties and all Operations shall be subject to and governed by this Agreement.

3.2. Name. The Manager shall conduct the business of the Venture in the name of the Venture, doing business as the "**Sandman Joint Venture**." The Manager shall

accomplish any registration required by applicable, assumed or fictitious name statutes and similar statutes.

3.3. Purposes. This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which the Participants, or either of them, accomplish such purposes: **(i)** to conduct Exploration within the Properties; **(ii)** to acquire additional interests in the Properties; **(iii)** to evaluate the possible Development and Mining of the Properties, and if justified, to engage in Development and Mining; **(iv)** to engage in Operations within the Properties; **(v)** to engage in disposition of Products, only to the limited extent permitted in **Article 10**; **(vi)** to complete and satisfy all Environmental Compliance obligations and other Continuing Obligations relating to the Properties; and **(vii)** to perform any other operation or activity necessary, appropriate, or incidental to any of the foregoing.

3.4. Limitation. Unless the Participants otherwise agree in writing, Operations shall be limited to the purposes described in **Section 3.3**, and nothing in this Agreement shall be construed to enlarge such purposes.

3.5. Term. Unless the Venture is earlier terminated or otherwise terminates as provided in this Agreement, the term of this Agreement is for so long as any of the Properties are jointly owned by the Participants and thereafter until all materials, supplies, and equipment have been salvaged and disposed of, a final accounting has been made between the Participants, and any required Environmental Compliance has been completed and accepted by the appropriate governmental agencies.

4. RELATIONSHIP OF THE PARTICIPANTS

4.1. No Partnership. Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other, nor, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them. The Participants do not intend to create, and this Agreement shall not be construed to create, any mining, commercial, tax or other partnership. Neither Participant shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein. It is the Participants' intent that their ownership of Assets and the rights acquired hereunder shall be as tenants in common. However, the Participants understand that the arrangement and undertakings evidenced by this Agreement may result in a partnership for purposes of United States Federal income taxation and certain State income tax laws which incorporate or follow United States Federal income tax principles as to tax partnerships. Accordingly, the Participants shall make an election pursuant to United States Treasury Regulations §1.761-2 to be excluded from Subchapter K of the Internal Revenue Code of 1986, as amended. Promptly after the execution of this Agreement, the Participants shall cause to be prepared for with the relevant tax authorities whatever paperwork is required to accomplish that election.

4.2. Taxes. Each Participant shall be directly responsible for and shall directly pay all taxes applicable to revenues received by the Participant through Operations under this Agreement. In particular, each Participant shall individually file its tax returns with the proper authorities and independently file claims for and recover any income tax credits. A Participant's decisions with respect to such tax matters shall not have any binding effect on the course of actions taken by the other Participant.

4.3. Other Business Opportunities. Except as expressly provided in this Agreement, each Participant shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with Operations, without consulting the other. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture, or operation of either Participant, and, neither Participant shall have any obligation to the other with respect to any opportunity to acquire any interest in real property not constituting an additional interest in the Properties at any time, except as provided in **Section 11.8**.

4.4. Termination or Transfer of Rights to Properties. Except as otherwise provided in this Agreement, neither Participant shall permit or cause all or any part of its interest in the Assets or this Agreement to be sold, exchanged, encumbered, surrendered, abandoned, partitioned, divided, or otherwise terminated, by judicial means or otherwise. The Participants hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of Assets, including any such rights provided by any Law.

4.5. Implied Covenants. The implied covenants of good faith and fair dealing are the only implied covenants in this Agreement. No other implied covenants recognized under applicable Law shall be valid or enforceable with respect to this Agreement.

4.6. No Royalty or Other Interests. Except as provided in **Section 5.1**, **Subsection 5.2.3.1** or **Section 6.4**, no Participant shall be entitled or permitted to create any royalty or similar carried interest in all or any part of the Assets.

4.7. No Third Party Beneficiary Rights. This Agreement shall be construed to benefit the Participants and their respective successors and permitted assigns only, and shall not be construed to create third party beneficiary rights in any other party, governmental agency or organization, except as provided in **Subsection 2.5.1**.

5. INITIAL CONTRIBUTIONS BY PARTICIPANTS

5.1. NEWWEST's Initial Contribution. NEWWEST hereby contributes to the Venture all of its right, title and interest in and to the NewWest Properties, together with all of its right, title and interest in and to any licenses and permits relating to the Properties (but only to the extent that NEWWEST has the legal right to contribute such licenses and permits to the Venture), and all Existing Data, free and clear of any Encumbrances other than those referred to in **Exhibit G**; provided, however, that NEWWEST hereby reserves a 2% Net Smelter Returns Royalty as described in **Exhibit D** on the first 310,000 ounces of gold or gold equivalent produced from within the boundaries of the NewWest Properties.

5.2. NEWMONT's Initial Contribution.

5.2.1. NEWMONT hereby contributes to the Venture all of its right, title and landlord's interest in and to the Mining Sublease Properties described under NewWest Properties in **Exhibit A**, and all of its right, title and interest in and to the Newmont Properties described on **Exhibit A**, together with all of its respective right, title and interest in and to any licenses and permits relating to the Properties (but only to the extent that NEWMONT has the legal right to contribute such licenses and permits to the Venture), and all Existing Data, free and clear of any Encumbrances.

5.2.2. Phase-I Earn-In. As part of its Initial Contribution, NEWMONT shall incur Exploration Expenditures totaling $14,000,000.00 ("Phase-I Earn-In"). Total Exploration Expenditures include Regional Exploration Expenditures. NEWMONT shall make Exploration Expenditures in accordance with the following schedule:

On or before the First Anniversary of the Effective Date: $3,000,000.00 of which $1,000,000.00 shall be Regional Exploration Expenditures provided that an appropriate Plan of Operations (which NEWMONT has used its reasonable best efforts to timely obtain) is approved within sufficient time to plan and execute $1,000,000 in Regional Exploration Expenditures. However, if an appropriate Plan of Operations is not approved in time for NEWMONT to complete the $1,000,000 in Regional Exploration Expenditures before the First Anniversary of the Effective Date, any shortfall must be added to the $1,500,000 of Regional Exploration Expenditures to be completed before the Second Anniversary of the Effective Date; and,

On or before the Second Anniversary of the Effective Date: $5,000,000.00 of which $1,500,000.00 (or more if the shortfall from the prior year is required to be included) shall be Regional Exploration Expenditures; and,

On or before the Third Anniversary of the Effective Date: $6,000,000.00 of which $2,000,000.00 shall be Regional Exploration Expenditures.

5.2.2.1. Notice of Completion. NEWMONT shall give Notice to NEWWEST upon NEWMONT's completion of Phase-I Earn-In. NEWMONT's Notice shall include notification to NEWWEST that (a) NEWMONT has decided to go forward with production of ore from the Properties; (b) the production decision is supported by a Feasibility Study which reports reserves and anticipates a reasonable rate of return for the project, a complete copy of which shall be provided to NEWWEST along with the Notice; and (c) that NEWMONT is committed to fund and construct the ore production facilities required to mine the ore deposit identified in the Feasibility Study and to undertake all necessary permitting. NEWMONT shall thereby acquire an additional forty-six percent (46%) Participating Interest, bringing its Participating Interest to fifty-one percent (51%).

5.2.2.2. No Vesting Until Completion of Phase-I Earn-In. If NEWMONT fails to timely complete all of the Exploration Expenditures and provide the Notice described above (including each of the items listed in clauses (a), (b) and (c) of **Subsection 5.2.2.1**), it shall not have earned any additional Participating Interest in the Venture, it shall be deemed to have automatically surrendered to NEWWEST its existing 5% Participating Interest in the Venture, and the Venture shall terminate in accordance with **Subsection 5.2.3.1** below.

5.2.2.3. Deemed Value of Contributions. At such time as NEWMONT has completed Phase-I Earn-In, the value of NEWMONT's Initial Contribution shall be deemed to be $22,273,469 and the value of NEWWEST's Initial Contribution shall be deemed to be $21,400,000.

5.2.2.4. Operations During Earn-In. During Phase-I Earn-In or Phase-II Earn-In (Phase-I Earn-In and/or Phase-II Earn-In may hereinafter be collectively referred to as "Earn-In"), NEWMONT shall have the sole right to determine the nature, scope, timing and extent of Operations that are conducted to satisfy the applicable Earn-In expenditures. NEWMONT shall conduct all Operations during Earn-In in a manner consistent with the standards set forth in the first sentence of **Section 8.3**. In conducting such Operations, NEWMONT shall be required to fulfill all of the applicable obligations of the Manager set forth in **Subsections 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.10, 8.2.11, 8.2.12, 8.2.13** and **8.2.14**.

5.2.2.5. Reports of Exploration Expenditures. NEWMONT shall provide NEWWEST with a report of its Exploration Expenditures on a quarterly basis, not later than thirty (30) days after the end of each calendar quarter, and on an annual basis, not later than sixty (60) days after the end of each Annual Period during the applicable Earn-In, and each such annual report will include such information as is reasonably necessary for NEWWEST to confirm that NEWMONT has incurred the required minimum amount of Exploration Expenditures during the Annual Period in question.

5.2.3. Excess Credited. In the event Exploration Expenditures in any period during Phase-I Earn-In exceed the minimum amounts set forth in **Subsection 5.2.2**, the excess shall be credited toward subsequent Annual Periods or Phase-II Earn-In, as applicable. NEWMONT's failure to timely expend the required amounts of Exploration Expenditures during any applicable Annual Period in accordance with this **Section 5.2**, if not cured within thirty (30) days after written Notice by NEWWEST of such default, unless NEWMONT in good faith disputes that it has failed to expend the required amount of Exploration Expenditures, in which case the cure period shall not start running until thirty (30) days after a final judicial decision finding a default, shall be deemed to be a withdrawal of NEWMONT from the Venture. Upon, such withdrawal, the Venture shall terminate subject to **Subsection 5.2.3.1** below.

5.2.3.1. Failure to Meet Phase-I Earn-In. If NEWMONT fails to meet all conditions of the Phase-I Earn-In within the applicable time periods stated, NEWWEST shall have the option to terminate this Agreement, by providing Notice to NEWMONT, such termination to be effective upon NEWMONT's receipt of such Notice. In the event of such termination, NEWMONT shall pay any Government Fees, property taxes or other payments required to hold or maintain the Properties in good standing which come due within sixty (60) days after the effective date of such termination. In the event of such termination, each Participant shall be responsible for complying with all Laws relating to disturbances existing on its Properties prior to the Effective Date. In the event of such termination, the provisions of **Section 11.2** shall apply, the existing Sublease between the Participants described in **Exhibit A** shall remain in full force and effect, and the Newmont Properties that are not currently covered by the Sublease shall, at NEWWEST's election, be the subject of a separate sublease with the following terms: (a) NEWMONT shall receive a Net Smelter Return Royalty of two (2%) percent on the first 300,000 ounces of gold or gold equivalent produced from such lands and four (4%) percent on production over 300,000 ounces; (b) the term of the new sublease shall run concurrently with the term of the existing Subleases, and (c) all other material terms of the new sublease shall be the same as the existing Sublease

5.2.4. Phase-II Earn-In.

5.2.4.1. NEWMONT's Election to Earn an Additional Participating Interest. Upon completion of Phase-I Earn-In, NEWMONT may, at its election, which must be made by providing Notice to NEWWEST before the expiration of ninety (90) days after the end of the Phase-I Earn-In, earn an additional nine percent (9%) Participating Interest, for a total of a sixty percent (60%) Participating Interest, by spending an additional nine million dollars ($9,000,000.00) for Exploration, Development or other Operations, on or before the sixth anniversary following the Effective Date ("Phase-II Earn-In"). If at any time during the Phase-II Earn-In NEWMONT decides not to complete the expenditures required to earn the additional nine percent (9%) Participating Interest, NEWMONT shall promptly notify NEWWEST. If NEWMONT fails or elects not to timely incur the entire required amount of Phase-II expenditures within the time periods set forth above, its Participating Interest shall remain at fifty-one percent (51%). Any such additional expenditures shall be referred to as NEWMONT's "Additional Contribution." Upon completion of the Phase-II Earn-In, the value of NEWMONT's Initial Contribution shall be deemed to be $32,100,000, and the value of NEWWEST's Initial Contribution shall be deemed to be $21,400,000.

5.2.4.2. Recovery of Funds. Provided that NEWMONT completes its Phase-II Earn-In requirements and solely out of NEWWEST's share of

Products less production costs, NEWMONT shall be entitled to recover the sum of three million seven hundred fifty thousand dollars ($3,750,000.00) from ninety percent (90%) of NEWWEST's share of Products less production costs until that amount is recovered in full.

5.2.4.3. Notice to Commence Joint Funding. Upon completion of the applicable Phase-I Earn-In or Phase-II Earn-In, or an election by NEWMONT not to complete (or a failure by NEWMONT to timely complete) the Phase-II Earn-In, NEWMONT shall provide written Notice to NEWWEST of at least one hundred twenty (120) days before the commencement of the period in which it proposes to commence joint funding. Such Notice shall include a proposed Program and Budget for the following Program and Budget period. NEWWEST shall, within sixty (60) days after delivery of such Notice, notify NEWMONT in writing that it will: **(i)** participate in joint funding at the level of its then current Participating Interest, at some lower level or not at all, or **(ii)** exercise its option to have NEWMONT finance NEWWEST's contribution through the Commencement of Commercial Production. All amounts so financed by NEWMONT shall accrue interest, per annum, at the lesser of LIBOR plus four percent (4%) or NEWWEST's then current borrowing rate, from the date the financing advance occurs until repayment to NEWMONT. NEWMONT shall not have recourse against NEWWEST's non-Venture assets or its Participating Interest for repayment, but shall obtain repayment of the amount advanced, plus interest, solely from up to eighty percent (80%) of NEWWEST's share of Products less production costs. NEWMONT shall similarly provide NEWWEST with one hundred twenty (120) days advance Notice of each proposed Expansion or Modification of Operations, and NEWWEST shall, with respect to the funding of the proposed expanded or modified Operations, have the same option to elect to have NEWMONT fund its share of all such costs of expansion or modification through completion. If NEWWEST elects to participate in joint funding at a lower level than its Participating Interest, or not at all, under clause **(i)** above, then the provisions of **Section 6.2** shall apply.

5.2.4.4. Filing and Payment Obligations. Subject to **Section 12.1**, prior to the commencement of joint funding, NEWMONT shall be responsible for making all governmental recordings/filings and paying all Government Fees due with respect to the Properties and Operations during the periods that it is completing Exploration Expenditures. Any such payments shall be credited toward the Exploration Expenditures specified in **Subsections 5.2.2 and 5.2.4.** NEWMONT's responsibility depends upon NEWWEST's timely delivery to NEWMONT of relevant filing and maintenance information relating to the Claims. On or before August 1 of each year, NEWMONT shall provide NEWWEST with a copy of the form of affidavit of payment of claim maintenance fees it intends to file with the BLM and record in Humboldt County, and on or before August 15 of each year,

NEWMONT shall provide NEWWEST evidence that the required claim maintenance fees have been paid with respect to the Claims for the upcoming assessment year.

5.3. Cash Contributions. After completion of the applicable Earn-In by NEWMONT, the Participants shall contribute funds for adopted Programs and Budgets in proportion to their respective Participating Interests, subject to elections permitted in **Subsection 5.2.4.3(ii)** and **Section 9.4**.

6. PARTICIPATING INTERESTS

6.1. Participating Interests.

6.1.1. Initial Participating Interests. The Participants shall have the following initial Participating Interests in the Venture:

NEWMONT: 5% upon execution of this Agreement (conditional upon NEWMONT achieving Phase-I Earn-In to vest).

NEWMONT: 51% if NEWMONT completes Phase-I Earn-In.

NEWMONT: 60% if NEWMONT completes Phase-II Earn-In.

NEWWEST: the respective remaining percentage Participating Interest.

6.1.2. Changes to Initial Participating Interests. A Participant's Participating Interest shall only be changed as follows:

6.1.2.1. as provided in **Subsections 5.2.2.1** and **5.2.4.1**;

6.1.2.2. upon an election or deemed election by a Participant pursuant to **Subsection 5.2.4.3(i)** or **Section 9.4** not to contribute or to contribute less to an adopted Program and Budget than the percentage reflected by its Participating Interest;

6.1.2.3. as provided in **Sections 6.2** and **6.4**;

6.1.2.4. in the event of default by a Participant in making its agreed upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke **Subsection 6.3.2**;

6.1.2.5. upon withdrawal, pursuant to **Article 11**;

6.1.2.6. pursuant to a transfer by a Participant of all or a portion of its Participating Interest in accordance with **Article 13**; or

6.1.2.7. upon acquisition by either Participant of part or all of the Participating Interest of the other Participant, however arising.

6.2. Voluntary Reduction in Participation - Dilution. After NEWMONT has completed the applicable Earn-In, and if NEWWEST has elected to participate in joint funding, a

Participant may elect, as provided in **Subsection 5.2.4.3** and **Section 9.4**, to limit its contributions to an adopted Program and Budget (without regard to its vote on adoption of the Program and Budget) as follows:

6.2.1. to some lesser amount than its respective Participating Interest; or

6.2.2. to not contribute at all.

In such event, the non-diluting Participant shall then have the option to either fully fund the remaining portion of the adopted Program and Budget; or, within fifteen (15) days following the election of the diluting Participant under **Subsection 5.2.4.3(i)** or **Subsection 9.4.2**, to propose a reduced alternative Program and Budget to which the Participants shall, within seven (7) days, make a re-election under **Subsection 5.2.4.3**, **Subsection 9.4.1** or **Subsection 9.4.2**. If the non-diluting Participant elects to continue with the initially adopted Program and Budget, the Participating Interest of the Participant electing either **Subsection 6.2.1** or **Subsection 6.2.2** above shall be recalculated at the time of election by dividing: **(i)** the sum of (a) the value of that Participant's Initial Contribution (as determined pursuant to **Subsection 5.2.2.3 or 5.2.4.1**, as applicable), (b) the total of all that Participant's contributions to previous Programs and Budgets, and (c) the amount the Participant elects to contribute to the approved Program and Budget, by **(ii)** the sum of (a), (b) and (c) above for all Participants; and multiplying the result by 100. That is:

$$\frac{(a)+(b)+(c) \text{ diluting Participant}}{(a)+(b)+(c) \text{ all Participants}} \times 100 = \text{Recalculated Participating Interest}$$

The Participating Interest of the other Participant (the "Reduced Participant") shall thereupon become the difference between 100% and the recalculated Participating Interest. As soon as practicable after the necessary information is available at the end of each period covered by an adopted Program and Budget (and not later than forty-five (45) days after the end of such period), a recalculation of each Participant's Participating Interest shall be made in accordance with the preceding formula to adjust, as necessary, the recalculations made at the beginning of such period to reflect actual contributions made by the Participants during the period. Except as otherwise provided in this Agreement, a diluting Participant shall retain all of its rights and obligations under this Agreement, including the right to participate in future Programs and Budgets at its recalculated Participating Interest.

6.2.3. If a Participant had made an election under **Subsection 6.2.1 or 6.2.2**, and if the Manager expended or incurred obligations that were less than the adopted Budget, the Participating Interests shall be recalculated pursuant to **Section 6.2** by substituting each Participant's actual contribution to the adopted Budget for that Participant's estimated contribution at the time of the Reduced Participant's election under **Section 6.2**. If the Manager expended or incurred obligations of less than ninety percent (90%) of the adopted Budget, within thirty (30) days of receiving the Manager's report on expenditures, the Reduced Participant may notify the other Participant of its election to reimburse the other Participant for the difference between any amount contributed by the Reduced Participant to such adopted Program and Budget and the Reduced Participant's proportionate share

(at the Reduced Participant's former Participating Interest) of the actual amount expended or incurred for the Program, plus interest on the difference accruing at the rate described in **Section 9.10**. The Reduced Participant shall deliver the appropriate amount (including interest) to the other Participant with such notice. Failure of the Reduced Participant to so notify and tender such amount shall result in dilution occurring in accordance with this **Section 6.2** and shall bar the Reduced Participant from its rights under this **Subsection 6.2.5** concerning the relevant adopted Program and Budget.

6.2.4. All recalculations under this section shall be effective as of the first day of the program period for the Program and Budget. The Manager, on behalf of both Participants, shall make such reimbursements, reallocations of Products, adjustments to the Joint Account and other adjustments as are necessary so that, to the extent possible, each Participant will be placed in the position it would have been in had its Participating Interests as recalculated under this Section been in effect throughout the Program Period for such Program and Budget.

6.3. Default in Making Contributions.

6.3.1. If a Participant elects to contribute to an approved Program and Budget and then defaults in making a contribution or cash call under an approved Program and Budget, the non-defaulting Participant may, but is not obligated to, advance the defaulted contribution on behalf of the defaulting Participant and treat the same, together with any accrued interest, as a demand loan bearing interest from the date of the advance at the rate provided in **Section 9.10**. The failure to repay said loan within ten (10) days following demand shall be a default under such loan and under this Agreement.

6.3.2. The Participants acknowledge that if a Participant defaults in making a contribution to an approved Program and Budget or a cash call under **Section 9.9** or in repaying a loan under **Subsection 6.3.1**, it will be difficult to measure the damages resulting from such default. The Participants acknowledge that the damage to the non-defaulting Participant could be significant. In the event of such default, as reasonable liquidated damages and as the non-defaulting Participant's sole and exclusive remedy therefor, the defaulting Participant shall be subjected to twice the dilution resulting from voluntary reduction in Participating Interest in accordance with **Section 6.2** above. By way of example, the defaulting Participant's Participating Interest shall be reduced according to the formula in **Section 6.2**, and further reduced by multiplying the dilution by two. Amounts treated as a loan pursuant to **Section 6.3.1** and interest thereon shall be included in the calculation of the defaulting Participant's reduced Participating Interest. The non-defaulting Participant's Participating Interest shall, at such time, become the difference between 100% and the further reduced Participating Interest of the defaulting Participant. Such adjustments to the Participants' Participating Interests shall be effective as of the date of the default.

6.4. Elimination of Minority Interest.

6.4.1. Upon the reduction of its Participating Interest to less than ten percent (10%), by any means other than NEWMONT's failure to complete the Phase-I Earn-In, a Participant shall be deemed to have withdrawn from the Venture and shall relinquish its entire Participating Interest, free and clear of any Encumbrances arising by, through or under that Participant, other than those identified in **Exhibit A** or **Exhibit G** or to which both Participants have previously agreed in writing. Such relinquished Participating Interest shall be deemed to have accrued automatically to the other Participant, and the interest of the diluted Participant shall be converted to an interest in three percent (3%) of Net Smelter Returns, as defined in **Exhibit D**.

6.4.2. If a Participant's Participating Interest is eliminated as set forth in this **Section 6.4** then any decision to place the Properties into production shall be at the sole discretion of the other Participant and if the Properties are in or are placed into production, such other Participant shall have the unfettered right to suspend, curtail or terminate any such operation as it in its sole discretion may determine.

6.5. Continuing Liabilities Upon Adjustments of the Participating Interests. Any actual or deemed withdrawal of a Participant or any reduction of a Participant's Participating Interest under this Agreement shall not relieve such Participant of its share of any liability, whether it accrues before or after such withdrawal or reduction, arising out of Operations conducted prior to such withdrawal or reduction, including, without limitation, Environmental Compliance and other Continuing Obligations. For purposes of this **Section 6.5**, such Participant's share of such liability shall be equal to its Participating Interest at the time that the events or omissions giving rise to such liability occurred. The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest shall be free from royalties, liens or other Encumbrances arising by, through or under such other Participant, other than those identified in **Exhibit A** or **Exhibit G**, or to which both Participants have given their written consent.

6.6. Documentation of Adjustments to Participating Interests. An adjustment to a Participating Interest need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant's Participating Interest shall be shown in the books of the Manager. However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence or effectuate such adjustment in a form sufficient for recording in the jurisdiction where the Properties are located.

6.7. Grant of Lien or Security Interest

6.7.1. Subject to **Section 6.8**, each Participant hereby grants to the other Participant a lien upon and a security interest in its Participating Interest, including all of its right, title and interest in the Assets and the Participant's share of Products, whenever acquired or arising, and the proceeds from and accessions to the foregoing.

6.7.2. The liens and security interests granted by this **Section 6.7** shall secure every obligation or liability of the Participant granting such lien or security interest

created under this Agreement, including the obligation to repay any loans by one Participant to another. Each Participant hereby agrees to take all action necessary to perfect such lien and security interests and hereby appoints the other Participant, its attorney-in-fact, to execute, file and record all security documents necessary to perfect or maintain such lien and security interests.

6.8. Subordination of Interests. Each Participant shall, from time to time, take all necessary actions, including execution of appropriate agreements, to pledge and subordinate its Participating Interest, any liens it may hold which are created under this Agreement, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for its share of funding for Operations approved by the Management Committee.

6.9. Effect of Conversion to a Net Smelter Returns. Upon a Participant's conversion to a Net Smelter Returns pursuant to **Subsections 6.4.1, 6.4.2 or 6.4.3**, this Agreement shall terminate, except for the rights and obligations under **Sections 2.5, 6.5** and this **Section 6.9**. Upon either Participant's conversion to a Net Smelter Returns, the Participants shall promptly execute appropriate conveyance instruments conveying the converting Participant's interest in the Assets to the non-converting Participant, and the Participants shall execute a Net Smelter Returns Royalty Agreement in the form of **Exhibit D**.

7. MANAGEMENT COMMITTEE

7.1. Organization and Composition. Upon execution of this Agreement, the Participants shall establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two (2) members appointed by NEWMONT and two (2) members appointed by NEWWEST. Each Participant may appoint one or more alternates to act and vote in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by prior written Notice to the other Participant.

7.2. Decisions. Each Participant, acting through its appointed members, shall have votes on the Management Committee, in proportion to its Participating Interest. Unless otherwise provided in this Agreement, the vote of a Participant with a Participating Interest greater than fifty percent (50%) shall determine the decisions of the Management Committee. In the event of a tie vote, the Participant designated as Manager shall have the deciding vote of the Management Committee, after considering the legitimate concerns of the other Participant. Prior to NEWMONT's completion of Phase-I Earn-In, NEWMONT shall be deemed to have a five (5%) Participating Interest and NEWWEST shall be deemed to have a ninety-five (95%) Participating Interest for purposes of voting on the Management Committee. Nothing in this **Section 7.2**, however, shall limit NEWMONT's full management discretion in conducting its Earn-In activities and expenditures, subject to the provisions of **Section 5.2.2.4**.

7.3. Meetings.

7.3.1. Informal Meetings. Prior to commencement of joint funding, the Management Committee shall hold informal meetings in Winnemucca, Nevada, or at other mutually agreed places, not less frequently than once every calendar quarter. The

purpose of the meetings is to discuss the Manager's reports and to discuss exploration plans and other matters pertaining to the Venture.

7.3.2. Regular Meetings. Upon the commencement of joint funding, the Management Committee shall hold regular meetings at least annually in Winnemucca, Nevada or at other mutually agreed places on the following terms. The Manager shall give thirty (30) days Notice to the Participants of such regular meetings (unless such Notice is waived by the Participants). Additionally, any Participant may call a special meeting upon seven (7) days Notice to the Manager and the other Participant (unless such Notice is waived by the Participants). In case of emergency, reasonable Notice of a special meeting shall suffice. With respect to a regular or special meeting of the Management Committee, there shall be a quorum if at least one member representing each Participant having greater than a twenty percent (20%) Participating Interest is present; but if a quorum does not exist at any such meeting, any Participant may reschedule the meeting, at a time at least two (2) days following the originally scheduled meeting but no later than seven (7) days following the originally scheduled meeting, and, at such rescheduled meeting, there shall be a quorum if at least one member representing any Participant having greater than a twenty percent (20%) Participating Interest is present. Each Notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matter may be considered with the consent of all Participants. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within thirty (30) days after the meeting. The Participants shall have thirty (30) days after receipt to sign and return such copies or to provide any written comments on such minutes to the Manager. If a Participant timely submits written comments on such minutes, the Management Committee shall seek, for a period not to exceed thirty (30) days, to agree upon minutes of such meeting acceptable to the Participants. At the end of such period, failing agreement by the Participants on revised minutes, the minutes of the meeting shall be the original minutes as prepared by the Manager, together with the comments on the minutes made by the other Participant. These documents shall be placed in the minute book maintained by the Manager. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture cost. All other costs associated with Management Committee meetings shall be paid for by the Participants individually.

7.4. Action Without Meeting. Subject to the Notice and quorum requirements under **Section 7.3**, the Management Committee may hold meetings by telephone conferences in lieu of meetings in person, so long as minutes are prepared in accordance with **Section 7.3**. The Management Committee may also take actions in writing signed by all members.

7.5. Matters Requiring Approval. Except as otherwise delegated to the Manager in **Section 8.2** or as otherwise provided in this Agreement the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.

7.6. Surface Rights. The Participants recognize the importance of protecting the Participants' rights under the Mining Leases against the claims of owners of the surface of the leased property. Until NEWMONT has completed the Phase-I Earn-In, the Participants shall consult with each other in good faith concerning the regulatory, legal and litigation plans for maintaining and defending the right of the Participants to use the surface of the Mining Sublease Properties (as defined in **Exhibit A**) against claims made by any third party seeking to limit, restrict or prohibit any such uses, including, without limitation, NEWWEST's rights under Humboldt County Conditional Use Permit UH-06-12 and other land-use authorizations, and including proceedings to consider new and/or revised land use ordinances. NEWMONT shall reimburse NEWWEST only for costs relating to mutually-agreed services incurred by NEWWEST for its attorneys and consultants engaged in that process (collectively, the "Services"), upon receipt of invoice(s) from NEWWEST for the same. The invoices shall show in detail the Services provided. The amount of all such reimbursements are Exploration Expenditures. NEWMONT's reimbursement obligation is subject to the following conditions.

7.6.1. NEWWEST shall have submitted in advance a quarterly plan and budget with cost estimates for the Services for prior discussion among the Participants. The Participants shall communicate regularly on the need or advisability to revise the plan and budget. Although during the Phase-I Earn-In, NEWWEST shall have the ultimate decision-making authority as to the Services, NEWMONT shall have no obligation to reimburse NEWWEST for any such Services which NEWMONT reasonably believes are unnecessary or not in its own best interest.

7.6.2. In providing the Services, NEWWEST shall represent the Venture and act in the best interests of the Venture, and shall not purport to represent NEWMONT individually, unless authorized otherwise in advance in writing by NEWMONT. NEWMONT's right to participate in the Services through its attorneys, consultants or otherwise, are in no way limited by this Section.

If NEWMONT completes the Phase-I Earn-In, the Manager shall have the final decision-making authority with respect to all such regulatory, legal and litigation plans, so long as the Manager's decisions with respect thereto are in the best interests of the Venture as opposed to either of the Participants individually. After completion of the Phase-I Earn-In, the costs and expenses of providing the Services shall be charged to the Venture. NEWWEST and NEWMONT shall cooperate with each other in connection with all of the actions described in this Section 7.6, and take, from time to time and without additional consideration, such actions and execute such instruments as may be reasonably necessary or convenient in connection therewith.

8. MANAGER

8.1. Appointment. Provided that NEWMONT is fully and timely performing its Phase-I Earn-In or Phase -II Earn-In activities and expenditures, the Participants hereby appoint NEWMONT as the Manager with overall management responsibility for Operations and to remain as Manager until it resigns pursuant to Section 8.4, or until its Participating Interest falls below fifty percent (50%).

8.2. Powers and Duties of Manager. Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties:

8.2.1. the Manager shall manage, direct, and control Operations, and shall prepare and present to the Management Committee proposed Programs and Budgets;

8.2.2. the Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement;

8.2.3. the Manager shall use reasonable efforts to: **(i)** purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; **(ii)** obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and **(iii)** keep the Assets free and clear of all Encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or materialmen's liens which shall be released or discharged in a diligent manner, or Encumbrances specifically approved by the Management Committee;

8.2.4. the Manager shall conduct such title examinations and cure such title defects relating to the Properties as may be advisable in the reasonable judgment of the Manager;

8.2.5. the Manager shall: **(i)** make or arrange for all payments required by concessions, leases, licenses, permits, contracts, and other agreements related to the Assets; **(ii)** pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income; and **(iii)** do all other acts reasonably necessary to maintain the Assets; and **(iv)** timely and properly pay the production royalties described in **Exhibit A** and **Exhibit G.** If authorized by the Management Committee, the Manager shall have the right to contest, in the courts or otherwise, the validity or amount of any taxes, assessments, or charges if the Manager deems them to be unlawful, unjust, unequal, or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment, or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the non-payment of any taxes, assessments, or like charges;

8.2.6. the Manager shall: **(i)** apply for all necessary permits, licenses and approvals; **(ii)** comply with the Laws; **(iii)** notify promptly the Management Committee of any allegations of substantial violation thereof; and **(iv)** prepare and file all reports or notices required for Operations. In the event of any violation of permits, licenses, Laws or approvals, the Manager shall timely cure or dispose of such violation through performance, payment of fines and penalties, or both, and the cost thereof shall be charged to the Joint Account;

8.2.7. the Manager shall notify the other Participant promptly of any litigation, arbitration, or administrative proceeding commenced against the Venture. The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The Manager shall consult with the non-managing Participant on pleadings, briefs and other litigation matters in advance of filings. The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The Management Committee shall approve in advance any settlement involving payments, commitments or obligations in excess of $100,000 in cash or value;

8.2.8. the Manager may dispose of Assets, whether by sale, assignment, abandonment or other transfer, in the ordinary course of business, except that Properties may be abandoned or surrendered only after completion by NEWMONT of the Phase I Earn-In, and then only as provided in **Article 12**. However, without unanimous prior authorization from the Management Committee, the Manager shall not: **(i)** dispose of Assets in any one transaction having a value in excess of $100,000; **(ii)** enter into any sales contracts or commitments for Products, except as permitted in **Section 10.2**; **(iii)** begin a liquidation of the Venture; or **(iv)** dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Venture;

8.2.9. the Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors;

8.2.10. the Manager shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with U.S. generally accepted accounting procedures;

8.2.11. the Manager shall select and employ at competitive rates all supervision and labor necessary or appropriate to all Operations hereunder. All persons employed hereunder, the number thereof, their hours of labor and their compensation shall be determined by the Manager, and they shall be employees of the Manager;

8.2.12. the Manager shall keep the Management Committee advised of all Operations by holding the periodic informal meetings provided for in **Subsection 7.3.1**, and by submitting in writing to the Management Committee: **(i)** prior to the commencement of joint funding, quarterly progress summaries (delivered within thirty (30) days after the end of each calendar quarter) with applicable data, including a current estimate of Exploration Expenditures incurred, and an annual report of the previous year's Operations and the upcoming year's planned Operations by each January 31, and after joint funding commences, monthly progress reports, which include statements of expenditures and comparisons of such expenditures to the adopted Budget; **(ii)** periodic summaries of data acquired; **(iii)** assay results and copies of all reports (whether interpretive or non-interpretive) concerning Operations whether prepared internally by NEWMONT or by third-party contractors or consultants, promptly after those results or reports are generated; **(iv)** a detailed final report within sixty (60) days after completion of each Program and Budget, which shall include comparisons between actual and

budgeted expenditures; and **(v)** such other reports as the Management Committee may reasonably request. At all reasonable times, the Manager shall provide the Management Committee or the representative of any Participant, upon the request of any member of the Management Committee, access to, and the right to inspect and copy, all information acquired in Operations, including but not limited to, maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records. In addition, the Manager shall allow the non-managing Participant, at its sole risk and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the inspecting Participant does not unreasonably interfere with Operations;

8.2.13. the Manager shall arrange insurance for the benefit of the Participants, in such amounts and of such nature as the Manager deems necessary to protect the Assets and Operations of the Venture;

8.2.14. the Manager shall perform or cause to be performed all assessment and other work, and shall pay all Government Fees required by Law in order to maintain in good standing all licenses, permits, claims, concessions, fee lands, mining leases, surface leases mining leases, surface leases, Claims and other tenures included within the Properties. The Manager shall have the right to perform the assessment work required hereunder pursuant to a common plan of exploration on other properties. The Manager shall timely record and file with the appropriate governmental office any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of Government Fees and the performance of assessment work, in each case in sufficient detail to reflect compliance with the applicable requirements;

8.2.15. if authorized by the Management Committee, the Manager may: **(i)** locate, amend or relocate any unpatented mining claim or mill site or tunnel site, **(ii)** locate any fractions resulting from such amendment or relocation, **(iii)** apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites, **(iv)** abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquiring from the United States rights to the ground covered thereby, **(v)** abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby, **(vi)** exchange with or convey to the United States any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground, and **(vii)** convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any federal law hereafter enacted.

8.2.16. the Manager shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of any applicable Laws or contractual obligations and shall include in each Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of any applicable Law or contractual obligation pertaining to Environmental Compliance. To the extent practical, the Environmental

Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations;

8.2.17. the funds that are to be deposited into the Environmental Compliance fund shall be maintained by the Manager in a separate, interest bearing cash management account, which may include, but is not limited to, money market investments and money market funds, and/or in longer term investments if approved by the Management Committee. Such funds shall be used solely for Environmental Compliance, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements;

8.2.18. the Manager shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of the Venture. The Manager shall have the right to delegate performance of Continuing Obligations to persons having demonstrated skill and experience in relevant disciplines. As part of each Program and Budget submittal, the Manager shall specify in such Program and Budget the measures to be taken for performance of Continuing Obligations and the cost of such measures. The Manager shall keep the other Participant reasonably informed about the Manager's efforts to discharge Continuing Obligations. Authorized representatives of each Participant shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto;

8.2.19. if Participating Interests are adjusted in accordance with this Agreement the Manager shall propose from time to time one or more methods for fairly allocating costs for Continuing Obligations in a manner consistent with **Article 6.**

8.2.20. the Manager shall undertake all other activities reasonably necessary to fulfill the foregoing.

8.3. Standard of Care. The Manager shall discharge its duties under **Section 8.2** and conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining, environmental and other applicable industry standards and practices, and in material compliance with the terms and provisions of concessions, leases, licenses, permits, contracts and other agreements pertaining to Assets. So long as it is substantially performing all of its obligations under this Agreement, the Manager shall not be liable to the non-managing Participant for any act or omission resulting in damage, loss cost, penalty or fine to the Venture or non-managing Participant, except to the extent caused by or attributable to the Manager's willful misconduct or gross negligence. The Manager shall not be in default of its duties under this Agreement, if its inability to perform results from the failure of the non-managing Participant to perform acts or to contribute amounts required of it by this Agreement.

8.4. Resignation; Deemed Offer to Resign. The Manager may offer to resign upon not less than thirty (30) days prior Notice to the Management Committee, in which case the other Participant may select the successor Manager by Notice to the Management Committee

within thirty (30) days after the Notice of resignation, and may appoint itself or a third party as the successor Manager. If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant (along with the appointment of a successor Manager), if at all, within ninety (90) days following such deemed offer:

8.4.1. subject to **Section 8.1**, the Participating Interest of the Manager (inclusive of any entity claiming through the Manager as provided in **Subsection 13.2.7**) ceases to be the highest between the Participants, provided; however, that in the event the Manager transfers its Participating Interest to an Affiliate, such Affiliate shall automatically become the Manager; or

8.4.2. the Manager fails to perform a material obligation imposed upon it under this Agreement, and such failure continues for a period of sixty (60) days after Notice from the other Participant demanding performance; or

8.4.3. the Manager fails to pay the Venture's bills within ninety (90) days after they are due, unless the Manager contests such bills in good faith; or

8.4.4. the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official is appointed for a substantial part of the Manager's assets, and such appointment is neither made ineffective nor discharged within thirty (30) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager; or

8.4.5. the Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

8.4.6. entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager, or a substantial part of its Participating Interest or other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

Under **Subsections 8.4.4, 8.4.5 or 8.4.6** above, any appointment of a successor Manager shall be deemed to pre-date the event causing a deemed offer of resignation. In the event a Participant who elects to become a successor Manager under the terms of this **Section 8.4** has a Participating Interest less than any other Participant, the successor Manager shall, solely for purposes of voting under **Section 7.2** and only for so long as it remains Manager, be deemed to have a Participating Interest 1% greater than the Participating Interest of the Participant holding the greatest Participating Interest.

8.5. Payments to Manager. The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with the Accounting Procedure set forth in **Exhibit C**.

8.6. Transactions With Affiliates. If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case with unrelated persons in arm's-length transactions.

8.7. Independent Contractor. The Manager is and shall act as an independent contractor and not as the agent of the other Participant. The Manager shall maintain complete control over its employees and all of its subcontractors with respect to performance of the Operations. Nothing contained in this Agreement or any subcontract awarded by the Manager shall create any contractual relationship between any subcontractor and the other Participant. The Manager shall have complete control over and supervision of Operations and shall direct and supervise the same so as to ensure their conformity with this Agreement.

9. PROGRAMS AND BUDGETS

9.1. Operations Pursuant to Programs and Budgets. After Notice of commencement of joint funding, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to a Program and Budget approved pursuant to **Subsection 5.2.4.3** (with respect to the first Program and Budget after the commencement of joint funding) or **Section 9.2**. Every Program and Budget adopted pursuant to this Agreement shall provide for accrual of reasonably anticipated Environmental Compliance expenses for all operations contemplated under the Program and Budget.

9.2. Presentation of Programs and Budgets. Proposed Programs and Budgets shall be prepared by the Manager and shall be for six (6) month periods or any longer periods not to exceed one (1) year. Each adopted Program and Budget, regardless of length, shall be reviewed at least once per year at the annual meeting of the Management Committee. Except for the first Program and Budget after the commencement of joint funding (to which the provisions of **Subsection 5.2.4.3** apply), and notwithstanding whether a portion of a previous period's Program and Budget is being carried forward to fund activities continuing beyond the current year, at least forty-five (45) days prior to the annual meeting of the Management Committee, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Participants. Within twenty (20) days of receipt of the proposed Program and Budget, the Participants may submit written comments to the Manager detailing revisions or modifications that they would like to have made to the proposed Program and Budget. If such written comments are received, the Manager, working with the other Participant, shall seek for a period of time not to exceed fifteen (15) days to develop a revised Program and Budget acceptable to both Participants. The Manager shall submit any revised proposed Program and Budget to the Participants at least five (5) days prior to the annual meeting of the Management Committee.

9.3. Adoption of Proposed Programs and Budgets. At the annual meeting, the Management Committee shall consider and vote on the proposed Program and Budget.

9.4. Election to Participate. By Notice to the Management Committee within twenty (20) days after the final vote adopting a Program and Budget, a Participant may elect to contribute to such Program and Budget as follows:

9.4.1. in proportion to its respective Participating Interest as of the beginning of the period covered thereby; or

9.4.2. to some lesser amount than its respective Participating Interest, or not at all, in which case its Participating Interest shall be recalculated as provided in **Section 6.2**, and such recalculated Participating Interest shall be effective the first day of the period covered by the adopted Program and Budget.

If a Participant fails to provide Notice to the Management Committee under this **Section 9.4**, the Participant will be deemed to have elected to contribute to such Program and Budget in proportion to its Participating Interest at the beginning of such Program and Budget period.

9.5. Amendments. The Manager may propose amendments ("Amendments") to any currently approved Program and Budget from time to time prior to incurring costs under such Amendment. In such event, the Participants shall have fifteen (15) days after the proposal of an Amendment in which to submit to the Management Committee one of the responses set forth in **Subsections 9.4.1 or 9.4.2** above (substituting "Amendment" for "Program and Budget" in each case). If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by that Participant of the Manager's proposed Amendment. If a Participant makes a timely submission to the Management Committee proposing modifications to or rejecting the proposed Amendment, then the Management Committee shall seek to develop an Amendment reasonably acceptable to both Participants. If the Participants have failed to agree on an Amendment within twenty (20) days after its proposal by the Manager, the Amendment as approved by the Participant with the majority Participating Interest or the Manager (if the Participating Interests are then 50/50) shall be deemed approved by both Participants and the Management Committee.

9.6. Budget Overruns; Program Changes. The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. If the Manager exceeds the total of an adopted Budget by more than ten percent (10%), then the excess over ten percent (10%), unless directly caused by an emergency or unexpected expenditure made pursuant to **Section 9.7**, or authorized or ratified by a unanimous decision of the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests. Budget overruns of ten percent (10%) or less shall be borne by the Participants in proportion to their respective Participating Interests as of the time the overrun occurs.

9.7. Emergency Expenditures. In case of emergency, the Manager may take any action it deems necessary to protect life, limb or property, to protect the Assets or to comply with Law. The Manager may also make reasonable expenditures on behalf of the Participants for unexpected events that are beyond its reasonable control. In the case of an emergency or unexpected expenditure, the Manager shall promptly notify the Participants of the expenditure, and the Manager shall be reimbursed therefor by the Participants in

proportion to their respective Participating Interests at the time the emergency or unexpected expenditure is incurred.

9.8. Quarterly Statements. After Notice to commence joint funding, the Manager shall submit to the Management Committee quarterly statements of account (not later than thirty (30) days after the end of each calendar quarter) reflecting in reasonable detail the charges and credits to the Joint Account.

9.9. Cash Calls. On the basis of adopted Programs and Budgets, the Manager shall submit to each Participant, prior to the fifteenth (15th) day of each month, a billing for estimated cash and Environmental Compliance fund requirements for the next month. Within fifteen (15) days after receipt of each billing, or a billing made pursuant to **Sections 9.7 or 11.5**, each Participant shall advance to the Manager its proportionate share of the estimated amount. Time is of the essence of payment of such billings. The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to two (2) months. After a decision has been made to begin Development, all funds in excess of immediate cash requirements shall be invested in interest-bearing accounts for the benefit of the Joint Account.

9.10. Failure to Meet Cash Calls. A Participant that fails to meet cash calls in the amount and at the times specified in **Section 9.9** shall be in default, and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to five (5) percentage points over the prime rate in effect from time to time for demand, commercial loans quoted by JP Morgan Chase (or any successor financial institution) at its main branch in New York City, New York, U.S.A. to its most credit-worthy customers or the maximum interest rate permitted by law, if less than this. Such interest shall accrue to the benefit of and be payable to the non-defaulting Participant, but shall not be deemed as amounts contributed by the non-defaulting Participant in the event dilution occurs in accordance with **Article 6**. The non-defaulting Participant shall have those rights, remedies and elections specified in **Section 6.3**, as well as any other rights and remedies available to it by Law.

9.11. Audits. Upon request of any Participant made within twenty-four (24) months following the end of any calendar year (or, if the Management Committee has adopted an accounting period other than the calendar year, within twenty-four (24) months after the end of such period) and at the expense of the Venture, the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period). All exceptions to the audit and claims upon the Manager for discrepancies disclosed by such audit shall be made in writing not later than three (3) months after receipt of the audit report by the Participant that requested the audit. A Participant's failure to make such exceptions or claims within the three (3) month period shall **(i)** mean that the audit is correct and binding upon the Participants and **(ii)** result in a waiver of any right to make claims upon the Manager for discrepancies disclosed by the audit. The audits shall be conducted by a national firm of certified public/chartered accountants selected by the Manager, unless otherwise agreed by the Management Committee. In addition each Participant shall have the right to conduct an independent audit of all books, records and accounts, at the expense of the requesting Participant, and which audit right will be limited to the period not more than twenty-four (24) months prior to the calendar year in which the audit is conducted. All exceptions to and claims upon the Manager for

discrepancies disclosed by such audit shall be made in writing within three (3) months after completion or delivery of such audit, or they shall be deemed waived.

10. DISPOSITION OF PRODUCTION

10.1. Taking In Kind. Each Participant shall take in kind or separately dispose of its share of all Products in accordance with its Participating Interest. Any extra expenditure incurred in the taking in kind or separate disposition by any Participant of its proportionate share of Products shall be borne by such Participant. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products of anyone other than the Participants at any processing facilities constructed by the Participants pursuant to this Agreement. The Manager shall give the Participants Notice at least ten (10) days in advance of the delivery location and date upon which their respective shares of Products will be available. While NEWMONT is recovering sums under **Subsection 5.2.4.2**, and to the extent NEWWEST has elected a financing option under **Subsection 5.2.4.3(ii)**, NEWWEST's share of Products less production costs shall be proportionately reduced as set forth therein. Notwithstanding the foregoing, the Manager, on behalf of the Venture, shall have the right to sell a sufficient amount of Products to enable it to pay the production royalties described in **Exhibit A** and **Exhibit G**, as well as any production royalty or fee based on production that becomes payable to the United States Government.

10.2. Failure of Participant to Take in Kind. If a Participant fails or elects not to take its share of Products in kind, the Manager may, but is not obligated, to sell such share on behalf of that Participant at not less than the prevailing market price in the area for a period of time consistent with the minimum needs of the industry, but not to exceed one (1) year from the date of Notice under **Section 10.1**. Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is selling a Participant's share of production, the Participant may elect by Notice to the Manager to take in kind. The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

10.3. Hedging. Neither Participant shall have any obligation to account to the other Participant for, nor have any interest or right of participation in any profits or proceeds, nor have any obligation to share in any losses from, future contracts, forward sales, trading inputs, calls, options or any similar hedging, price protection or marketing mechanism employed by a Participant with respect to its proportionate share of any Products produced or to be produced from the Properties.

11. WITHDRAWAL AND TERMINATION

11.1. Termination by Agreement. The Participants may terminate the Venture at any time by written agreement. In the event of such termination, the provisions of **Subsection 5.2.3.1** shall apply.

11.2. Withdrawal and Termination Prior to Completion of Phase-I Earn-In. Upon an election by NEWWEST pursuant to **Subsection 5.2.3.1**, the Venture shall terminate and NEWMONT's Participating Interest shall be deemed to be transferred to NEWWEST. In

that event NEWMONT shall solely be responsible for diligently reclaiming all surface disturbance on the Properties caused by NEWMONT during the Phase-I Earn-In period, to the extent required by Law, unless the other Participant, with fifteen (15) days following such notice, (i) agrees in writing to assume responsibility, and (ii) agrees to post any financial surety or bonding required with respect to the reclamation of such disturbance. NEWMONT shall retain a reasonable right of access across the Properties for reclamation purposes as well as to protect its rights and interests under applicable Mining Subleases between NEWMONT and NEWWEST. In the event NEWWEST does not assume responsibility for such reclamation upon termination or withdrawal by NEWMONT, NEWMONT shall defend, indemnify and hold harmless NEWWEST, its directors, officers, employees, agents, attorneys and Affiliates against any loss, cost, expense, damages or liability (including reasonable legal fees and expenses) relating to, or arising from, NEWMONT's Operations during Phase-I Earn In.

11.3. Withdrawal and Termination Following Completion of NEWMONT's Initial Contribution. After NEWMONT achieves Phase-I Earn-In, either Participant may elect to withdraw as a Participant from the Venture upon the later of not less than sixty (60) days Notice to the other Participant, or the end of the then current Program and Budget. Upon such withdrawal, the Venture shall terminate, and the withdrawing Participant shall be deemed to have transferred to the remaining Participant, without cost and free and clear of royalties, liens or other Encumbrances arising by, through or under such withdrawing Participant, except those Encumbrances referred to in **Exhibit's A or G** and those to which all Participants have given their written consent after the Effective Date of this Agreement, all of its Participating Interest; provided, however, that each Participant shall retain whatever interest it had in the Properties as of the Effective Date. Any withdrawal under this **Section 11.3** shall not relieve the withdrawing Participant of its share of liabilities to third parties (whether such accrues before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this **Section 11.3**, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time that the act or omission giving rise to such liability occurred. In the event of such termination, the provisions of **Subsection 5.2.3.1** shall apply.

11.4. Continuing Obligations. Following completion of the Earn-In the Participants shall remain liable for Continuing Obligations, including Environmental Liabilities, until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement. Subject to the provisions of **Section 11.2**, for purposes of this **Section 11.4**, a Participant's share of such liabilities shall be equal to its Participating Interest at the time that the act or omission giving rise to such liability occurred. Upon conversion of a Participating Interest to a Net Smelter Returns royalty, the non-converting Participant shall be solely responsible for all Continuing Obligations.

11.5. Disposition of Assets on Termination. Promptly after termination under **Sections 11.1 or 11.3**, the Manager shall take all action necessary to wind up the activities of the Venture and to dispose of or distribute the Assets (other than the Properties), and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture.

11.6. Right to Data After Termination. After termination of the Venture under **Section 11.1**, each Participant shall be entitled to copies of all information acquired hereunder as of the date of termination and not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or withdrawal.

11.7. Continuing Authority. On termination of the Venture, the Participant which was the Manager prior to such termination or withdrawal (or the other Participant in the event of a withdrawal by the Manager) shall have the power and authority to do all things on behalf of both Participants which are reasonably necessary or convenient to:

11.7.1. wind-up Operations; and,

11.7.2. complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of both Participants and the Venture, encumber Assets (other than the Properties), and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

11.8. Survival of Ingress and Egress after Termination. After termination of the Venture, the Participants shall continue to have rights of ingress and egress to the Properties for purposes of ensuring Environmental Compliance in addition to all such rights conveyed or leased to each Participant by third parties.

12. ABANDONMENT AND SURRENDER OF PROPERTIES

12.1. The Management Committee may authorize the Manager to surrender or abandon some or all of the Properties. If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall assign to the objecting Participant, by deed, assignment, or appropriate document, and without cost to the objecting Participant, all of the surrendering Participant's interest in the Properties to be abandoned or surrendered, and the abandoned or surrendered Properties shall cease to be part of the Properties. Provided, however, the objecting Participant shall assume all responsibility and liabilities, including but not limited to Environmental Liabilities, with regard to the surrendered or abandoned Properties.

13. TRANSFER OF INTEREST

13.1. General. A Participant shall have the right to transfer to any third party all or any part of its interest in or to this Agreement, its Participating Interest, or the Assets solely as provided in this **Article 13**. For the purposes of this **Article 13** the word transfer shall mean to convey, sell, assign, grant an option, create an Encumbrance or in any manner transfer or alienate, but excluding and excepting alienation done for the purposes of obtaining financing pursuant to **Section 13.5**.

13.2. Limitations on Free Transferability. The transfer right of a Participant in **Section 13.1** shall be subject to the following terms and conditions:

13.2.1. no Participant shall transfer any interest in this Agreement or the Assets (including but not limited to any royalty, profits or other interest in the Products) except by transfer of part or all of a Participating Interest;

13.2.2. no transferee of all or part of any Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant Notice of the transfer, and the transferee, as of the effective date of the transfer, has committed in writing to be bound by this Agreement to the same extent and nature as the transferring Participant;

13.2.3. no transfer permitted by this **Article 13** shall relieve the transferring Participant of its share of any liability, whether accruing before or after such transfer, which arises out of Operations conducted prior to such transfer;

13.2.4. neither Participant, without the consent of the other, shall make a transfer that would violate any Law, or result in the cancellation of any permits, licenses, or other similar authorizations;

13.2.5. the transferring Participant and the transferee shall bear all tax consequences of the transfer;

13.2.6. such transfer shall be subject to a preemptive right in the other Participant as provided in **Section 13.3**;

13.2.7. in the event of a transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant and in such event in order for the transfer to be effective, the transferring Participant and its transferee shall provide written Notice to the non-transferring Participant designating a sole authorized agent to act on behalf of their collective Participating Interest. Such Notice shall provide that **(i)** the agent has the sole authority to act on behalf of, and to bind the transferring Participant and its transferee on all matters pertaining to this Agreement or the Venture, **(ii)** the notified Participant may rely on all decisions of, Notices and other communications from, and failures to respond by, the agent, as if given (or not given) by the transferring Participant and its transferee; and **(iii)** all decisions of, Notices and other communications from, and failures to respond by, the notified Participant to the agent shall be deemed to have been given (or not given) to the transferring Participant and its transferee;.

13.2.8. NEWMONT shall have no right to Transfer its Participating Interest until after it has completed the Phase-I Earn-In.

13.3. Preemptive Right. Except as otherwise provided in **Section 13.4**, if a Participant desires to transfer all or any part of its Participating Interest or any part of a Net Smelter Returns royalty, or an Affiliate desires to transfer Control of a Participant, the other Participant shall have a preemptive right as provided in this **Section 13.3**.

13.3.1. If a past or present Participant intends to transfer all or any part of its Participating Interest or any Net Smelter Returns Royalty, or an Affiliate of either Participant intends to transfer direct or indirect Control of such Participant (other than by way of a change of Control of a Participant's ultimate publicly-traded parent company), the transferring Participant or Affiliate ("Transferring Entity") shall promptly notify the other Participant of its intentions. The Notice shall state the price and all other pertinent terms and conditions of the intended transfer, and shall be accompanied by a copy of the offer or contract for sale. If the consideration for the intended transfer is, in whole or in part, other than monetary, the Notice shall describe such consideration and its monetary fair market value in United States currency. If the intended transfer involves a transfer of indirect Control of a Participant, the Notice shall include the greater of **(i)** the value allocated to the Participant's Participating Interest by the parties involved in the transaction by which indirect Control of the Participant is being Transferred, or **(ii)** the fair market value attributed to the Participant's Participating Interest (as determined by an independent third party qualified to assess that fair market value). The other Participant shall have thirty (30) days from the date such Notice is delivered to notify the Transferring Entity whether it elects to acquire the offered interest at the same price (or its monetary equivalent) and on the same terms and conditions as set forth in the Notice. If it does so elect, the transfer shall be consummated promptly, but in no event more than thirty (30) days, after Notice of such election is delivered to the Transferring Entity.

13.3.2. If the other Participant fails to so elect within the period provided for in **Subsection 13.3.1**, the Transferring Entity shall have ninety (90) days following the expiration of such period to consummate the transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those set forth in the Notice required in **Subsection 13.3.1**.

13.3.3. If the Transferring Entity fails to consummate the transfer to a third party within the period set forth in **Subsection 13.3.2**, the preemptive right of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to transfer such interest shall be conducted in accordance with all of the procedures set forth in this **Section 13.3**.

13.4. Exceptions to Preemptive Right. **Section 13.3** shall not apply to:

13.4.1. the transfer by either Participant of all or any part of its Participating Interest to an Affiliate;

13.4.2. incorporation of either Participant, or corporate consolidation or reorganization of either Participant by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant;

13.4.3. the transfer of Control of either Participant by an Affiliate to such Participant or to another Affiliate;

13.4.4. the creation by any Affiliate of either Participant of an Encumbrance that, if foreclosed, could affect its Control of such Participant, but not any transfer or conveyance in foreclosure (or in lieu of foreclosure) of such Encumbrance, which shall be subject to **Section 13.3**;

13.4.5. a sale or other commitment or disposition of Products or proceeds from sale of Products by either Participant upon distribution to it pursuant to **Article 10**; or

13.4.6. the transfer of Control of either Participant's ultimate publicly-traded parent company.

13.5. Encumbrances. Neither Participant shall pledge, mortgage, or otherwise create an Encumbrance on its interest in this Agreement or the Assets except for the purpose of securing project financing relating to the Properties, including its share of funds for Development or Mining Operations. The right of a Participant to grant such Encumbrance shall be subject to the condition that the holder of the Encumbrance ("Chargee") first enter into a written agreement with the other Participant, in a form acceptable to that Participant, acting reasonably, which provides:

13.5.1. the Chargee shall not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant's Participating Interest except as provided in **Section 13.5.2** and that such Encumbrance shall be subject to the provisions of this Agreement;

13.5.2. the Chargee's remedies under the Encumbrance shall be limited to the sale of the whole (but only of the whole) of the encumbering Participant's Participating Interest to the other Participant, or, failing such a sale, at a public auction to be held at least forty-five (45) days after prior Notice to the other Participant, such sale to be subject to the purchaser entering into a written agreement with the other Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement. The price of any preemptive sale to the other Participant shall be the remaining principal amount of the loan plus accrued interest and related expenses, and such preemptive sale shall occur within sixty (60) days of the Chargee's Notice to the other Participant of its intent to sell the encumbering Participant's Participating Interest. Failure of a sale to the other Participant to close by the end of such period, unless failure is caused by the encumbering Participant or by the Chargee, shall permit the Chargee to sell the encumbering Participant's Participating Interest at a public sale; and

13.5.3. the charge shall be subordinate to any then-existing debt, including project financing previously approved by the Management Committee, encumbering the transferring Participant's Participating Interest.

14. ACQUISITION WITHIN AREA OF INTEREST

14.1. General. Any additional interest or right to acquire any additional interest in the Properties (including, by way of example but not limitation, (a) rights to the surface estate in the NEWMONT Properties, (b) rights to the lands covered by the NEWWEST Claims acquired by obtaining patents, completing land exchanges or otherwise

privatizing those lands, (c) unpatented mining claims located or re-located to cover gaps or fractions within the NEWWEST Claims, (d) easements or rights-of-way or (e) water rights) acquired while this Agreement is in effect by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this **Article 14**. This Section shall apply to any Properties previously abandoned under **Article 12**.

14.2. Notice to Non-Acquiring Participant. Within ten (10) days after the acquisition of any additional interest or the right to acquire any additional interest in the Properties as described in Section 14.1, the acquiring Participant shall notify the other Participant of such acquisition by it or its Affiliate. Any such additional interest shall automatically become part of the NEWMONT Properties or the NEWWEST Properties, as appropriate, under this Agreement

15. GENERAL PROVISIONS

15.1. Notices. All Notices, payments and other required communications ("Notice" or "Notices") to the Participants shall be in writing, and shall be given **(i)** by personal delivery to the Participant, or **(ii)** by electronic communication, with a confirmation sent by registered or certified mail, return receipt requested, or **(iii)** by registered or certified mail, return receipt requested. All Notices shall be effective and shall be deemed delivered **(i)** if by personal delivery on the date of delivery, **(ii)** if by electronic communication on the date of receipt of the electronic communication or the next business day if the date of receipt is not a business day, and **(iii)** if solely by mail on the day delivered as shown on the actual receipt. A Participant may change its address from time-to-time by Notice to the other Participant.

Notice to NEWMONT shall be sent to:

Newmont USA Limited
337 W. Commercial Street
Elko, Nevada 89801
Attn: Sr. Mgr. Geology and Exploration
Fax: .775.738.8506

with a copy to:

Newmont USA Limited
555 Fifth Street
Elko, Nevada 89801
Attn: Legal Department
Fax: 775.778.2513

Notice to NEWWEST shall be sent to:

NewWest Gold USA Inc.
230 South Rock Blvd., Suite 30
Reno, Nevada 89502
Attn: Land Manager
Fax: 775.856.1818

with a copy to:

Fronteer Development Group Inc.
Suite 1650—1055 West Hastings St.
Vancouver, B.C.
Canada V6E 2E9
Attn: President
Fax: 604.632.4678

15.2. Waiver. The failure of a Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall

not constitute a waiver of any provision of this Agreement or limit the Participant's right thereafter to enforce any provision or exercise any right.

15.3. Modification. No modification of this Agreement shall be valid unless made in writing and duly executed by the Participants.

15.4. Force Majeure. The obligations of a Participant, other than the payment of money provided hereunder, shall be suspended to the extent and for the period that performance is prevented or delayed by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; Laws, or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any governmental entity that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by citizen groups, including but not limited to environmental organizations or native rights groups; or any other cause whether similar or dissimilar to the foregoing. NEWMONT's Exploration Expenditure obligations during Phase-I Earn-in and, if applicable Phase-II Earn-In, shall be subject to this **Section 15.4.** The affected Participant shall promptly give Notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. Immediately upon the cessation of force majeure the affected Participant shall notify the other Participant in writing and shall take steps to recommence and or continue the performance that was suspended as soon as reasonably possible. During the period of suspension, the obligations of the Participants to advance funds pursuant to **Section 9.8** shall be reduced to levels consistent with Operations. If any force majeure event lasts for a period in excess of two (2) years, the Participant who did not declare the event of force majeure shall have the right to elect to terminate the Venture. Upon such election the Venture shall terminate in accordance with the provisions of **Article 11**.

15.5. Survival of Terms and Conditions. The provisions of this Agreement shall survive the transfer of any interests in the Assets under this Agreement or the termination of the Venture to the full extent necessary for their enforcement and the protection of the Participant in whose favor they run.

15.6. Confidentiality and Public Statements.

15.6.1. Except as otherwise provided in this **Section 15.6**, the terms and conditions of this Agreement, and all data, reports, records, and other information of any kind whatsoever developed or acquired by any Participant in connection with this

Venture shall be treated by the Participants as confidential (hereinafter called "Confidential Information") and no Participant shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other Participant, such consent not to be unreasonably withheld or delayed. Confidential Information that is available or that becomes available in the public domain, other than through a breach of this provision by a Participant, shall no longer be treated as Confidential Information.

15.6.2. The foregoing restrictions shall not apply to the disclosure of Confidential Information to any Affiliate, to any public or private financing agency or institution, to any contractors or subcontractors which the Participants may engage and to employees and consultants of the Participants or to any third party to which a Participant contemplates the transfer, sale, assignment, Encumbrance or other disposition of all or part of its Participating Interest pursuant to **Article 13**; provided, however, that in any such case only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and the person or entity to whom disclosure is made shall first undertake in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this **Section 15.6**.

15.6.3. In the event that a Participant or an Affiliate thereof is required to disclose Confidential Information to any government, any court, agency or department thereof, or any stock exchange, to the extent required by applicable law, rule or regulation, or in response to a legitimate request for such Confidential Information, the Participant so required shall immediately notify the other Participants hereto of such requirement and the terms thereof, and the proposed form and content of the disclosure prior to such submission. The other Participant shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the court, agency, exchange or department concerned, and to seek confidential treatment of any Confidential Information to be disclosed on such terms as such Participant shall, in its sole discretion, determine.

15.6.4. The provisions of **Section 15.6** shall apply during the term of this Agreement and shall continue to apply to **(i)** the Participants for a period of two (2) years following the effective date of any termination of this Agreement, and **(ii)** any Participant who withdraws, who is deemed to have withdrawn, or which forfeits, surrenders, assigns, transfers or otherwise disposes of its Participating Interest for a period of five (5) years following the occurrence of such event or two (2) years from the effective date of any termination of this Agreement, whichever is sooner.

15.6.5. Notwithstanding the provisions of **Subsections 15.6.1** or **15.6.5**, either Participant may disclose Confidential Information to the extent it pertains to the results of Exploration, Development or Mining Operations, pursuant to the provisions of this **Subsection 15.6.5** or **Subsection 15.6.6** below. A Participant shall not issue any press release relating to the Properties or this Agreement or such Confidential Information except upon giving the other Participant not less than one (1) business day's advance written Notice of the contents thereof, and the Participant proposing such press release shall make any reasonable changes to such proposed

press release as such changes may be timely requested by the non-issuing Participant, provided, however, the Participant proposing such press release may include in any press release without Notice any information previously reported by the Participant proposing such press release. A Participant shall not, without the consent of the other Participant, issue any press release that implies or infers that the non-issuing Participant endorses or joins the issuing Participant in statements or representations contained in any press release.

15.6.6. Where either Participant or any Affiliate of either Participant (collectively, the "Discloser") desires or is required by National Instrument 43-101 *Standards of Disclosure for Mineral Projects* as amended from time to time ("NI 43-101") to file a Technical Report with respect to the Properties:

15.6.6.1. the Discloser may prepare and file such a Technical Report and include in that Technical Report all information (including Confidential Information) concerning the Assets and the Properties that is required by Law or applicable stock exchange rule, notwithstanding any of the provisions of this **Section 15.6** to the contrary;

15.6.6.2. the Discloser shall not designate the other Participant or any associate, Affiliate or employee of or retained by the other Participant, or any Qualified Person of the other Participant, as the Qualified Person of the Discloser, without the prior written consent of the other Participant;

15.6.6.3. the Discloser shall be responsible for the cost of preparing or providing the Technical Report;

15.6.6.4. the Discloser shall be entitled to access to all pertinent information related to the Assets as necessary for it to prepare the Technical Report; and

15.6.6.5. where the non-disclosing Participant obtains information subsequent to the filing of the Technical Report which the non-disclosing Participant believes renders the Technical Report inaccurate, the non-disclosing Participant's shall provide that information to the Discloser.

15.7. Entire Agreement; Successors and Assigns. This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings, whether written or oral, between the Participants relating to the subject matter hereof, with respect to the Assets subject hereto, and any and all other prior negotiations, representations, offers or understandings between NEWWEST and NEWMONT relating to the Properties, whether written or oral. This Agreement and the obligations and rights created herein shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants.

15.8. Dispute Resolution. Disputes resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof may be resolved by a court of

competent jurisdiction. In any litigation between the Participants or any person claiming under them, resulting from, arising out of, or in connection with this Agreement or the construction or enforcement thereof, the prevailing party shall be entitled to recover all reasonable costs, expenses, legal and expert witness fees and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and in collecting or otherwise enforcing any final judgment entered therein

15.9. Remedies. Each of the Participants agrees that its failure to comply with the covenants and restrictions set out in **Article 13** would constitute an injury and damage to the other Participant impossible to measure monetarily and, in the event of any such failure, the other Participant shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing any acquisition, sale, transfer, charge or Encumbrance save in accordance with or as required by the provisions of **Article 13**. Any Participant intending to breach the provisions of **Article 13** hereby waives any defense it might have in law or in equity to such injunctive or other equitable relief. A Participant shall be entitled to seek injunctive relief in any court of competent jurisdiction in the event of a Participant's failure or threat of a failure to comply with the covenants and restrictions set out in **Article 13**.

15.10. Further Assurances. Each Participant shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement and minimize adverse tax consequences on the Participants.

15.11. Headings. The headings to the Sections of this Agreement and the Exhibits are inserted for convenience only and shall not affect the construction hereof.

15.12. Currency. All dollar amounts expressed herein refer to lawful currency of the United States of America, unless otherwise specified.

15.13. Severability. If any provision of this Agreement is or shall become illegal, invalid, or unenforceable, in whole or in part, the remaining provisions shall nevertheless be and remain valid and enforceable and the said remaining provisions shall be construed as if this Agreement had been executed without the illegal, invalid, or unenforceable portion.

15.14. Taxes. Each Participant shall be directly responsible for and shall directly pay all taxes applicable to revenues received by the Participant through Operations under this Agreement. In particular, each Participant shall individually file its tax returns with the proper authorities and independently file claims for and recover any income tax credits. A Participant's decisions with respect to such tax matters shall not have any binding effect on the course of actions taken by the other Participant. All costs of Operations incurred hereunder shall be for the account of the Participant or Participants making or incurring the same, if more than one then in proportion to their respective Participating Interests, and each Participant on whose behalf any costs have been so incurred shall be entitled to claim all tax benefits, write-offs and deductions with respect thereto.

15.15. Rule Against Perpetuities. The Participants do not intend that there be any violation of the rule of perpetuities, the rule against unreasonable restraints or the alienation of

property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in a Participating Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the Participants hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Participants within the limits permissible under such rules.

15.16. Partition. Each of the parties waives, during the term of this Agreement, any right to partition of the Assets or any part thereof and no party shall seek or be entitled to partition of the Properties or other Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

15.17. Governing Law. This Agreement shall be construed and governed by the laws of Nevada, U.S.A., without reference to the choice of law or conflicts of law principles thereof.

15.18. Memorandum of Agreement. After execution of this Agreement, the Manager shall record in the official records of the applicable jurisdiction where the Properties are located, a Memorandum in the form of **Exhibit F**. Unless both Participants otherwise agree in writing, this Agreement shall not be recorded.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEWMONT USA LIMITED:

By: ______________________
Name: Brant Hinze
Title: President

NEWWEST GOLD USA INC:

By: ______________________
Name: Robert P. Felder
Title: Attorney in Fact

property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in a Participating Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the Participants hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Participants within the limits permissible under such rules.

15.16. Partition. Each of the parties waives, during the term of this Agreement, any right to partition of the Assets or any part thereof and no party shall seek or be entitled to partition of the Properties or other Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

15.17. Governing Law. This Agreement shall be construed and governed by the laws of Nevada, U.S.A., without reference to the choice of law or conflicts of law principles thereof.

15.18. Memorandum of Agreement. After execution of this Agreement, the Manager shall record in the official records of the applicable jurisdiction where the Properties are located, a Memorandum in the form of **Exhibit F**. Unless both Participants otherwise agree in writing, this Agreement shall not be recorded.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NEWMONT USA LIMITED:	**NEWWEST GOLD USA INC:**
By: ______________________	By: ______________________
Name: Brant Hinze	Name: Robert P. Felder
Title: President	Title: Attorney in Fact

EXHIBIT A
(to Venture Agreement)
CONTRIBUTED PROPERTIES

NEWWEST PROPERTIES:

Mining Sublease Properties.

NEWWEST is the Sublessee (by succession in interest) under that certain Sublease, wherein NEWMONT is the Sublessor (by succession in interest), dated 22 September, 1997, covering mineral rights and interests described in said Sublease in the following lands.

Township 37 North, Range 35 East, MDM
Section 23: All
Section 25: All

Township 37 North, Range 36 East, MDM
Section 19: All
Section 29: All
Section 31: All
Section 33: All

Township 36 North, Range 36 East, MDM
Section 5: All
Section 7: Lots 1-4, E/2 W/2, E/2
Section 9: NW/4
Section 9: E/2, SW/4
Section 17: All
Section 21: W/2

Containing 6,702.32 acres, more or less.

Unpatented Mining Claims.

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
387198	NAP 37	Nevada	Humboldt	222	301		37N	36E	32	MDB&M
387199	NAP 38	Nevada	Humboldt	222	302		37N	36E	32	MDB&M
387200	NAP 39	Nevada	Humboldt	222	303		37N	36E	32	MDB&M
387201	NAP 40	Nevada	Humboldt	222	304		37N	36E	32	MDB&M
387202	NAP 41	Nevada	Humboldt	222	305		37N	36E	32	MDB&M
387203	NAP 42	Nevada	Humboldt	222	306		37N	36E	32	MDB&M
387204	NAP 43	Nevada	Humboldt	222	307		37N	36E	32	MDB&M
387205	NAP 44	Nevada	Humboldt	222	308		37N	36E	32	MDB&M
387206	NAP 45	Nevada	Humboldt	222	309		37N	36E	32	MDB&M
387207	NAP 46	Nevada	Humboldt	222	310		37N	36E	32	MDB&M
387208	NAP 47	Nevada	Humboldt	222	311		37N	36E	32	MDB&M
387209	NAP 48	Nevada	Humboldt	222	312		37N	36E	32	MDB&M
387210	NAP 49	Nevada	Humboldt	222	313		37N	36E	32	MDB&M
387211	NAP 50	Nevada	Humboldt	222	314		37N	36E	32	MDB&M
387212	NAP 51	Nevada	Humboldt	222	315		37N	36E	32	MDB&M
387213	NAP 52	Nevada	Humboldt	222	316		37N	36E	32	MDB&M
387214	NAP 53	Nevada	Humboldt	222	317		37N	36E	32	MDB&M
387215	NAP 54	Nevada	Humboldt	222	318		37N	36E	32	MDB&M
387225	NAP 64	Nevada	Humboldt	222	328		37N	36E	32	MDB&M
387227	NAP 66	Nevada	Humboldt	222	330		37N	36E	32	MDB&M
387229	NAP 68	Nevada	Humboldt	222	332		37N	36E	32	MDB&M
387231	NAP 70	Nevada	Humboldt	222	334		37N	36E	32	MDB&M
387233	NAP 72	Nevada	Humboldt	222	336		37N	36E	32	MDB&M
387252	NAP 91	Nevada	Humboldt	222	355		37N	35E	24	MDB&M
387253	NAP 92	Nevada	Humboldt	222	356		37N	35E	24	MDB&M
387254	NAP 93	Nevada	Humboldt	222	357		37N	35E	24	MDB&M
387255	NAP 94	Nevada	Humboldt	222	358		37N	35E	24	MDB&M
387256	NAP 95	Nevada	Humboldt	222	359		37N	35E	24	MDB&M
387257	NAP 96	Nevada	Humboldt	222	360		37N	35E	24	MDB&M
387258	NAP 97	Nevada	Humboldt	222	361		37N	35E	24	MDB&M
387259	NAP 98	Nevada	Humboldt	222	362		37N	35E	24	MDB&M
387260	NAP 99	Nevada	Humboldt	222	363		37N	35E	24	MDB&M
387261	NAP 100	Nevada	Humboldt	222	364		37N	35E	24	MDB&M
387262	NAP 101	Nevada	Humboldt	222	365		37N	35E	24	MDB&M
387263	NAP 102	Nevada	Humboldt	222	366		37N	35E	24	MDB&M
387264	NAP 103	Nevada	Humboldt	222	367		37N	35E	24	MDB&M
387265	NAP 104	Nevada	Humboldt	222	368		37N	35E	24	MDB&M
387266	NAP 105	Nevada	Humboldt	222	369		37N	35E	24	MDB&M
387267	NAP 106	Nevada	Humboldt	222	370		37N	35E	24	MDB&M
387268	NAP 107	Nevada	Humboldt	222	371		37N	35E	24	MDB&M
387269	NAP 108	Nevada	Humboldt	222	372		37N	35E	24	MDB&M
411636	NAP 619	Nevada	Humboldt	232	770		36N	36E	6	MDB&M
411638	NAP 621	Nevada	Humboldt	232	772		36N	36E	6	MDB&M
411640	NAP 623	Nevada	Humboldt	232	774		36N	36E	6	MDB&M
411642	NAP 625	Nevada	Humboldt	232	776		36N	36E	6	MDB&M
411644	NAP 627	Nevada	Humboldt	232	778		36N	36E	6	MDB&M
411645	NAP 630	Nevada	Humboldt	232	779		36N	36E	6	MDB&M
411646	NAP 631	Nevada	Humboldt	232	780		36N	36E	6	MDB&M
411647	NAP 632	Nevada	Humboldt	232	781		36N	36E	6	MDB&M
411648	NAP 633	Nevada	Humboldt	232	782		36N	36E	6	MDB&M
411649	NAP 634	Nevada	Humboldt	232	783		36N	36E	6	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
411650	NAP 635	Nevada	Humboldt	232	784		36N	36E	6	MDB&M
411651	NAP 636	Nevada	Humboldt	232	785		36N	36E	6	MDB&M
411652	NAP 637	Nevada	Humboldt	232	786		36N	36E	6	MDB&M
411653	NAP 638	Nevada	Humboldt	232	787		36N	36E	6	MDB&M
411654	NAP 639	Nevada	Humboldt	232	788		36N	36E	6	MDB&M
411655	NAP 640	Nevada	Humboldt	232	789		36N	36E	6	MDB&M
411656	NAP 641	Nevada	Humboldt	232	790		36N	36E	6	MDB&M
411657	NAP 642	Nevada	Humboldt	232	791		36N	36E	6	MDB&M
411658	NAP 643	Nevada	Humboldt	232	792		36N	36E	6	MDB&M
411659	NAP 644	Nevada	Humboldt	232	793		36N	36E	6	MDB&M
411660	NAP 645	Nevada	Humboldt	232	794		36N	36E	6	MDB&M
411661	NAP 646	Nevada	Humboldt	232	795		36N	36E	6	MDB&M
411662	NAP 647	Nevada	Humboldt	232	796		36N	36E	6	MDB&M
411663	NAP 648	Nevada	Humboldt	232	797		36N	36E	6	MDB&M
411664	NAP 649	Nevada	Humboldt	232	798		36N	36E	6	MDB&M
422627	ABLE 51	Nevada	Humboldt	237	633		36N	36E	20	MDB&M
422628	ABLE 52	Nevada	Humboldt	237	634		36N	36E	20	MDB&M
422629	ABLE 53	Nevada	Humboldt	237	635		36N	36E	20	MDB&M
422630	ABLE 54	Nevada	Humboldt	237	636		36N	36E	20	MDB&M
422631	ABLE 55	Nevada	Humboldt	237	637		36N	36E	20	MDB&M
422632	ABLE 56	Nevada	Humboldt	237	638		36N	36E	20	MDB&M
422633	ABLE 57	Nevada	Humboldt	237	639		36N	36E	20	MDB&M
422634	ABLE 58	Nevada	Humboldt	237	640		36N	36E	20	MDB&M
422635	ABLE 59	Nevada	Humboldt	237	641		36N	36E	20	MDB&M
422636	ABLE 60	Nevada	Humboldt	237	642		36N	36E	20	MDB&M
422647	ABLE 71	Nevada	Humboldt	237	653		36N	36E	20	MDB&M
422648	ABLE 72	Nevada	Humboldt	237	654		36N	36E	20	MDB&M
422649	ABLE 73	Nevada	Humboldt	237	655		36N	36E	20	MDB&M
422650	ABLE 74	Nevada	Humboldt	237	656		36N	36E	20	MDB&M
422651	ABLE 75	Nevada	Humboldt	237	657		36N	36E	20	MDB&M
422652	ABLE 76	Nevada	Humboldt	237	658		36N	36E	20	MDB&M
422653	ABLE 77	Nevada	Humboldt	237	659		36N	36E	20	MDB&M
422654	ABLE 78	Nevada	Humboldt	237	660		36N	36E	20	MDB&M
422655	ABLE 79	Nevada	Humboldt	237	661		36N	36E	20	MDB&M
422656	ABLE 80	Nevada	Humboldt	237	662		36N	36E	20	MDB&M
422707	ABLE 131	Nevada	Humboldt	237	713		36N	36E	8	MDB&M
422708	ABLE 132	Nevada	Humboldt	237	714		36N	36E	8	MDB&M
422709	ABLE 133	Nevada	Humboldt	237	715		36N	36E	8	MDB&M
422710	ABLE 134	Nevada	Humboldt	237	716		36N	36E	8	MDB&M
422711	ABLE 135	Nevada	Humboldt	237	717		36N	36E	8	MDB&M
422712	ABLE 136	Nevada	Humboldt	237	718		36N	36E	8	MDB&M
422713	ABLE 137	Nevada	Humboldt	237	719		36N	36E	8	MDB&M
422714	ABLE 138	Nevada	Humboldt	237	720		36N	36E	8	MDB&M
422715	ABLE 139	Nevada	Humboldt	237	721		36N	36E	8	MDB&M
422716	ABLE 140	Nevada	Humboldt	237	722		36N	36E	8	MDB&M
470482	ABLE 151	Nevada	Humboldt	250	181		36N	36E	8	MDB&M
470483	ABLE 152	Nevada	Humboldt	250	182		36N	36E	8	MDB&M
470484	ABLE 153	Nevada	Humboldt	250	183		36N	36E	8	MDB&M
470485	ABLE 154	Nevada	Humboldt	250	184		36N	36E	8	MDB&M
470486	ABLE 155	Nevada	Humboldt	250	185		36N	36E	8	MDB&M
470487	ABLE 156	Nevada	Humboldt	250	186		36N	36E	8	MDB&M
470488	ABLE 157	Nevada	Humboldt	250	187		36N	36E	8	MDB&M
470489	ABLE 158	Nevada	Humboldt	250	188		36N	36E	8	MDB&M
470490	ABLE 159	Nevada	Humboldt	250	189		36N	36E	8	MDB&M
470491	ABLE 160	Nevada	Humboldt	250	190		36N	36E	8	MDB&M
481363	SAND 116	Nevada	Humboldt	255	425		36N	36E	4	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
481364	SAND 117	Nevada	Humboldt	255	426		36N	36E	4	MDB&M
481365	SAND 118	Nevada	Humboldt	255	427		36N	36E	4	MDB&M
481366	SAND 119	Nevada	Humboldt	255	428		36N	36E	4	MDB&M
481367	SAND 120	Nevada	Humboldt	255	429		36N	36E	4	MDB&M
481368	SAND 121	Nevada	Humboldt	255	430		36N	36E	4	MDB&M
481369	SAND 122	Nevada	Humboldt	255	431		36N	36E	4	MDB&M
481370	SAND 123	Nevada	Humboldt	255	432		36N	36E	4	MDB&M
743799	SAM 1	Nevada	Humboldt			1996-5243	37N	35E	14	MDB&M
743800	SAM 2	Nevada	Humboldt			1996-5244	37N	35E	14	MDB&M
743801	SAM 3	Nevada	Humboldt			1996-5245	37N	35E	14	MDB&M
743802	SAM 4	Nevada	Humboldt			1996-5246	37N	35E	14	MDB&M
743803	SAM 5	Nevada	Humboldt			1996-5247	37N	35E	14	MDB&M
743804	SAM 6	Nevada	Humboldt			1996-5248	37N	35E	14	MDB&M
743805	SAM 7	Nevada	Humboldt			1996-5249	37N	35E	14	MDB&M
743806	SAM 8	Nevada	Humboldt			1996-5250	37N	35E	14	MDB&M
743807	SAM 9	Nevada	Humboldt			1996-5251	37N	35E	14	MDB&M
743808	SAM 10	Nevada	Humboldt			1996-5252	37N	35E	14	MDB&M
743809	SAM 11	Nevada	Humboldt			1996-5253	37N	35E	14	MDB&M
743810	SAM 12	Nevada	Humboldt			1996-5254	37N	35E	14	MDB&M
743811	SAM 13	Nevada	Humboldt			1996-5255	37N	35E	14	MDB&M
743812	SAM 14	Nevada	Humboldt			1996-5256	37N	35E	14	MDB&M
743813	SAM 15	Nevada	Humboldt			1996-5257	37N	35E	22	MDB&M
743814	SAM 16	Nevada	Humboldt			1996-5258	37N	35E	22	MDB&M
743815	SAM 17	Nevada	Humboldt			1996-5259	37N	35E	22	MDB&M
743816	SAM 18	Nevada	Humboldt			1996-5260	37N	35E	22	MDB&M
743817	SAM 19	Nevada	Humboldt			1996-5261	37N	35E	22	MDB&M
743818	SAM 20	Nevada	Humboldt			1996-5262	37N	35E	22	MDB&M
743819	SAM 21	Nevada	Humboldt			1996-5263	37N	35E	22	MDB&M
743820	SAM 22	Nevada	Humboldt			1996-5264	37N	35E	22	MDB&M
743821	SAM 23	Nevada	Humboldt			1996-5265	37N	35E	22	MDB&M
743822	SAM 24	Nevada	Humboldt			1996-5266	37N	35E	22	MDB&M
743823	SAM 25	Nevada	Humboldt			1996-5267	37N	35E	22	MDB&M
743824	SAM 26	Nevada	Humboldt			1996-5268	37N	35E	22	MDB&M
743825	SAM 27	Nevada	Humboldt			1996-5269	37N	35E	22	MDB&M
743826	SAM 28	Nevada	Humboldt			1996-5270	37N	35E	22	MDB&M
743827	SAM 29	Nevada	Humboldt			1996-5271	37N	35E	22	MDB&M
743828	SAM 30	Nevada	Humboldt			1996-5272	37N	35E	22	MDB&M
743829	SAM 31	Nevada	Humboldt			1996-5273	37N	35E	22	MDB&M
743830	SAM 32	Nevada	Humboldt			1996-5274	37N	35E	22	MDB&M
743831	SAM 33	Nevada	Humboldt			1996-5275	37N	35E	22	MDB&M
743832	SAM 34	Nevada	Humboldt			1996-5276	37N	35E	22	MDB&M
743833	SAM 35	Nevada	Humboldt			1996-5277	37N	35E	22	MDB&M
743834	SAM 36	Nevada	Humboldt			1996-5278	37N	35E	22	MDB&M
743835	SAM 37	Nevada	Humboldt			1996-5279	37N	35E	22	MDB&M
743836	SAM 38	Nevada	Humboldt			1996-5280	37N	35E	22	MDB&M
743837	SAM 39	Nevada	Humboldt			1996-5281	37N	35E	22	MDB&M
743838	SAM 40	Nevada	Humboldt			1996-5282	37N	35E	22	MDB&M
743839	SAM 41	Nevada	Humboldt			1996-5283	37N	35E	22	MDB&M
743840	SAM 42	Nevada	Humboldt			1996-5284	37N	35E	14	MDB&M
743841	SAM 43	Nevada	Humboldt			1996-5285	37N	35E	14,15	MDB&M
743842	SAM 44	Nevada	Humboldt			1996-5286	37N	35E	14	MDB&M
743843	SAM 45	Nevada	Humboldt			1996-5287	37N	35E	14,15	MDB&M
743844	SAM 46	Nevada	Humboldt			1996-5288	37N	35E	14	MDB&M
743845	SAM 47	Nevada	Humboldt			1996-5289	37N	35E	14,15	MDB&M
743846	SAM 48	Nevada	Humboldt			1996-5290	37N	35E	14	MDB&M
743847	SAM 49	Nevada	Humboldt			1996-5291	37N	35E	14,15	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
743848	SAM 50	Nevada	Humboldt			1996-5292	37N	35E	14	MDB&M
743849	SAM 51	Nevada	Humboldt			1996-5293	37N	35E	14,15	MDB&M
743850	SAM 52	Nevada	Humboldt			1996-5294	37N	35E	14	MDB&M
743851	SAM 53	Nevada	Humboldt			1996-5295	37N	35E	14,15	MDB&M
743852	SAM 54	Nevada	Humboldt			1996-5296	37N	35E	14	MDB&M
743853	SAM 55	Nevada	Humboldt			1996-5297	37N	35E	14,15	MDB&M
743854	SAM 56	Nevada	Humboldt			1996-5298	37N	35E	14	MDB&M
743855	SAM 57	Nevada	Humboldt			1996-5299	37N	35E	14,15	MDB&M
743856	SAM 58	Nevada	Humboldt			1996-5300	37N	35E	14	MDB&M
743857	SAM 59	Nevada	Humboldt			1996-5301	37N	35E	14,15	MDB&M
743858	SAM 60	Nevada	Humboldt			1996-5302	37N	35E	26	MDB&M
743859	SAM 61	Nevada	Humboldt			1996-5303	37N	35E	26	MDB&M
743860	SAM 62	Nevada	Humboldt			1996-5304	37N	35E	26	MDB&M
743861	SAM 63	Nevada	Humboldt			1996-5305	37N	35E	26	MDB&M
743862	SAM 64	Nevada	Humboldt			1996-5306	37N	35E	26	MDB&M
743863	SAM 65	Nevada	Humboldt			1996-5307	37N	35E	26	MDB&M
743864	SAM 66	Nevada	Humboldt			1996-5308	37N	35E	26	MDB&M
743865	SAM 67	Nevada	Humboldt			1996-5309	37N	35E	26	MDB&M
743866	SAM 68	Nevada	Humboldt			1996-5310	37N	35E	26	MDB&M
743867	SAM 69	Nevada	Humboldt			1996-5311	37N	35E	26	MDB&M
743868	SAM 70	Nevada	Humboldt			1996-5312	37N	35E	26	MDB&M
743869	SAM 71	Nevada	Humboldt			1996-5313	37N	35E	26	MDB&M
743870	SAM 72	Nevada	Humboldt			1996-5314	37N	35E	26	MDB&M
743871	SAM 73	Nevada	Humboldt			1996-5315	37N	35E	26	MDB&M
743872	SAM 74	Nevada	Humboldt			1996-5316	37N	35E	26	MDB&M
743873	SAM 75	Nevada	Humboldt			1996-5317	37N	35E	26	MDB&M
743874	SAM 76	Nevada	Humboldt			1996-5318	37N	35E	26	MDB&M
743875	SAM 77	Nevada	Humboldt			1996-5319	37N	35E	26	MDB&M
743876	SAM 78	Nevada	Humboldt			1996-5320	37N	35E	26	MDB&M
743877	SAM 79	Nevada	Humboldt			1996-5321	37N	35E	26	MDB&M
743878	SAM 80	Nevada	Humboldt			1996-5322	37N	35E	26	MDB&M
743879	SAM 81	Nevada	Humboldt			1996-5323	37N	35E	26	MDB&M
743880	SAM 82	Nevada	Humboldt			1996-5324	37N	35E	26	MDB&M
743881	SAM 83	Nevada	Humboldt			1996-5325	37N	35E	26	MDB&M
743882	SAM 84	Nevada	Humboldt			1996-5326	37N	35E	26	MDB&M
743883	SAM 85	Nevada	Humboldt			1996-5327	37N	35E	26	MDB&M
743884	SAM 86	Nevada	Humboldt			1996-5328	37N	35E	26	MDB&M
743885	SAM 87	Nevada	Humboldt			1996-5329	37N	35E	26	MDB&M
743886	SAM 88	Nevada	Humboldt			1996-5330	37N	35E	26	MDB&M
743887	SAM 89	Nevada	Humboldt			1996-5331	37N	35E	26	MDB&M
743888	SAM 90	Nevada	Humboldt			1996-5332	37N	35E	26	MDB&M
743889	SAM 91	Nevada	Humboldt			1996-5333	37N	35E	26	MDB&M
743890	SAM 92	Nevada	Humboldt			1996-5334	37N	35E	26	MDB&M
743891	SAM 93	Nevada	Humboldt			1996-5335	37N	35E	26	MDB&M
743892	SAM 94	Nevada	Humboldt			1996-5336	37N	35E	26	MDB&M
743893	SAM 95	Nevada	Humboldt			1996-5337	37N	35E	26	MDB&M
743894	SAM 96	Nevada	Humboldt			1996-5338	37N	35E	14	MDB&M
743895	SAM 97	Nevada	Humboldt			1996-5339	37N	35E	14	MDB&M
743896	SAM 98	Nevada	Humboldt			1996-5340	37N	35E	14	MDB&M
743897	SAM 99	Nevada	Humboldt			1996-5341	37N	35E	14	MDB&M
743898	SAM 100	Nevada	Humboldt			1996-5342	36N	36E	30	MDB&M
743899	SAM 101	Nevada	Humboldt			1996-5343	36N	36E	30	MDB&M
743900	SAM 102	Nevada	Humboldt			1996-5344	36N	36E	30	MDB&M
743901	SAM 103	Nevada	Humboldt			1996-5345	36N	36E	30	MDB&M
743902	SAM 104	Nevada	Humboldt			1996-5346	36N	36E	30	MDB&M
743903	SAM 105	Nevada	Humboldt			1996-5347	36N	36E	30	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
743904	SAM 106	Nevada	Humboldt			1996-5348	36N	36E	30	MDB&M
743905	SAM 107	Nevada	Humboldt			1996-5349	36N	36E	30	MDB&M
743906	SAM 108	Nevada	Humboldt			1996-5350	36N	36E	30	MDB&M
743907	SAM 109	Nevada	Humboldt			1996-5351	36N	36E	30	MDB&M
743908	SAM 110	Nevada	Humboldt			1996-5352	36N	36E	30	MDB&M
743909	SAM 111	Nevada	Humboldt			1996-5353	36N	36E	30	MDB&M
743910	SAM 112	Nevada	Humboldt			1996-5354	36N	36E	30	MDB&M
743911	SAM 113	Nevada	Humboldt			1996-5355	36N	36E	30	MDB&M
743912	SAM 114	Nevada	Humboldt			1996-5356	36N	36E	30	MDB&M
743913	SAM 115	Nevada	Humboldt			1996-5357	36N	36E	30	MDB&M
743914	SAM 116	Nevada	Humboldt			1996-5358	36N	36E	30	MDB&M
743915	SAM 117	Nevada	Humboldt			1996-5359	36N	36E	30	MDB&M
743916	SAM 118	Nevada	Humboldt			1996-5360	36N	36E	20	MDB&M
743917	SAM 119	Nevada	Humboldt			1996-5361	36N	36E	20	MDB&M
743918	SAM 120	Nevada	Humboldt			1996-5362	36N	36E	20	MDB&M
743919	SAM 121	Nevada	Humboldt			1996-5363	36N	36E	20	MDB&M
743920	SAM 122	Nevada	Humboldt			1996-5364	36N	36E	20	MDB&M
743921	SAM 123	Nevada	Humboldt			1996-5365	36N	36E	20	MDB&M
743922	SAM 124	Nevada	Humboldt			1996-5366	36N	36E	20	MDB&M
743923	SAM 125	Nevada	Humboldt			1996-5367	36N	36E	20	MDB&M
743924	SAM 126	Nevada	Humboldt			1996-5368	36N	36E	20	MDB&M
743925	SAM 127	Nevada	Humboldt			1996-5369	36N	36E	20	MDB&M
743926	SAM 128	Nevada	Humboldt			1996-5370	36N	36E	20	MDB&M
743927	SAM 129	Nevada	Humboldt			1996-5371	36N	36E	20	MDB&M
743928	SAM 130	Nevada	Humboldt			1996-5372	36N	36E	20	MDB&M
743929	SAM 131	Nevada	Humboldt			1996-5373	36N	36E	20	MDB&M
743930	SAM 132	Nevada	Humboldt			1996-5374	36N	36E	20	MDB&M
743931	SAM 133	Nevada	Humboldt			1996-5375	36N	36E	20	MDB&M
743932	SAM 134	Nevada	Humboldt			1996-5376	36N	36E	20	MDB&M
743933	SAM 135	Nevada	Humboldt			1996-5377	36N	36E	20	MDB&M
743934	SAM 136	Nevada	Humboldt			1996-5378	36N	36E	8	MDB&M
743935	SAM 137	Nevada	Humboldt			1996-5379	36N	36E	8	MDB&M
743936	SAM 138	Nevada	Humboldt			1996-5380	36N	36E	8	MDB&M
743937	SAM 139	Nevada	Humboldt			1996-5381	36N	36E	8	MDB&M
743938	SAM 140	Nevada	Humboldt			1996-5382	36N	36E	8	MDB&M
743939	SAM 141	Nevada	Humboldt			1996-5383	36N	36E	8	MDB&M
743940	SAM 142	Nevada	Humboldt			1996-5384	36N	36E	8	MDB&M
743941	SAM 143	Nevada	Humboldt			1996-5385	36N	36E	8	MDB&M
743942	SAM 144	Nevada	Humboldt			1996-5386	36N	36E	8	MDB&M
743943	SAM 145	Nevada	Humboldt			1996-5387	36N	36E	8	MDB&M
743944	SAM 146	Nevada	Humboldt			1996-5388	36N	36E	8	MDB&M
743945	SAM 147	Nevada	Humboldt			1996-5389	36N	36E	8	MDB&M
743946	SAM 148	Nevada	Humboldt			1996-5390	36N	36E	8	MDB&M
743947	SAM 149	Nevada	Humboldt			1996-5391	36N	36E	8	MDB&M
743948	SAM 150	Nevada	Humboldt			1996-5392	36N	36E	8	MDB&M
743949	SAM 151	Nevada	Humboldt			1996-5393	36N	36E	8	MDB&M
743950	SAM 152	Nevada	Humboldt			1996-5394	36N	36E	8	MDB&M
743951	SAM 153	Nevada	Humboldt			1996-5395	36N	36E	8	MDB&M
743952	SAM 154	Nevada	Humboldt			1996-5396	37N	36E	32	MDB&M
743953	SAM 155	Nevada	Humboldt			1996-5397	37N	36E	32	MDB&M
743954	SAM 156	Nevada	Humboldt			1996-5398	37N	36E	32	MDB&M
743955	SAM 157	Nevada	Humboldt			1996-5399	37N	36E	32	MDB&M
743956	SAM 158	Nevada	Humboldt			1996-5400	37N	36E	32	MDB&M
743957	SAM 159	Nevada	Humboldt			1996-5401	37N	36E	32	MDB&M
743958	SAM 160	Nevada	Humboldt			1996-5402	37N	36E	32	MDB&M
743959	SAM 161	Nevada	Humboldt			1996-5403	37N	36E	32	MDB&M

BLM#,-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
743960	SAM 162	Nevada	Humboldt			1996-5404	37N	36E	32	MDB&M
743961	SAM 163	Nevada	Humboldt			1996-5405	37N	36E	32	MDB&M
743962	SAM 164	Nevada	Humboldt			1996-5406	37N	36E	32	MDB&M
743963	SAM 165	Nevada	Humboldt			1996-5407	37N	36E	32	MDB&M
743964	SAM 166	Nevada	Humboldt			1996-5408	37N	36E	32	MDB&M
743965	SAM 167	Nevada	Humboldt			1996-5409	37N	36E	32	MDB&M
743966	SAM 168	Nevada	Humboldt			1996-5410	37N	36E	30	MDB&M
743967	SAM 169	Nevada	Humboldt			1996-5411	37N	36E	30	MDB&M
743968	SAM 170	Nevada	Humboldt			1996-5412	37N	36E	30	MDB&M
743969	SAM 171	Nevada	Humboldt			1996-5413	37N	36E	30	MDB&M
743970	SAM 172	Nevada	Humboldt			1996-5414	37N	36E	30	MDB&M
743971	SAM 173	Nevada	Humboldt			1996-5415	37N	36E	30	MDB&M
743972	SAM 174	Nevada	Humboldt			1996-5416	37N	36E	30	MDB&M
743973	SAM 175	Nevada	Humboldt			1996-5417	37N	36E	30	MDB&M
743974	SAM 176	Nevada	Humboldt			1996-5418	37N	36E	30	MDB&M
743975	SAM 177	Nevada	Humboldt			1996-5419	37N	36E	30	MDB&M
743976	SAM 178	Nevada	Humboldt			1996-5420	37N	36E	30	MDB&M
743977	SAM 179	Nevada	Humboldt			1996-5421	37N	36E	30	MDB&M
743978	SAM 180	Nevada	Humboldt			1996-5422	37N	36E	30	MDB&M
743979	SAM 181	Nevada	Humboldt			1996-5423	37N	36E	30	MDB&M
743980	SAM 182	Nevada	Humboldt			1996-5424	37N	36E	30	MDB&M
743981	SAM 183	Nevada	Humboldt			1996-5425	37N	36E	30	MDB&M
743982	SAM 184	Nevada	Humboldt			1996-5426	37N	36E	30	MDB&M
743983	SAM 185	Nevada	Humboldt			1996-5427	37N	36E	30	MDB&M
743984	SAM 186	Nevada	Humboldt			1996-5428	37N	36E	30	MDB&M
743985	SAM 187	Nevada	Humboldt			1996-5429	37N	36E	30	MDB&M
743986	SAM 188	Nevada	Humboldt			1996-5430	37N	36E	30	MDB&M
743987	SAM 189	Nevada	Humboldt			1996-5431	37N	36E	30	MDB&M
743988	SAM 190	Nevada	Humboldt			1996-5432	37N	36E	30	MDB&M
743989	SAM 191	Nevada	Humboldt			1996-5433	37N	36E	30	MDB&M
743990	SAM 192	Nevada	Humboldt			1996-5434	37N	36E	30	MDB&M
743991	SAM 193	Nevada	Humboldt			1996-5435	37N	36E	30	MDB&M
743992	SAM 194	Nevada	Humboldt			1996-5436	37N	36E	30	MDB&M
743993	SAM 195	Nevada	Humboldt			1996-5437	37N	36E	30	MDB&M
743994	SAM 196	Nevada	Humboldt			1996-5438	37N	36E	30	MDB&M
743995	SAM 197	Nevada	Humboldt			1996-5439	37N	36E	30	MDB&M
743996	SAM 198	Nevada	Humboldt			1996-5440	37N	36E	30	MDB&M
743997	SAM 199	Nevada	Humboldt			1996-5441	37N	36E	30	MDB&M
743998	SAM 200	Nevada	Humboldt			1996-5442	37N	36E	30	MDB&M
743999	SAM 201	Nevada	Humboldt			1996-5443	37N	36E	30	MDB&M
744000	SAM 202	Nevada	Humboldt			1996-5444	37N	36E	30	MDB&M
744001	SAM 203	Nevada	Humboldt			1996-5445	37N	36E	30	MDB&M
853647	SAN 1	Nevada	Humboldt			2003-6027	37N	35E	24	MDB&M
853648	SAN 2	Nevada	Humboldt			2003-6028	37N	35E	24	MDB&M
853649	SAN 3	Nevada	Humboldt			2003-6029	37N	35E	24	MDB&M
853650	SAN 4	Nevada	Humboldt			2003-6030	37N	35E	24	MDB&M
853651	SAN 5	Nevada	Humboldt			2003-6031	37N	35E	24	MDB&M
853652	SAN 6	Nevada	Humboldt			2003-6032	37N	35E	24	MDB&M
853653	SAN 7	Nevada	Humboldt			2003-6033	37N	35E	24	MDB&M
853654	SAN 8	Nevada	Humboldt			2003-6034	37N	35E	24	MDB&M
853655	SAN 9	Nevada	Humboldt			2003-6035	37N	35E	24	MDB&M
853656	SAN 10	Nevada	Humboldt			2003-6036	37N	35E	24	MDB&M
853657	SAN 11	Nevada	Humboldt			2003-6037	37N	35E	24	MDB&M
853658	SAN 12	Nevada	Humboldt			2003-6038	37N	35E	24	MDB&M
853659	SAN 13	Nevada	Humboldt			2003-6039	37N	35E	24	MDB&M
853660	SAN 14	Nevada	Humboldt			2003-6040	37N	35E	24	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
853661	SAN 15	Nevada	Humboldt			2003-6041	37N	35E	24	MDB&M
853662	SAN 16	Nevada	Humboldt			2003-6042	37N	35E	24	MDB&M
853663	SAN 17	Nevada	Humboldt			2003-6043	37N	35E	24	MDB&M
853664	SAN 18	Nevada	Humboldt			2003-6044	37N	35E	24	MDB&M
853665	SAN 21	Nevada	Humboldt			2003-6045	37N	36E	20	MDB&M
853666	SAN 22	Nevada	Humboldt			2003-6046	37N	36E	20	MDB&M
853667	SAN 23	Nevada	Humboldt			2003-6047	37N	36E	20	MDB&M
853668	SAN 24	Nevada	Humboldt			2003-6048	37N	36E	20	MDB&M
853669	SAN 25	Nevada	Humboldt			2003-6049	37N	36E	20	MDB&M
853670	SAN 26	Nevada	Humboldt			2003-6050	37N	36E	20	MDB&M
853671	SAN 27	Nevada	Humboldt			2003-6051	37N	36E	20	MDB&M
853672	SAN 28	Nevada	Humboldt			2003-6052	37N	36E	20	MDB&M
853673	SAN 29	Nevada	Humboldt			2003-6053	37N	36E	20	MDB&M
853674	SAN 30	Nevada	Humboldt			2003-6054	37N	36E	20	MDB&M
853675	SAN 31	Nevada	Humboldt			2003-6055	37N	36E	20	MDB&M
853676	SAN 32	Nevada	Humboldt			2003-6056	37N	36E	20	MDB&M
853677	SAN 33	Nevada	Humboldt			2003-6057	37N	36E	20	MDB&M
853678	SAN 34	Nevada	Humboldt			2003-6058	37N	36E	20	MDB&M
853679	SAN 35	Nevada	Humboldt			2003-6059	37N	36E	20	MDB&M
853680	SAN 36	Nevada	Humboldt			2003-6060	37N	36E	20	MDB&M
853681	SAN 37	Nevada	Humboldt			2003-6061	37N	36E	20	MDB&M
853682	SAN 38	Nevada	Humboldt			2003-6062	37N	36E	20	MDB&M
853683	SAN 39	Nevada	Humboldt			2003-6063	37N	36E	20	MDB&M
853684	SAN 40	Nevada	Humboldt			2003-6064	37N	36E	20	MDB&M
853685	SAN 41	Nevada	Humboldt			2003-6065	37N	36E	20	MDB&M
853686	SAN 42	Nevada	Humboldt			2003-6066	37N	36E	20	MDB&M
853687	SAN 43	Nevada	Humboldt			2003-6067	37N	36E	20	MDB&M
853688	SAN 44	Nevada	Humboldt			2003-6068	37N	36E	20	MDB&M
853689	SAN 45	Nevada	Humboldt			2003-6069	37N	36E	20	MDB&M
853690	SAN 46	Nevada	Humboldt			2003-6070	37N	36E	20	MDB&M
853691	SAN 47	Nevada	Humboldt			2003-6071	37N	36E	20	MDB&M
853692	SAN 48	Nevada	Humboldt			2003-6072	37N	36E	20	MDB&M
853693	SAN 49	Nevada	Humboldt			2003-6073	37N	36E	20	MDB&M
853694	SAN 50	Nevada	Humboldt			2003-6074	37N	36E	20	MDB&M
853695	SAN 51	Nevada	Humboldt			2003-6075	37N	36E	20	MDB&M
853696	SAN 52	Nevada	Humboldt			2003-6076	37N	36E	20	MDB&M
853697	SAN 53	Nevada	Humboldt			2003-6077	37N	36E	20	MDB&M
853698	SAN 54	Nevada	Humboldt			2003-6078	37N	36E	20	MDB&M
853699	SAN 55	Nevada	Humboldt			2003-6079	37N	36E	20	MDB&M
853700	SAN 56	Nevada	Humboldt			2003-6080	37N	36E	20	MDB&M
853701	SAN 61	Nevada	Humboldt			2003-6012	36N	36E	6	MDB&M
853702	SAN 62	Nevada	Humboldt			2003-6013	36N	36E	6	MDB&M
853703	SAN 63	Nevada	Humboldt			2003-6014	36N	36E	6	MDB&M
853704	SAN 64	Nevada	Humboldt			2003-6015	36N	36E	6	MDB&M
853705	SAN 65	Nevada	Humboldt			2003-6016	36N	36E	6	MDB&M
853706	SAN 66	Nevada	Humboldt			2003-6017	36N	36E	6	MDB&M
853707	SAN 67	Nevada	Humboldt			2003-6018	36N	36E	6	MDB&M
853708	SAN 68	Nevada	Humboldt			2003-6019	36N	36E	6	MDB&M
853709	SAN 69	Nevada	Humboldt			2003-6020	36N	36E	6	MDB&M
853710	SAN 70	Nevada	Humboldt			2003-6021	36N	36E	6	MDB&M
853711	SAN 72	Nevada	Humboldt			2003-6022	36N	36E	6	MDB&M
853712	SAN 74	Nevada	Humboldt			2003-6023	36N	36E	6	MDB&M
853713	SAN 76	Nevada	Humboldt			2003-6024	36N	36E	6	MDB&M
853714	SAN 78	Nevada	Humboldt			2003-6025	36N	36E	6	MDB&M
853715	SAN 80	Nevada	Humboldt			2003-6026	36N	36E	6	MDB&M
858381	SAN 81	Nevada	Humboldt			2003-7587	36N	35E	12	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
858382	SAN 82	Nevada	Humboldt			2003-7588	36N	35E	12	MDB&M
858383	SAN 83	Nevada	Humboldt			2003-7589	36N	35E	12	MDB&M
858384	SAN 84	Nevada	Humboldt			2003-7590	36N	35E	12	MDB&M
858385	SAN 85	Nevada	Humboldt			2003-7591	36N	35E	12	MDB&M
858386	SAN 86	Nevada	Humboldt			2003-7592	36N	35E	12	MDB&M
858387	SAN 87	Nevada	Humboldt			2003-7593	36N	35E	12	MDB&M
858388	SAN 88	Nevada	Humboldt			2003-7594	36N	35E	12	MDB&M
858389	SAN 89	Nevada	Humboldt			2003-7595	36N	35E	12	MDB&M
858390	SAN 90	Nevada	Humboldt			2003-7596	36N	35E	12	MDB&M
858391	SAN 91	Nevada	Humboldt			2003-7597	36N	35E	12	MDB&M
858392	SAN 92	Nevada	Humboldt			2003-7598	36N	35E	12	MDB&M
858393	SAN 93	Nevada	Humboldt			2003-7599	36N	35E	12	MDB&M
858394	SAN 94	Nevada	Humboldt			2003-7600	36N	35E	12	MDB&M
858395	SAN 95	Nevada	Humboldt			2003-7601	36N	35E	12	MDB&M
858396	SAN 96	Nevada	Humboldt			2003-7602	36N	35E	12	MDB&M
858397	SAN 97	Nevada	Humboldt			2003-7603	36N	35E	12	MDB&M
858398	SAN 98	Nevada	Humboldt			2003-7604	36N	35E	12	MDB&M
858399	SAN 99	Nevada	Humboldt			2003-7605	36N	35E	12	MDB&M
858400	SAN 100	Nevada	Humboldt			2003-7606	36N	35E	12	MDB&M
858401	SAN 102	Nevada	Humboldt			2003-7608	36N	35E	12	MDB&M
858402	SAN 103	Nevada	Humboldt			2003-7609	36N	35E	12	MDB&M
858403	SAN 104	Nevada	Humboldt			2003-7610	36N	35E	12	MDB&M
858404	SAN 105	Nevada	Humboldt			2003-7611	36N	35E	12	MDB&M
858405	SAN 106	Nevada	Humboldt			2003-7612	36N	35E	12	MDB&M
858406	SAN 107	Nevada	Humboldt			2003-7613	36N	35E	12	MDB&M
858407	SAN 108	Nevada	Humboldt			2003-7614	36N	35E	12	MDB&M
858408	SAN 109	Nevada	Humboldt			2003-7615	36N	35E	12	MDB&M
858409	SAN 110	Nevada	Humboldt			2003-7616	36N	35E	12	MDB&M
858410	SAN 111	Nevada	Humboldt			2003-7617	36N	35E	12	MDB&M
858411	SAN 112	Nevada	Humboldt			2003-7618	36N	35E	12	MDB&M
858412	SAN 113	Nevada	Humboldt			2003-7619	36N	35E	12	MDB&M
858413	SAN 114	Nevada	Humboldt			2003-7620	36N	35E	12	MDB&M
858414	SAN 115	Nevada	Humboldt			2003-7621	36N	35E	12	MDB&M
858415	SAN 116	Nevada	Humboldt			2003-7622	36N	35E	12	MDB&M
858416	SAN 117	Nevada	Humboldt			2003-7624	37N	35E	36	MDB&M
858417	SAN 118	Nevada	Humboldt			2003-7625	37N	35E	36	MDB&M
858418	SAN 119	Nevada	Humboldt			2003-7626	37N	35E	36	MDB&M
858419	SAN 120	Nevada	Humboldt			2003-7627	37N	35E	36	MDB&M
858420	SAN 121	Nevada	Humboldt			2003-7628	37N	35E	36	MDB&M
858421	SAN 122	Nevada	Humboldt			2003-7629	37N	35E	36	MDB&M
858422	SAN 123	Nevada	Humboldt			2003-7630	37N	35E	36	MDB&M
858423	SAN 124	Nevada	Humboldt			2003-7631	37N	35E	36	MDB&M
858424	SAN 125	Nevada	Humboldt			2003-7632	37N	35E	36	MDB&M
858425	SAN 126	Nevada	Humboldt			2003-7633	37N	35E	36	MDB&M
858426	SAN 127	Nevada	Humboldt			2003-7634	37N	35E	36	MDB&M
858427	SAN 128	Nevada	Humboldt			2003-7635	37N	35E	36	MDB&M
858428	SAN 129	Nevada	Humboldt			2003-7636	37N	35E	36	MDB&M
858429	SAN 130	Nevada	Humboldt			2003-7637	37N	35E	36	MDB&M
858430	SAN 131	Nevada	Humboldt			2003-7638	37N	35E	36	MDB&M
858431	SAN 132	Nevada	Humboldt			2003-7639	37N	35E	36	MDB&M
858432	SAN 133	Nevada	Humboldt			2003-7640	37N	35E	36	MDB&M
858433	SAN 134	Nevada	Humboldt			2003-7641	37N	35E	36	MDB&M
858434	SAN 135	Nevada	Humboldt			2003-7642	37N	35E	36	MDB&M
858435	SAN 136	Nevada	Humboldt			2003-7643	37N	35E	36	MDB&M
864733	SAN 101	Nevada	Humboldt			2003-7607	36N	35E	12	MDB&M
864734	SAN 141	Nevada	Humboldt			2004-1608	36N	36E	18	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
864735	SAN 142	Nevada	Humboldt			2004-1609	36N	36E	18	MDB&M
864736	SAN 143	Nevada	Humboldt			2004-1610	36N	36E	18	MDB&M
864737	SAN 144	Nevada	Humboldt			2004-1611	36N	36E	18	MDB&M
864738	SAN 145	Nevada	Humboldt			2004-1612	36N	36E	18	MDB&M
864739	SAN 146	Nevada	Humboldt			2004-1613	36N	36E	18	MDB&M
864740	SAN 147	Nevada	Humboldt			2004-1614	36N	36E	18	MDB&M
864741	SAN 148	Nevada	Humboldt			2004-1615	36N	36E	18	MDB&M
864742	SAN 149	Nevada	Humboldt			2004-1616	36N	36E	18	MDB&M
864743	SAN 150	Nevada	Humboldt			2004-1617	36N	36E	18	MDB&M
864744	SAN 151	Nevada	Humboldt			2004-1618	36N	36E	18	MDB&M
864745	SAN 152	Nevada	Humboldt			2004-1619	36N	36E	18	MDB&M
864746	SAN 153	Nevada	Humboldt			2004-1620	36N	36E	18	MDB&M
864747	SAN 154	Nevada	Humboldt			2004-1621	36N	36E	18	MDB&M
864748	SAN 155	Nevada	Humboldt			2004-1622	36N	36E	18	MDB&M
864749	SAN 156	Nevada	Humboldt			2004-1623	36N	36E	18	MDB&M
864750	SAN 157	Nevada	Humboldt			2004-1624	36N	36E	18	MDB&M
864751	SAN 158	Nevada	Humboldt			2004-1625	36N	36E	18	MDB&M
864752	SAN 159	Nevada	Humboldt			2004-1626	36N	36E	18	MDB&M
864753	SAN 160	Nevada	Humboldt			2004-1627	36N	36E	18	MDB&M
864754	SAN 161	Nevada	Humboldt			2004-1628	36N	36E	18	MDB&M
864755	SAN 162	Nevada	Humboldt			2004-1629	36N	36E	18	MDB&M
864756	SAN 163	Nevada	Humboldt			2004-1630	36N	36E	18	MDB&M
864757	SAN 164	Nevada	Humboldt			2004-1631	36N	36E	18	MDB&M
864758	SAN 165	Nevada	Humboldt			2004-1632	36N	36E	18	MDB&M
864759	SAN 166	Nevada	Humboldt			2004-1633	36N	36E	18	MDB&M
864760	SAN 167	Nevada	Humboldt			2004-1634	36N	36E	18	MDB&M
864761	SAN 168	Nevada	Humboldt			2004-1635	36N	36E	18	MDB&M
864762	SAN 169	Nevada	Humboldt			2004-1636	36N	36E	18	MDB&M
864763	SAN 170	Nevada	Humboldt			2004-1637	36N	36E	18	MDB&M
864764	SAN 171	Nevada	Humboldt			2004-1638	36N	36E	18	MDB&M
864765	SAN 172	Nevada	Humboldt			2004-1639	36N	36E	18	MDB&M
864766	SAN 173	Nevada	Humboldt			2004-1640	36N	36E	18	MDB&M
864767	SAN 174	Nevada	Humboldt			2004-1641	36N	36E	18	MDB&M
864768	SAN 175	Nevada	Humboldt			2004-1642	36N	36E	18	MDB&M
864769	SAN 176	Nevada	Humboldt			2004-1643	36N	36E	18	MDB&M
864770	SAN 181	Nevada	Humboldt			2004-1589	36N	35E	34	MDB&M
864771	SAN 182	Nevada	Humboldt			2004-1590	36N	35E	34	MDB&M
864772	SAN 183	Nevada	Humboldt			2004-1591	36N	35E	34	MDB&M
864773	SAN 184	Nevada	Humboldt			2004-1592	36N	35E	34	MDB&M
864774	SAN 185	Nevada	Humboldt			2004-1593	36N	35E	34	MDB&M
864775	SAN 186	Nevada	Humboldt			2004-1594	36N	35E	34	MDB&M
864776	SAN 187	Nevada	Humboldt			2004-1595	36N	35E	34	MDB&M
864777	SAN 188	Nevada	Humboldt			2004-1596	36N	35E	34	MDB&M
864778	SAN 189	Nevada	Humboldt			2004-1597	36N	35E	34	MDB&M
864779	SAN 190	Nevada	Humboldt			2004-1598	36N	35E	34	MDB&M
864780	SAN 191	Nevada	Humboldt			2004-1599	36N	35E	34	MDB&M
864781	SAN 192	Nevada	Humboldt			2004-1600	36N	35E	34	MDB&M
864782	SAN 193	Nevada	Humboldt			2004-1601	36N	35E	34	MDB&M
864783	SAN 194	Nevada	Humboldt			2004-1602	36N	35E	34	MDB&M
864784	SAN 195	Nevada	Humboldt			2004-1603	36N	35E	34	MDB&M
864785	SAN 196	Nevada	Humboldt			2004-1604	36N	35E	34	MDB&M
864786	SAN 197	Nevada	Humboldt			2004-1605	36N	35E	34	MDB&M
864787	SAN 198	Nevada	Humboldt			2004-1606	36N	35E	34	MDB&M
864788	SAN 221	Nevada	Humboldt			2004-1552	37N	36E	18	MDB&M
864789	SAN 222	Nevada	Humboldt			2004-1553	37N	36E	18	MDB&M
864790	SAN 223	Nevada	Humboldt			2004-1554	37N	36E	18	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
864791	SAN 224	Nevada	Humboldt			2004-1555	37N	36E	18	MDB&M
864792	SAN 225	Nevada	Humboldt			2004-1556	37N	36E	18	MDB&M
864793	SAN 226	Nevada	Humboldt			2004-1557	37N	36E	18	MDB&M
864794	SAN 227	Nevada	Humboldt			2004-1558	37N	36E	18	MDB&M
864795	SAN 228	Nevada	Humboldt			2004-1559	37N	36E	18	MDB&M
864796	SAN 229	Nevada	Humboldt			2004-1560	37N	36E	18	MDB&M
864797	SAN 230	Nevada	Humboldt			2004-1561	37N	36E	18	MDB&M
864798	SAN 231	Nevada	Humboldt			2004-1562	37N	36E	18	MDB&M
864799	SAN 232	Nevada	Humboldt			2004-1563	37N	36E	18	MDB&M
864800	SAN 233	Nevada	Humboldt			2004-1564	37N	36E	18	MDB&M
864801	SAN 234	Nevada	Humboldt			2004-1565	37N	36E	18	MDB&M
864802	SAN 235	Nevada	Humboldt			2004-1566	37N	36E	18	MDB&M
864803	SAN 236	Nevada	Humboldt			2004-1567	37N	36E	18	MDB&M
864804	SAN 237	Nevada	Humboldt			2004-1568	37N	36E	18	MDB&M
864805	SAN 238	Nevada	Humboldt			2004-1569	37N	36E	18	MDB&M
864806	SAN 239	Nevada	Humboldt			2004-1570	37N	36E	18	MDB&M
864807	SAN 240	Nevada	Humboldt			2004-1571	37N	36E	18	MDB&M
864808	SAN 241	Nevada	Humboldt			2004-1572	37N	36E	18	MDB&M
864809	SAN 242	Nevada	Humboldt			2004-1573	37N	36E	18	MDB&M
864810	SAN 243	Nevada	Humboldt			2004-1574	37N	36E	18	MDB&M
864811	SAN 244	Nevada	Humboldt			2004-1575	37N	36E	18	MDB&M
864812	SAN 245	Nevada	Humboldt			2004-1576	37N	36E	18	MDB&M
864813	SAN 246	Nevada	Humboldt			2004-1577	37N	36E	18	MDB&M
864814	SAN 247	Nevada	Humboldt			2004-1578	37N	36E	18	MDB&M
864815	SAN 248	Nevada	Humboldt			2004-1579	37N	36E	18	MDB&M
864816	SAN 249	Nevada	Humboldt			2004-1580	37N	36E	18	MDB&M
864817	SAN 250	Nevada	Humboldt			2004-1581	37N	36E	18	MDB&M
864818	SAN 251	Nevada	Humboldt			2004-1582	37N	36E	18	MDB&M
864819	SAN 252	Nevada	Humboldt			2004-1583	37N	36E	18	MDB&M
864820	SAN 253	Nevada	Humboldt			2004-1584	37N	36E	18	MDB&M
864821	SAN 254	Nevada	Humboldt			2004-1585	37N	36E	18	MDB&M
864822	SAN 255	Nevada	Humboldt			2004-1586	37N	36E	18	MDB&M
864823	SAN 256	Nevada	Humboldt			2004-1587	37N	36E	18	MDB&M
864824	SAN 261	Nevada	Humboldt			2004-1543	37N	35E	12	MDB&M
864825	SAN 262	Nevada	Humboldt			2004-1544	37N	35E	12	MDB&M
864826	SAN 263	Nevada	Humboldt			2004-1545	37N	35E	12	MDB&M
864827	SAN 264	Nevada	Humboldt			2004-1546	37N	35E	12	MDB&M
864828	SAN 265	Nevada	Humboldt			2004-1547	37N	35E	12	MDB&M
864829	SAN 266	Nevada	Humboldt			2004-1548	37N	35E	12	MDB&M
864830	SAN 267	Nevada	Humboldt			2004-1549	37N	35E	12	MDB&M
864831	SAN 268	Nevada	Humboldt			2004-1550	37N	35E	12	MDB&M
881172	SAN 269	Nevada	Humboldt			2004-5863	37N	35E	12	MDB&M
881173	SAN 270	Nevada	Humboldt			2004-5864	37N	35E	12	MDB&M
881174	SAN 271	Nevada	Humboldt			2004-5865	37N	35E	12	MDB&M
881175	SAN 272	Nevada	Humboldt			2004-5866	37N	35E	12	MDB&M
881176	SAN 273	Nevada	Humboldt			2004-5867	37N	35E	12	MDB&M
881177	SAN 274	Nevada	Humboldt			2004-5868	37N	35E	12	MDB&M
881178	SAN 275	Nevada	Humboldt			2004-5869	37N	35E	12	MDB&M
881179	SAN 276	Nevada	Humboldt			2004-5870	37N	35E	12	MDB&M
881180	SAN 277	Nevada	Humboldt			2004-5871	37N	35E	12	MDB&M
881181	SAN 278	Nevada	Humboldt			2004-5872	37N	35E	12	MDB&M
881182	SAN 279	Nevada	Humboldt			2004-5873	37N	35E	12	MDB&M
881183	SAN 280	Nevada	Humboldt			2004-5874	37N	35E	12	MDB&M
881184	SAN 281	Nevada	Humboldt			2004-5875	37N	35E	12	MDB&M
881185	SAN 282	Nevada	Humboldt			2004-5876	37N	35E	12	MDB&M
881186	SAN 283	Nevada	Humboldt			2004-5877	37N	35E	12	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
881187	SAN 284	Nevada	Humboldt			2004-5878	37N	35E	12	MDB&M
881188	SAN 285	Nevada	Humboldt			2004-5879	37N	35E	12	MDB&M
881189	SAN 286	Nevada	Humboldt			2004-5880	37N	35E	12	MDB&M
881190	SAN 287	Nevada	Humboldt			2004-5881	37N	35E	12	MDB&M
881191	SAN 288	Nevada	Humboldt			2004-5882	37N	35E	12	MDB&M
881192	SAN 289	Nevada	Humboldt			2004-5883	37N	35E	12	MDB&M
881193	SAN 290	Nevada	Humboldt			2004-5884	37N	35E	12	MDB&M
881194	SAN 291	Nevada	Humboldt			2004-5885	37N	35E	12	MDB&M
881195	SAN 292	Nevada	Humboldt			2004-5886	37N	35E	12	MDB&M
881196	SAN 293	Nevada	Humboldt			2004-5887	37N	35E	12	MDB&M
881197	SAN 294	Nevada	Humboldt			2004-5888	37N	35E	12	MDB&M
881198	SAN 295	Nevada	Humboldt			2004-5889	37N	35E	12	MDB&M
881199	SAN 296	Nevada	Humboldt			2004-5890	37N	35E	12	MDB&M
920215	SAN 297	Nevada	Humboldt			2006-1332	37N	36E	22	MDB&M
920216	SAN 298	Nevada	Humboldt			2006-1333	37N	36E	22	MDB&M
920217	SAN 299	Nevada	Humboldt			2006-1334	37N	36E	22	MDB&M
920218	SAN 300	Nevada	Humboldt			2006-1335	37N	36E	22	MDB&M
920219	SAN 301	Nevada	Humboldt			2006-1336	37N	36E	22	MDB&M
920220	SAN 302	Nevada	Humboldt			2006-1337	37N	36E	22	MDB&M
920221	SAN 303	Nevada	Humboldt			2006-1338	37N	36E	22	MDB&M
920222	SAN 304	Nevada	Humboldt			2006-1339	37N	36E	22	MDB&M
920223	SAN 305	Nevada	Humboldt			2006-1340	37N	36E	22	MDB&M
920224	SAN 306	Nevada	Humboldt			2006-1341	37N	36E	22	MDB&M
920225	SAN 315	Nevada	Humboldt			2006-1342	37N	36E	22	MDB&M
920226	SAN 316	Nevada	Humboldt			2006-1343	37N	36E	22	MDB&M
920227	SAN 317	Nevada	Humboldt			2006-1344	37N	36E	22	MDB&M
920228	SAN 318	Nevada	Humboldt			2006-1345	37N	36E	22	MDB&M
920229	SAN 319	Nevada	Humboldt			2006-1346	37N	36E	22	MDB&M
920230	SAN 320	Nevada	Humboldt			2006-1347	37N	36E	22	MDB&M
920231	SAN 321	Nevada	Humboldt			2006-1348	37N	36E	22	MDB&M
920232	SAN 322	Nevada	Humboldt			2006-1349	37N	36E	22	MDB&M
920233	SAN 323	Nevada	Humboldt			2006-1350	37N	36E	22	MDB&M
920234	SAN 324	Nevada	Humboldt			2006-1351	37N	36E	22	MDB&M
944220	SAM 204	Nevada	Humboldt			2007-302	37N	35E	10	MDB&M
944221	SAM 205	Nevada	Humboldt			2007-303	37N	35E	10	MDB&M
944222	SAM 206	Nevada	Humboldt			2007-304	37N	35E	10	MDB&M
944223	SAM 207	Nevada	Humboldt			2007-305	37N	35E	10	MDB&M
944224	SAM 208	Nevada	Humboldt			2007-306	37N	35E	10	MDB&M
944225	SAM 209	Nevada	Humboldt			2007-307	37N	35E	10	MDB&M
944226	SAM 210	Nevada	Humboldt			2007-308	37N	35E	10	MDB&M
944227	SAM 211	Nevada	Humboldt			2007-309	37N	35E	10	MDB&M
944228	SAM 212	Nevada	Humboldt			2007-310	37N	35E	10	MDB&M
944229	SAM 213	Nevada	Humboldt			2007-311	37N	35E	10	MDB&M
944230	SAM 214	Nevada	Humboldt			2007-312	37N	35E	10	MDB&M
944231	SAM 215	Nevada	Humboldt			2007-313	37N	35E	10	MDB&M
944232	SAM 216	Nevada	Humboldt			2007-314	37N	35E	10	MDB&M
944233	SAM 217	Nevada	Humboldt			2007-315	37N	35E	10	MDB&M
944234	SAM 218	Nevada	Humboldt			2007-316	37N	35E	10	MDB&M
944235	SAM 219	Nevada	Humboldt			2007-317	37N	35E	10	MDB&M
944236	SAM 220	Nevada	Humboldt			2007-318	37N	35E	10	MDB&M
944237	SAM 221	Nevada	Humboldt			2007-319	37N	35E	10	MDB&M
944238	SAM 222	Nevada	Humboldt			2007-320	37N	35E	10	MDB&M
944239	SAM 223	Nevada	Humboldt			2007-321	37N	35E	10	MDB&M
944240	SAM 224	Nevada	Humboldt			2007-322	37N	35E	10	MDB&M
944241	SAM 225	Nevada	Humboldt			2007-323	37N	35E	10	MDB&M
944242	SAM 226	Nevada	Humboldt			2007-324	37N	35E	10	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
944243	SAM 227	Nevada	Humboldt			2007-325	37N	35E	10	MDB&M
944244	SAM 228	Nevada	Humboldt			2007-326	37N	35E	10	MDB&M
944245	SAM 229	Nevada	Humboldt			2007-327	37N	35E	10	MDB&M
944246	SAM 230	Nevada	Humboldt			2007-328	37N	35E	10	MDB&M
944247	SAM 231	Nevada	Humboldt			2007-329	37N	35E	10	MDB&M
944248	SAM 232	Nevada	Humboldt			2007-330	37N	35E	10	MDB&M
944249	SAM 233	Nevada	Humboldt			2007-331	37N	35E	10	MDB&M
944250	SAM 234	Nevada	Humboldt			2007-332	37N	35E	10	MDB&M
944251	SAM 235	Nevada	Humboldt			2007-333	37N	35E	10	MDB&M
944252	SAM 236	Nevada	Humboldt			2007-334	37N	35E	10	MDB&M
944253	SAM 237	Nevada	Humboldt			2007-335	37N	35E	10	MDB&M
944254	SAM 238	Nevada	Humboldt			2007-336	37N	35E	10	MDB&M
944255	SAM 239	Nevada	Humboldt			2007-337	37N	35E	10	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
596889	CTM 1	Nevada	Humboldt	289	445		36N	36E	26	MDB&M
596890	CTM 2	Nevada	Humboldt	289	446		36N	36E	26	MDB&M
596891	CTM 3	Nevada	Humboldt	289	447		36N	36E	26	MDB&M
596892	CTM 4	Nevada	Humboldt	289	448		36N	36E	26	MDB&M
596893	CTM 5	Nevada	Humboldt	289	449		36N	36E	26	MDB&M
596894	CTM 6	Nevada	Humboldt	289	450		36N	36E	26	MDB&M
596895	CTM 7	Nevada	Humboldt	289	451		36N	36E	26	MDB&M
596896	CTM 8	Nevada	Humboldt	289	452		36N	36E	26	MDB&M
596897	CTM 9	Nevada	Humboldt	289	453		36N	36E	26	MDB&M
596898	CTM 10	Nevada	Humboldt	289	454		36N	36E	26	MDB&M
596899	CTM 11	Nevada	Humboldt	289	455		36N	36E	26	MDB&M
596900	CTM 12	Nevada	Humboldt	289	456		36N	36E	26	MDB&M
596901	CTM 13	Nevada	Humboldt	289	457		36N	36E	26	MDB&M
596902	CTM 14	Nevada	Humboldt	289	458		36N	36E	26	MDB&M
596903	CTM 15	Nevada	Humboldt	289	459		36N	36E	26	MDB&M
596904	CTM 16	Nevada	Humboldt	289	460		36N	36E	26	MDB&M
596905	CTM 17	Nevada	Humboldt	289	461		36N	36E	26	MDB&M
596906	CTM 18	Nevada	Humboldt	289	462		36N	36E	26	MDB&M
596907	CTM 19	Nevada	Humboldt	289	463		36N	36E	26	MDB&M
596908	CTM 20	Nevada	Humboldt	289	464		36N	36E	26	MDB&M
596909	CTM 21	Nevada	Humboldt	289	465		36N	36E	26	MDB&M
596910	CTM 22	Nevada	Humboldt	289	466		36N	36E	26	MDB&M
596911	CTM 23	Nevada	Humboldt	289	467		36N	36E	26	MDB&M
596912	CTM 24	Nevada	Humboldt	289	468		36N	36E	26	MDB&M
714018	RD 1	Nevada	Humboldt	341	558		36N	36E	26	MDB&M
714019	RD 2	Nevada	Humboldt	341	559		36N	36E	26	MDB&M
714020	RD 3	Nevada	Humboldt	341	560		36N	36E	26	MDB&M
714021	RD 4	Nevada	Humboldt	341	561		36N	36E	26	MDB&M
714022	RD 5	Nevada	Humboldt	341	562		36N	36E	26	MDB&M
714023	RD 6	Nevada	Humboldt	341	563		36N	36E	26	MDB&M
714024	RD 7	Nevada	Humboldt	341	564		36N	36E	26	MDB&M
714025	RD 8	Nevada	Humboldt	341	565		36N	36E	26	MDB&M
714026	RD 9	Nevada	Humboldt	341	566		36N	36E	26	MDB&M
714027	RD 10	Nevada	Humboldt	341	567		36N	36E	26	MDB&M
714028	RD 11	Nevada	Humboldt	341	568		36N	36E	26	MDB&M
714029	RD 12	Nevada	Humboldt	341	569		36N	36E	22	MDB&M
714030	RD 13	Nevada	Humboldt	341	570		36N	36E	22	MDB&M
714031	RD 14	Nevada	Humboldt	341	571		36N	36E	22	MDB&M
714032	RD 15	Nevada	Humboldt	341	572		36N	36E	22	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
714033	RD 16	Nevada	Humboldt	341	573		36N	36E	22	MDB&M
714034	RD 17	Nevada	Humboldt	341	574		36N	36E	22	MDB&M
714035	RD 18	Nevada	Humboldt	341	575		36N	36E	22	MDB&M
714036	RD 19	Nevada	Humboldt	341	576		36N	36E	22	MDB&M
777626	RDT 1	Nevada	Humboldt			1997-7718	36N	36E	24	MDB&M
777627	RDT 2	Nevada	Humboldt			1997-7719	36N	36E	24	MDB&M
777628	RDT 3	Nevada	Humboldt			1997-7720	36N	36E	24	MDB&M
777629	RDT 4	Nevada	Humboldt			1997-7721	36N	36E	24	MDB&M
777630	RDT 5	Nevada	Humboldt			1997-7722	36N	36E	24	MDB&M
777631	RDT 6	Nevada	Humboldt			1997-7723	36N	36E	24	MDB&M
777632	RDT 7	Nevada	Humboldt			1997-7724	36N	36E	24	MDB&M
777633	RDT 8	Nevada	Humboldt			1997-7725	36N	36E	24	MDB&M
777634	RDT 9	Nevada	Humboldt			1997-7726	36N	36E	24	MDB&M
777635	RDT 10	Nevada	Humboldt			1997-7727	36N	36E	24	MDB&M
777636	RDT 11	Nevada	Humboldt			1997-7728	36N	36E	24	MDB&M
777637	RDT 12	Nevada	Humboldt			1997-7729	36N	36E	24	MDB&M
777638	RDT 13	Nevada	Humboldt			1997-7730	36N	36E	24	MDB&M
777639	RDT 14	Nevada	Humboldt			1997-7731	36N	36E	24	MDB&M
777640	RDT 15	Nevada	Humboldt			1997-7732	36N	36E	24	MDB&M
777641	RDT 16	Nevada	Humboldt			1997-7733	36N	36E	24	MDB&M
777642	RDT 17	Nevada	Humboldt			1997-7734	36N	36E	24	MDB&M
777643	RDT 18	Nevada	Humboldt			1997-7735	36N	36E	24	MDB&M
777644	RDT 19	Nevada	Humboldt			1997-7736	36N	36E	24	MDB&M
777645	RDT 20	Nevada	Humboldt			1997-7737	36N	36E	24	MDB&M
777646	RDT 21	Nevada	Humboldt			1997-7738	36N	36E	24	MDB&M
777647	RDT 22	Nevada	Humboldt			1997-7739	36N	36E	24	MDB&M
777648	RDT 23	Nevada	Humboldt			1997-7740	36N	36E	24	MDB&M
777649	RDT 24	Nevada	Humboldt			1997-7741	36N	36E	24	MDB&M
777650	RDT 25	Nevada	Humboldt			1997-7742	36N	36E	24	MDB&M
777651	RDT 26	Nevada	Humboldt			1997-7743	36N	36E	24	MDB&M
777652	RDT 27	Nevada	Humboldt			1997-7744	36N	36E	24	MDB&M
828432	TENMILE #1	Nevada	Humboldt			2002-1034	36N	36E	22	MDB&M
828433	TENMILE #2	Nevada	Humboldt			2002-1035	36N	36E	22	MDB&M
962424	Jake #6	Nevada	Humboldt			2007-7801	36N	36E	22	MDB&M
962425	Jake #7	Nevada	Humboldt			2007-7802	36N	36E	22	MDB&M
962426	Jake #8	Nevada	Humboldt			2007-7803	36N	36E	21,22,27,28	MDB&M
962427	Jake #9	Nevada	Humboldt			2007-7804	36N	36E	21,28	MDB&M
962428	Jake #10	Nevada	Humboldt			2007-7805	36N	36E	22	MDB&M
962429	Jake #11	Nevada	Humboldt			2007-7806	36N	36E	22	MDB&M
962430	Jake #12	Nevada	Humboldt			2007-7807	36N	36E	22	MDB&M

Leased Unpatented Mining Claims.

The following unpatented mining claims are covered by that Mining Lease dated April 1, 1989, between Northwestern Nevada Gold, Inc. (successor-in-interest to Elmer F. Schroeder) and NEWWEST (successor-in-interest to Rajazar Resources Inc.):

Exhibit A
Tenmile Claims List

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
108883	Gold Ore No. 1	Nevada	Humboldt	75	486		36N	36E	22	MDB&M
108884	Gold Ore No. 2	Nevada	Humboldt	75	487		36N	36E	22	MDB&M
108885	Gold Ore No. 3	Nevada	Humboldt	75	488		36N	36E	22	MDB&M
108886	Gold Ore No. 4	Nevada	Humboldt	75	489		36N	36E	22	MDB&M
108887	Gold Ore No. 5	Nevada	Humboldt	75	490		36N	36E	22	MDB&M
108888	Gold Ore No. 6	Nevada	Humboldt	75	491		36N	36E	22	MDB&M
	(1st Amendment)	Nevada	Humboldt	174	579		36N	36E	22	MDB&M
108889	Defense	Nevada	Humboldt	A-2	599		36N	36E	22	MDB&M
108890	Defense No. 1	Nevada	Humboldt	A-2	599-600		36N	36E	22	MDB&M
108891	Defense Extension	Nevada	Humboldt	A-2	600		36N	36E	22	MDB&M
108892	Defense Fraction	Nevada	Humboldt	A-3	1		36N	36E	22	MDB&M
108893	Gold Bar	Nevada	Humboldt	A-3	1-2		36N	36E	22	MDB&M
108894	Lone Star	Nevada	Humboldt	W	255		36N	36E	22	MDB&M
108895	Lone Star No. 1	Nevada	Humboldt	W	505		36N	36E	22	MDB&M
108896	Lone Star No. 2	Nevada	Humboldt	A-3	2		36N	36E	22	MDB&M
108897	Star Dust	Nevada	Humboldt	W	231		36N	36E	22	MDB&M
108898	Valley O'Gold	Nevada	Humboldt	W	231		36N	36E	22	MDB&M
108899	Strange Hope	Nevada	Humboldt	A-2	206		36N	36E	22	MDB&M
108900	Strange Hope No. 1	Nevada	Humboldt	A-2	207		36N	36E	22	MDB&M
108901	Strange Hope No. 2	Nevada	Humboldt	A-2	207-208		36N	36E	22	MDB&M

NEWMONT PROPERTIES:

(a) Lessee's interest under Minerals Lease No. 29-OSP-0002, between NLRC and NEWMONT, dated 12 May, 1987 in the following lands:

Township 36 North, Range 35 East, MDM
Section 23: All

Township 36 North, Range 36 East, MDM
Section 21: N1/2; SW1/4; W1/2SE1/4; NE1/4SE1/4
Section 23: N1/2; SE1/4; E1/2SW1/4
Section 29: All

Township 37 North, Range 35 East, MDM
Section 11: All
Section 13: All
Section 15: All

Township 37 North, Range 36 East, MDM
Section 7: All
Section 27: All

(b) Sublessor's interest under that certain sublease dated 22 September, 1997, between NEWMONT and NEWWEST, and Lessee's interest under Minerals Lease No. 29-OSP-0002, dated 12 May, 1987, and Minerals Lease No. 29-OSP-0019, dated 18 September, 1986, between Nevada Land and Resources Company and NEWMONT, in the following lands:

Township 37 North, Range 35 East, MDM
Section 23: All
Section 25: All

Township 37 North, Range 36 East, MDM
Section 19: All
Section 29: All
Section 31: All
Section 33: All

Township 36 North, Range 36 East, MDM
Section 5: All
Section 7: Lots 1-4, E/2 W/2, E/2
Section 9: NW/4
Section 9: E/2, SW/4
Section 17: All
Section 21: W/2

Containing 6,702.32 acres, more or less.

EXHIBIT B

(to Venture Agreement)

THIS EXHIBIT INTENTIONALLY LEFT BLANK

EXHIBIT C
(to Venture Agreement)
ACCOUNTING PROCEDURE

The financial and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below. Reference in this Accounting Procedure to Articles, Sections and Subsections are to those located in this Accounting Procedure unless it is expressly stated that they are references to the Agreement. This Accounting Procedure is intended to be applicable at the time NEWMONT achieves Phase-I Earn-In.

The purpose of this Accounting Procedure is to establish equitable methods for determining charges and credits applicable to operations under the Agreement. It is the intent of the Participants that none of them shall lose or profit by reason of their duties and responsibilities as the Manager. The Participants shall meet and in good faith endeavor to agree upon changes deemed necessary to correct any unfairness or inequity. In the event of a conflict between the provisions of this Accounting Procedure and those of the Agreement, the provisions of the Agreement shall control.

1. GENERAL PROVISIONS

1.1. General Accounting Records. The Manager shall maintain detailed and comprehensive accounting records in accordance with this Accounting Procedure, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Participants.

1.2. Bank Accounts. After the decision is made to begin Development, the Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all receipts.

2. CHARGES TO JOINT ACCOUNT

Subject to the limitations hereinafter set forth, the Manager shall charge the Joint Account with the following:

2.1. Rentals, Royalties and Other Payments. Government Fees and other payments in respect of the Properties necessary to maintain title to the Assets.

2.2. Labor and Employee Benefits

2.2.1 Salaries and wages of the Manager's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by the Manager.

2.2.2 The Manager's cost of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under **Subsection 2.2.1 and Section 2.13**.

2.2.3 The Manager's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors, and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under **Subsection 2.2.1 or Section 2.13**, rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under **Subsection 2.2.1 or Section 2.13**, provided that the plans are limited to the extent feasible to those customary in the industry.

2.2.4 Cost of assessments imposed by governmental authority which are applicable to salaries and wages chargeable under **Subsection 2.2.1 and Section 2.13**, including all penalties except those resulting from the willful misconduct or gross negligence of the Manager.

2.2.5 Those costs in **Subsections 2.2.2, 2.2.3 and 2.2.4** may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Manager's cost experience and it shall be periodically adjusted to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

2.3 Assets. Cost of all Assets purchased or furnished for the Venture.

2.4 Transportation. Reasonable transportation costs incurred in connection with the transportation of employees, equipment, material and supplies necessary for exploration, maintenance and operation of Assets.

2.5 Services

2.5.1. The cost of contract services and utilities procured from outside sources, other than services described in **Sections 2.10 and 2.14**. If contract services are performed by an Affiliate of the Manager, the cost charged to the Joint Account shall be the lesser of **(a)** the costs actually incurred for such contract services or **(b)** the cost for which comparable services and utilities are available in the open market.

2.5.2 The costs of using the Manager's exclusively-owned facilities in support of Operations provided that the charges may not exceed those currently prevailing in the vicinity. Such costs shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed Prime Rate plus three percent (3%) per annum.

2.6 Materials, Equipment and Supplies. The cost of materials, equipment and supplies (herein called "Material") purchased from unaffiliated third parties or furnished by either Participant as provided in **Section 3**. The Manager shall purchase or furnish only so much Material as may be required for use in efficient and economical Operations. The

Manager shall also maintain inventory levels of Materials at reasonable levels to avoid unnecessary accumulation of surplus stock.

2.7 Environmental Compliance Fund. Costs of reasonably anticipated Environmental Compliance which, on a Program basis, shall be determined by the Management Committee and shall be based on proportionate contributions in an amount sufficient to establish a fund, which through successive proportionate contributions during the duration of the Agreement, will pay for ongoing Environmental Compliance conducted during Operations and which will cover the reasonably anticipated costs of mine closure, post-Operations Environmental Compliance and other Continuing Obligations.

2.8 Insurance Premiums. Premiums paid or accrued for insurance required for the protection of the Participants.

2.9 Damages and Losses. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the willful misconduct or gross negligence of the Manager.

2.10 Legal Expense. All legal costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets. Routine legal expenses are included under **Section 2.14**.

2.11 Audit. Cost of annual audits under **Section 9.11** of the Agreement.

2.12 Taxes. All taxes (except income taxes) of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or Operations, which have been paid by the Manager for the benefit of the Participants. Each Participant is separately responsible for income taxes and Nevada net proceeds of mines taxes which are attributable to its respective Participating Interest.

2.13 District and Camp Expense (Field Supervision and Camp Expenses). A pro rata portion of **(i)** the salaries and expenses of the Manager's superintendent and other employees serving Operations whose time is not allocated directly to such Operations, and **(ii)** the costs of maintaining and operating the Manager's project office and any suboffice (as necessary) and **(iii)** all necessary camps, including housing facilities for employees, used for Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. Such charges shall be apportioned for all Properties served by the employees and facilities on an equitable basis consistent with the Manager's general accounting practice and generally accepted accounting principles.

2.14 Administrative Charge. The Manager shall charge the Joint Account each month a sum as provided below, which shall be a liquidated amount to reimburse the Manager for its home office overhead and general and administrative expenses for its conduct of Operations, which shall be in lieu of any management fee: **five percent (5%)** of total Allowable Costs.

These fee rates are based upon the principle that the Manager shall not make a profit or loss from this administrative charge but should be fairly and adequately compensated for the pro rata share of its costs and expenses. The specific rates provided for in this

Section 2.14 shall be established and may be amended from time to time by mutual agreement among the Parties hereto if, in practice, the rates are found to be insufficient or excessive.

Allowable Costs as used in this **Section 2.14** shall include all amounts accrued to the Environmental Compliance fund, and all charges to the Joint Account except **(i)** the administrative charge defined herein; **(ii)** depreciation, depletion or amortization of tangible or intangible assets; **(iii)** funds disbursed from the Environmental Compliance fund; **(iv)** amounts expended for acquisition, construction or installation of tangible or intangible assets after mining operations have commenced; and **(v)** land payments, taxes and assessments.

The following representative list of items comprising the Manager's principal business office expenses are expressly covered by the administrative charge provided in this **Section 2.14**: **(a)** administrative supervision, which includes services rendered by officers and directors of the Manager for Operations, except to the extent that such services represent a direct charge to the Joint Account, as provided for in **Section 2.2**; **(b)** accounting, billing and record keeping in accordance with governmental regulations and the provisions of the Agreement; **(c)** handling of all tax matters, including any protests, except any outside professional fees which the Management Committee may approve as a direct charge to the Joint Account; **(d)** Routine legal services by the Manager's legal staff; and **(e)** Records and storage space, telephone service and office supplies.

2.15 Other Expenditures. Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

3. BASIS OF CHARGES TO JOINT ACCOUNT

3.1 Purchases. Material purchased and services procured shall be charged at prices paid by the Manager after deduction of all discounts actually received.

3.2 Material Furnished by the Manager. At its discretion, the Manager may furnish Material from the Manager's stocks under the following conditions:

3.2.1 New Material (Condition "A"): New Material transferred from the Manager's properties shall be priced f.o.b. the nearest reputable supply store or railway receiving point, where like Material is available, at current replacement cost of the same kind of Material (hereafter, "New Price").

3.2.2 Used Material (Conditions "B" and "C"):

3.2.2.1 material in sound and serviceable condition and suitable for reuse without reconditioning shall be classified as Condition "B" and priced at seventy-five percent (75%) of New Price.

3.2.2.2 other used Material as defined hereafter shall be classified as Condition "C" and priced at fifty percent (50%) of New Price:

3.2.2.2.1 used Material which after reconditioning will be further serviceable for original function as good secondhand Material (Condition "B"),

3.2.2.2.2 used Material which is serviceable for original function but not substantially suitable for reconditioning,

3.2.2.2.3 Material which cannot be classified as Condition "B" or Condition "C" shall be priced at a value commensurate with its use,

3.2.2.2.4 Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with items normally used for such other purpose.

3.3 Premium Prices. Whenever Material is not readily obtainable at prices specified in **Sections 3.1 and 3.2**, the Manager may charge the Joint Account for the required Material on the basis of the Manager's direct cost and expenses incurred in procuring such material; provided, however, that prior Notice of the proposed charge is given to the Participants, whereupon any Participant shall have the right, by notifying the Manager within ten (10) days of the delivery of the Notice from the Manager, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager. If a Participant so furnishes Material in kind, the Manager shall make appropriate credits to its account.

3.4 Warranty of Material Furnished by the Manager or Participants. Neither the Manager nor any Participant warrants the Material furnished beyond any dealer's or manufacturer's warranty.

4. DISPOSAL OF MATERIAL

4.1 Disposition Generally. The Manager shall have no obligation to purchase a Participant's interest in Material. The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by transfer to the Participants as provided in **Section 4.2** or by sale. The Manager shall credit the Participants in proportion to their Participating Interest for all Material sold hereunder.

4.2 Division in Kind. Division of Material in kind between the Participants shall be in proportion to their respective Participating Interests, and corresponding credits shall be made to the Joint Account.

4.3 Sales. Sales of material to third parties shall be credited to the Joint Account at the net amount received. Any damages or claims by the Purchaser shall be charged back to the Joint Account if and when paid.

5. **INVENTORIES**

5.1 Periodic Inventories, Notice and Representations. At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties. The expense of conducting such periodic inventories shall be charged to the Joint Account.

5.2 Reconciliation and Adjustment of Inventories. Reconciliation of inventory with charges to the Joint Account shall be made, and a list of overages and shortages shall be determined by the Manager. Inventory adjustments shall be made by the Manager to the Joint Account for overages and shortages, but the Manager shall be held accountable to the Venture only for shortages due to lack of reasonable diligence.

EXHIBIT D
(to Venture Agreement)
NET SMELTER RETURNS

1. Net Smelter Returns Royalty. The following terms and conditions shall apply to the calculation and payment of a Participants' Net Smelter Returns Royalty from Production. As used in this Exhibit D, the Participant entitled to receive the Royalty is referred to as the "RECIPIENT" and the payor, either the Sandman Joint Venture or, if a Participant's Participating Interest has been converted to an interest in Net Smelter Returns, the remaining Participant, as the "VENTURE".

1.1 For Precious Metals. "Net Smelter Returns", in the case of gold, silver, and platinum group metals ("Precious Metals"), shall be determined by multiplying **(a)** the gross number of troy ounces of Precious Metals recovered from production from the Properties during the preceding calendar month ("Monthly Production") delivered to the smelter, refiner, processor, purchaser or other of such production (collectively, "Payor"), by **(b)** for gold, the average of the London Bullion Market, Afternoon Fix, spot prices reported for the preceding calendar month (the "Applicable Spot Price"), and for all other Precious Metals, the average of the New York Commodities Exchange final spot prices reported for the preceding calendar month for the particular Mineral for which the price is being determined, and subtracting from the product of **Subsections 1.1(a) and 1.1(b)** only the following if actually incurred: **(i)** charges imposed by the Payor for refining bullion from doré or concentrates of Precious Metals ("Beneficiated Precious Metals") produced by VENTURE's final mill or other final processing plant; however, charges imposed by the Payor for smelting or refining of raw or crushed ore containing Precious Metals or other preliminarily processed Precious Metals shall not be subtracted in determining Net Smelter Returns; **(ii)** penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production; and **(iii)** charges and costs, if any, for transportation and insurance of Beneficiated Precious Metals from VENTURE's final mill or other final processing plant to places where such Beneficiated Precious Metals are smelted, refined and/or sold or otherwise disposed of.

1.2 In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by a Participant, which facilities were not constructed solely for the purpose of refining Beneficiated Precious Metals or Other Minerals from the Properties, then charges, costs and penalties for such refining shall mean the lesser of the amount VENTURE would have incurred if such refining were carried out at facilities not owned or controlled by a Participant then offering comparable services for comparable products on prevailing terms, or the actual costs incurred by the Participant with respect to such refining. In the event VENTURE receives insurance proceeds for loss of production of Precious Metals, VENTURE shall pay to RECIPIENT the Royalty percentage of any such insurance proceeds which are received by VENTURE for such loss of production.

1.3 For Other Minerals. "Net Smelter Returns", in the case of all Minerals other than Precious Metals and the beneficiated products thereof ("Other Minerals"), shall be determined by multiplying **(a)** the gross amount of the particular Other Mineral contained

in the Monthly Production delivered to the Payor during the preceding calendar month by **(b)** the average of the New York Commodities Exchange final daily spot prices reported for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of **Subsections 1.3(a) and 1.3(b)** only the following if actually incurred: **(i)** charges imposed by the Payor for smelting, refining or processing Other Minerals contained in such production, but excluding any and all charges and costs related to VENTURE's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; **(ii)** penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in such production, but excluding any and all charges and costs of or related to VENTURE's mills or other processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and **(iii)** charges and costs, if any, for transportation and insurance of Other Minerals and the beneficiated products thereof from VENTURE's final mill or other final processing plant to places where such Other Minerals are smelted, refined and/or sold or otherwise disposed of. If for any reason the New York Commodities Exchange does not report spot pricing for a particular Other Mineral, then the Parties shall mutually agree upon an appropriate pricing entity or mechanism that accurately reflects the market value of any such Other Mineral.

1.4 In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by a Participant, which facilities were not constructed solely for the purpose of milling or processing Other Minerals from the Properties, then charges, costs and penalties for such smelting, refining or processing shall mean the lesser of the amount VENTURE would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by a Participant then offering comparable services for comparable products on prevailing terms, or the actual costs incurred by VENTURE with respect to such smelting and refining. In the event VENTURE receives insurance proceeds for loss of production of Other Minerals, VENTURE shall pay to RECIPIENT the Royalty percentage of any such insurance proceeds which are received by VENTURE for such loss of production. Payments shall be payable on or before the later of ten (10) days after VENTURE receives payment from the Payor or the twenty-fifth (25th) day of the month following the calendar month in which the minerals subject to the Royalty were shipped to the Payor by VENTURE. For purposes of calculating the cash amount due to RECIPIENT, Precious Metals and Other Minerals will be deemed to have been sold or otherwise disposed of at the time refined production from the Properties is delivered, made available, or credited to VENTURE by a mint or refiner. The price used for calculating the cash amount due for Royalty on Precious Metals or Other Minerals shall be determined in accordance with **Section 1.1** and **Section 1.3** as applicable. VENTURE shall make each Royalty payment to be paid in cash by delivery of a check payable to RECIPIENT and delivering such check to RECIPIENT at the address listed in this Agreement, or to such other address as RECIPIENT may direct or by direct bank deposit to RECIPIENT's account as RECIPIENT shall designate. Should default be made in any cash payment when due for Royalty and such default exists ten (10) days following Notice of non-payment, then all unpaid amounts then due shall bear interest at the rate of five percent (5%) per annum commencing from and after such payment due date until paid. All Royalty payments or credits shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets from the Payor.

1.5 Monthly Reconciliation. **(a)** On or before the later of ten (10) days after VENTURE receives payment from the Payor or the twenty-fifth (25th) day of the month, VENTURE shall make an interim settlement of Royalty based on the information then available of such Royalty then due, not less than ninety-five percent (95%) of the anticipated final settlement of cash Royalty payments. **(b)** The Parties recognize that a period of time exists between the production of ore, the production of doré or concentrates from ore, the production of refined or finished product from doré or concentrates, and the receipt of Payor's statements for refined or finished product. As a result, the payment of Royalty will not coincide exactly with the actual amount of refined or finished product produced from the Properties for the previous month. VENTURE will provide final reconciliation promptly after settlement is reached with the Payor for all lots sold or subject to other disposition in any particular month. **(c)** In the event that RECIPIENT has been underpaid for any provisional payment (whether "in cash" or "in kind"), VENTURE shall pay the difference "in cash" by check and not "in kind" with such payment being made at the time of the final reconciliation. If RECIPIENT has been overpaid in the previous calendar month, RECIPIENT shall make a payment to VENTURE of the difference by check. Reconciliation payments shall be made on the same basis as used for the payment in cash pursuant to **Subsection 1.4(b)** hereof.

1.6 Hedging Transactions. All profits and losses resulting from VENTURE's sales of Precious Metals or Other Minerals, or VENTURE's engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively, "Hedging Transactions") are specifically excluded from Royalty calculations pursuant to this Agreement. All Hedging Transactions by VENTURE and all profits or losses associated therewith, if any, shall be solely for VENTURE's account. The Royalty payable on Precious Metals or Other Minerals subject to Hedging Transactions shall be determined as follows: **(a)** Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to Hedging Transactions by VENTURE shall be determined in the same manner as provided in **Subsection 1.1,** with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which Precious Metals subject to Hedging Transactions are shipped by VENTURE to the Payor. **(b)** Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to Hedging Transactions by VENTURE shall be determined in the same manner as provided in **Subsection 1.3,** with the understanding and agreement that the average monthly spot price shall be for the calendar month preceding the calendar month during which Other Minerals subject to Hedging Transactions are shipped by VENTURE to the Payor.

1.7 Commingling. VENTURE shall have the right to commingle Precious Metals and Other Minerals from the Properties with minerals from other properties. Before any Precious Metals or Other Minerals produced from the Properties are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Properties shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content, applied on a consistent basis. Representative samples of the Precious Metals or Other Minerals shall be retained by VENTURE and assays (including moisture and

penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine gross metal content of Precious Metals or gross metal or mineral content of Other Minerals. VENTURE shall retain such analyses for a reasonable amount of time, but not less than twenty four (24) months, after receipt by RECIPIENT of the Royalty paid with respect to such commingled Minerals from the Properties, and shall retain such samples taken from the Properties for not less than thirty (30) days after collection.

EXHIBIT E
(to Venture Agreement)
FEASIBILITY STUDY

"Feasibility Study" means a detailed report that analyzes the development of a mine on all or any portion of the Properties, which is in such form as is necessary to substantially meet the standards of North American financial institutions for the purpose of determining the advisability of providing project financing on a commercial, competitive basis, taking into consideration all relevant criteria deemed to be both normal and prudent for the mining industry at that time, and includes at least the following information:

1. A description of that part of the Properties to be covered by the proposed mine;

2. The estimated recoverable reserves of minerals and the estimated composition and content thereof;

3. The proposed procedure for development and mining production;

4. Results of ore amenability tests;

5. The nature and extent of the mine facilities proposed to be acquired or utilized which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the report shall also include a design for such mill;

6. The total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

7. The environmental impact studies and related permits that will need to be prepared and costs of preparing them;

8. The period in which it is proposed that the Properties be brought into commercial production;

9. Such other data and information as are reasonably necessary to substantiate the existence of a mineral deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations; and

10. Working capital requirements for the initial four months of operation of the Properties as a mine or such longer period as may be reasonably justified in the circumstances.

EXHIBIT F
(to Venture Agreement)
MEMORANDUM OF AGREEMENT

After recording return,
and send tax statements, to:
Newmont USA Limited
Attn: Land Department
555 Fifth Street
Elko, Nevada 89801

The undersigned hereby affirm this document submitted
for recording does not contain a social security number.

MEMORANDUM
of
JOINT VENTURE AGREEMENT

NOTICE IS HEREBY GIVEN that Newmont USA Limited, a Delaware corporation, doing business in Nevada as Newmont Mining Corporation, ("Newmont"), and NewWest Gold USA, Inc., a Delaware corporation, have entered into a Joint Venture Agreement dated and effective as of __________, 2008, (the "Agreement") covering that certain property and property interests in Humboldt County, Nevada, more particularly described in Exhibit "A" attached hereto (the "Property").

The Agreement, in consideration of the payments and other covenants and agreements set forth therein, provides that the parties to the Agreement have contributed the Property to a joint venture called the "Sandman Joint Venture" consisting of the Parties and governed by the provisions of the Agreement. The Agreement also provides for the payment of production royalties to one or the other of the parties under certain circumstances.

Information about the Sandman Joint Venture can be obtained from the undersigned.

IN WITNESS WHEREOF, this Memorandum has been executed as of this 1st day of June, 2008,

NEWMONT USA LIMITED:

By: ________________________
Richard J. Matthews
Title: Vice President

555 Fifth Street
Elko, Nevada 89801
Attn: Land Dept.

NEWWEST GOLD USA, INC.:

By: ________________________
Robert P. Felder
Title: Attorney in Fact

250 South Rock Blvd. Suite 118
Reno, Nevada 89502

STATE OF NEVADA)
) ss.
COUNTY OF ________)

On this _____ day of __________, 2008, personally appeared before me, a Notary Public, Robert P. Felder, as Attorney in Fact for NewWest Gold USA, Inc., personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of said corporation, and pursuant to a fully authorized Power of Attorney issued by said corporation.

____
Notary Public

My commission expires: __________

STATE OF NEVADA)
) ss.
COUNTY OF ________)

On this _____ day of __________, 2008, personally appeared before me, a Notary Public, Richard J. Matthews, a duly qualified and acting officer of Newmont USA Limited, personally known or proved to me to be the person whose name is subscribed to the above instrument who acknowledged to me that he executed the above instrument on behalf of said corporation.

____
Notary Public

My commission expires: __________

EXHIBIT A

To

MEMORANDUM OF JOINT VENTURE AGREEMENT

THE PROPERTY

NEWWEST PROPERTIES:

Mining Sublease Properties.

NEWWEST is the Sublessee (by succession in interest) under that certain Sublease, wherein NEWMONT is the Sublessor (by succession in interest), dated 22 September, 1997, covering mineral rights and interests described in said Sublease in the following lands.

Township 37 North, Range 35 East, MDM
Section 23: All
Section 25: All

Township 37 North, Range 36 East, MDM
Section 19: All
Section 29: All
Section 31: All
Section 33: All

Township 36 North, Range 36 East, MDM
Section 5: All
Section 7: Lots 1-4, E/2 W/2, E/2
Section 9: NW/4
Section 9: E/2, SW/4
Section 17: All
Section 21: W/2

Containing 6,702.32 acres, more or less.

Unpatented Mining Claims.

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
387198	NAP 37	Nevada	Humboldt	222	301		37N	36E	32	MDB&M
387199	NAP 38	Nevada	Humboldt	222	302		37N	36E	32	MDB&M
387200	NAP 39	Nevada	Humboldt	222	303		37N	36E	32	MDB&M
387201	NAP 40	Nevada	Humboldt	222	304		37N	36E	32	MDB&M
387202	NAP 41	Nevada	Humboldt	222	305		37N	36E	32	MDB&M
387203	NAP 42	Nevada	Humboldt	222	306		37N	36E	32	MDB&M
387204	NAP 43	Nevada	Humboldt	222	307		37N	36E	32	MDB&M
387205	NAP 44	Nevada	Humboldt	222	308		37N	36E	32	MDB&M
387206	NAP 45	Nevada	Humboldt	222	309		37N	36E	32	MDB&M
387207	NAP 46	Nevada	Humboldt	222	310		37N	36E	32	MDB&M
387208	NAP 47	Nevada	Humboldt	222	311		37N	36E	32	MDB&M
387209	NAP 48	Nevada	Humboldt	222	312		37N	36E	32	MDB&M
387210	NAP 49	Nevada	Humboldt	222	313		37N	36E	32	MDB&M
387211	NAP 50	Nevada	Humboldt	222	314		37N	36E	32	MDB&M
387212	NAP 51	Nevada	Humboldt	222	315		37N	36E	32	MDB&M
387213	NAP 52	Nevada	Humboldt	222	316		37N	36E	32	MDB&M
387214	NAP 53	Nevada	Humboldt	222	317		37N	36E	32	MDB&M
387215	NAP 54	Nevada	Humboldt	222	318		37N	36E	32	MDB&M
387225	NAP 64	Nevada	Humboldt	222	328		37N	36E	32	MDB&M
387227	NAP 66	Nevada	Humboldt	222	330		37N	36E	32	MDB&M
387229	NAP 68	Nevada	Humboldt	222	332		37N	36E	32	MDB&M
387231	NAP 70	Nevada	Humboldt	222	334		37N	36E	32	MDB&M
387233	NAP 72	Nevada	Humboldt	222	336		37N	36E	32	MDB&M
387252	NAP 91	Nevada	Humboldt	222	355		37N	35E	24	MDB&M
387253	NAP 92	Nevada	Humboldt	222	356		37N	35E	24	MDB&M
387254	NAP 93	Nevada	Humboldt	222	357		37N	35E	24	MDB&M
387255	NAP 94	Nevada	Humboldt	222	358		37N	35E	24	MDB&M
387256	NAP 95	Nevada	Humboldt	222	359		37N	35E	24	MDB&M
387257	NAP 96	Nevada	Humboldt	222	360		37N	35E	24	MDB&M
387258	NAP 97	Nevada	Humboldt	222	361		37N	35E	24	MDB&M
387259	NAP 98	Nevada	Humboldt	222	362		37N	35E	24	MDB&M
387260	NAP 99	Nevada	Humboldt	222	363		37N	35E	24	MDB&M
387261	NAP 100	Nevada	Humboldt	222	364		37N	35E	24	MDB&M
387262	NAP 101	Nevada	Humboldt	222	365		37N	35E	24	MDB&M
387263	NAP 102	Nevada	Humboldt	222	366		37N	35E	24	MDB&M
387264	NAP 103	Nevada	Humboldt	222	367		37N	35E	24	MDB&M
387265	NAP 104	Nevada	Humboldt	222	368		37N	35E	24	MDB&M
387266	NAP 105	Nevada	Humboldt	222	369		37N	35E	24	MDB&M
387267	NAP 106	Nevada	Humboldt	222	370		37N	35E	24	MDB&M
387268	NAP 107	Nevada	Humboldt	222	371		37N	35E	24	MDB&M
387269	NAP 108	Nevada	Humboldt	222	372		37N	35E	24	MDB&M
411636	NAP 619	Nevada	Humboldt	232	770		36N	36E	6	MDB&M
411638	NAP 621	Nevada	Humboldt	232	772		36N	36E	6	MDB&M
411640	NAP 623	Nevada	Humboldt	232	774		36N	36E	6	MDB&M
411642	NAP 625	Nevada	Humboldt	232	776		36N	36E	6	MDB&M
411644	NAP 627	Nevada	Humboldt	232	778		36N	36E	6	MDB&M
411645	NAP 630	Nevada	Humboldt	232	779		36N	36E	6	MDB&M
411646	NAP 631	Nevada	Humboldt	232	780		36N	36E	6	MDB&M
411647	NAP 632	Nevada	Humboldt	232	781		36N	36E	6	MDB&M
411648	NAP 633	Nevada	Humboldt	232	782		36N	36E	6	MDB&M
411649	NAP 634	Nevada	Humboldt	232	783		36N	36E	6	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
411650	NAP 635	Nevada	Humboldt	232	784		36N	36E	6	MDB&M
411651	NAP 636	Nevada	Humboldt	232	785		36N	36E	6	MDB&M
411652	NAP 637	Nevada	Humboldt	232	786		36N	36E	6	MDB&M
411653	NAP 638	Nevada	Humboldt	232	787		36N	36E	6	MDB&M
411654	NAP 639	Nevada	Humboldt	232	788		36N	36E	6	MDB&M
411655	NAP 640	Nevada	Humboldt	232	789		36N	36E	6	MDB&M
411656	NAP 641	Nevada	Humboldt	232	790		36N	36E	6	MDB&M
411657	NAP 642	Nevada	Humboldt	232	791		36N	36E	6	MDB&M
411658	NAP 643	Nevada	Humboldt	232	792		36N	36E	6	MDB&M
411659	NAP 644	Nevada	Humboldt	232	793		36N	36E	6	MDB&M
411660	NAP 645	Nevada	Humboldt	232	794		36N	36E	6	MDB&M
411661	NAP 646	Nevada	Humboldt	232	795		36N	36E	6	MDB&M
411662	NAP 647	Nevada	Humboldt	232	796		36N	36E	6	MDB&M
411663	NAP 648	Nevada	Humboldt	232	797		36N	36E	6	MDB&M
411664	NAP 649	Nevada	Humboldt	232	798		36N	36E	6	MDB&M
422627	ABLE 51	Nevada	Humboldt	237	633		36N	36E	20	MDB&M
422628	ABLE 52	Nevada	Humboldt	237	634		36N	36E	20	MDB&M
422629	ABLE 53	Nevada	Humboldt	237	635		36N	36E	20	MDB&M
422630	ABLE 54	Nevada	Humboldt	237	636		36N	36E	20	MDB&M
422631	ABLE 55	Nevada	Humboldt	237	637		36N	36E	20	MDB&M
422632	ABLE 56	Nevada	Humboldt	237	638		36N	36E	20	MDB&M
422633	ABLE 57	Nevada	Humboldt	237	639		36N	36E	20	MDB&M
422634	ABLE 58	Nevada	Humboldt	237	640		36N	36E	20	MDB&M
422635	ABLE 59	Nevada	Humboldt	237	641		36N	36E	20	MDB&M
422636	ABLE 60	Nevada	Humboldt	237	642		36N	36E	20	MDB&M
422647	ABLE 71	Nevada	Humboldt	237	653		36N	36E	20	MDB&M
422648	ABLE 72	Nevada	Humboldt	237	654		36N	36E	20	MDB&M
422649	ABLE 73	Nevada	Humboldt	237	655		36N	36E	20	MDB&M
422650	ABLE 74	Nevada	Humboldt	237	656		36N	36E	20	MDB&M
422651	ABLE 75	Nevada	Humboldt	237	657		36N	36E	20	MDB&M
422652	ABLE 76	Nevada	Humboldt	237	658		36N	36E	20	MDB&M
422653	ABLE 77	Nevada	Humboldt	237	659		36N	36E	20	MDB&M
422654	ABLE 78	Nevada	Humboldt	237	660		36N	36E	20	MDB&M
422655	ABLE 79	Nevada	Humboldt	237	661		36N	36E	20	MDB&M
422656	ABLE 80	Nevada	Humboldt	237	662		36N	36E	20	MDB&M
422707	ABLE 131	Nevada	Humboldt	237	713		36N	36E	8	MDB&M
422708	ABLE 132	Nevada	Humboldt	237	714		36N	36E	8	MDB&M
422709	ABLE 133	Nevada	Humboldt	237	715		36N	36E	8	MDB&M
422710	ABLE 134	Nevada	Humboldt	237	716		36N	36E	8	MDB&M
422711	ABLE 135	Nevada	Humboldt	237	717		36N	36E	8	MDB&M
422712	ABLE 136	Nevada	Humboldt	237	718		36N	36E	8	MDB&M
422713	ABLE 137	Nevada	Humboldt	237	719		36N	36E	8	MDB&M
422714	ABLE 138	Nevada	Humboldt	237	720		36N	36E	8	MDB&M
422715	ABLE 139	Nevada	Humboldt	237	721		36N	36E	8	MDB&M
422716	ABLE 140	Nevada	Humboldt	237	722		36N	36E	8	MDB&M
470482	ABLE 151	Nevada	Humboldt	250	181		36N	36E	8	MDB&M
470483	ABLE 152	Nevada	Humboldt	250	182		36N	36E	8	MDB&M
470484	ABLE 153	Nevada	Humboldt	250	183		36N	36E	8	MDB&M
470485	ABLE 154	Nevada	Humboldt	250	184		36N	36E	8	MDB&M
470486	ABLE 155	Nevada	Humboldt	250	185		36N	36E	8	MDB&M
470487	ABLE 156	Nevada	Humboldt	250	186		36N	36E	8	MDB&M
470488	ABLE 157	Nevada	Humboldt	250	187		36N	36E	8	MDB&M
470489	ABLE 158	Nevada	Humboldt	250	188		36N	36E	8	MDB&M
470490	ABLE 159	Nevada	Humboldt	250	189		36N	36E	8	MDB&M
470491	ABLE 160	Nevada	Humboldt	250	190		36N	36E	8	MDB&M
481363	SAND 116	Nevada	Humboldt	255	425		36N	36E	4	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
481364	SAND 117	Nevada	Humboldt	255	426		36N	36E	4	MDB&M
481365	SAND 118	Nevada	Humboldt	255	427		36N	36E	4	MDB&M
481366	SAND 119	Nevada	Humboldt	255	428		36N	36E	4	MDB&M
481367	SAND 120	Nevada	Humboldt	255	429		36N	36E	4	MDB&M
481368	SAND 121	Nevada	Humboldt	255	430		36N	36E	4	MDB&M
481369	SAND 122	Nevada	Humboldt	255	431		36N	36E	4	MDB&M
481370	SAND 123	Nevada	Humboldt	255	432		36N	36E	4	MDB&M
743799	SAM 1	Nevada	Humboldt			1996-5243	37N	35E	14	MDB&M
743800	SAM 2	Nevada	Humboldt			1996-5244	37N	35E	14	MDB&M
743801	SAM 3	Nevada	Humboldt			1996-5245	37N	35E	14	MDB&M
743802	SAM 4	Nevada	Humboldt			1996-5246	37N	35E	14	MDB&M
743803	SAM 5	Nevada	Humboldt			1996-5247	37N	35E	14	MDB&M
743804	SAM 6	Nevada	Humboldt			1996-5248	37N	35E	14	MDB&M
743805	SAM 7	Nevada	Humboldt			1996-5249	37N	35E	14	MDB&M
743806	SAM 8	Nevada	Humboldt			1996-5250	37N	35E	14	MDB&M
743807	SAM 9	Nevada	Humboldt			1996-5251	37N	35E	14	MDB&M
743808	SAM 10	Nevada	Humboldt			1996-5252	37N	35E	14	MDB&M
743809	SAM 11	Nevada	Humboldt			1996-5253	37N	35E	14	MDB&M
743810	SAM 12	Nevada	Humboldt			1996-5254	37N	35E	14	MDB&M
743811	SAM 13	Nevada	Humboldt			1996-5255	37N	35E	14	MDB&M
743812	SAM 14	Nevada	Humboldt			1996-5256	37N	35E	14	MDB&M
743813	SAM 15	Nevada	Humboldt			1996-5257	37N	35E	22	MDB&M
743814	SAM 16	Nevada	Humboldt			1996-5258	37N	35E	22	MDB&M
743815	SAM 17	Nevada	Humboldt			1996-5259	37N	35E	22	MDB&M
743816	SAM 18	Nevada	Humboldt			1996-5260	37N	35E	22	MDB&M
743817	SAM 19	Nevada	Humboldt			1996-5261	37N	35E	22	MDB&M
743818	SAM 20	Nevada	Humboldt			1996-5262	37N	35E	22	MDB&M
743819	SAM 21	Nevada	Humboldt			1996-5263	37N	35E	22	MDB&M
743820	SAM 22	Nevada	Humboldt			1996-5264	37N	35E	22	MDB&M
743821	SAM 23	Nevada	Humboldt			1996-5265	37N	35E	22	MDB&M
743822	SAM 24	Nevada	Humboldt			1996-5266	37N	35E	22	MDB&M
743823	SAM 25	Nevada	Humboldt			1996-5267	37N	35E	22	MDB&M
743824	SAM 26	Nevada	Humboldt			1996-5268	37N	35E	22	MDB&M
743825	SAM 27	Nevada	Humboldt			1996-5269	37N	35E	22	MDB&M
743826	SAM 28	Nevada	Humboldt			1996-5270	37N	35E	22	MDB&M
743827	SAM 29	Nevada	Humboldt			1996-5271	37N	35E	22	MDB&M
743828	SAM 30	Nevada	Humboldt			1996-5272	37N	35E	22	MDB&M
743829	SAM 31	Nevada	Humboldt			1996-5273	37N	35E	22	MDB&M
743830	SAM 32	Nevada	Humboldt			1996-5274	37N	35E	22	MDB&M
743831	SAM 33	Nevada	Humboldt			1996-5275	37N	35E	22	MDB&M
743832	SAM 34	Nevada	Humboldt			1996-5276	37N	35E	22	MDB&M
743833	SAM 35	Nevada	Humboldt			1996-5277	37N	35E	22	MDB&M
743834	SAM 36	Nevada	Humboldt			1996-5278	37N	35E	22	MDB&M
743835	SAM 37	Nevada	Humboldt			1996-5279	37N	35E	22	MDB&M
743836	SAM 38	Nevada	Humboldt			1996-5280	37N	35E	22	MDB&M
743837	SAM 39	Nevada	Humboldt			1996-5281	37N	35E	22	MDB&M
743838	SAM 40	Nevada	Humboldt			1996-5282	37N	35E	22	MDB&M
743839	SAM 41	Nevada	Humboldt			1996-5283	37N	35E	22	MDB&M
743840	SAM 42	Nevada	Humboldt			1996-5284	37N	35E	14	MDB&M
743841	SAM 43	Nevada	Humboldt			1996-5285	37N	35E	14,15	MDB&M
743842	SAM 44	Nevada	Humboldt			1996-5286	37N	35E	14	MDB&M
743843	SAM 45	Nevada	Humboldt			1996-5287	37N	35E	14,15	MDB&M
743844	SAM 46	Nevada	Humboldt			1996-5288	37N	35E	14	MDB&M
743845	SAM 47	Nevada	Humboldt			1996-5289	37N	35E	14,15	MDB&M
743846	SAM 48	Nevada	Humboldt			1996-5290	37N	35E	14	MDB&M
743847	SAM 49	Nevada	Humboldt			1996-5291	37N	35E	14,15	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
743848	SAM 50	Nevada	Humboldt			1996-5292	37N	35E	14	MDB&M
743849	SAM 51	Nevada	Humboldt			1996-5293	37N	35E	14,15	MDB&M
743850	SAM 52	Nevada	Humboldt			1996-5294	37N	35E	14	MDB&M
743851	SAM 53	Nevada	Humboldt			1996-5295	37N	35E	14,15	MDB&M
743852	SAM 54	Nevada	Humboldt			1996-5296	37N	35E	14	MDB&M
743853	SAM 55	Nevada	Humboldt			1996-5297	37N	35E	14,15	MDB&M
743854	SAM 56	Nevada	Humboldt			1996-5298	37N	35E	14	MDB&M
743855	SAM 57	Nevada	Humboldt			1996-5299	37N	35E	14,15	MDB&M
743856	SAM 58	Nevada	Humboldt			1996-5300	37N	35E	14	MDB&M
743857	SAM 59	Nevada	Humboldt			1996-5301	37N	35E	14,15	MDB&M
743858	SAM 60	Nevada	Humboldt			1996-5302	37N	35E	26	MDB&M
743859	SAM 61	Nevada	Humboldt			1996-5303	37N	35E	26	MDB&M
743860	SAM 62	Nevada	Humboldt			1996-5304	37N	35E	26	MDB&M
743861	SAM 63	Nevada	Humboldt			1996-5305	37N	35E	26	MDB&M
743862	SAM 64	Nevada	Humboldt			1996-5306	37N	35E	26	MDB&M
743863	SAM 65	Nevada	Humboldt			1996-5307	37N	35E	26	MDB&M
743864	SAM 66	Nevada	Humboldt			1996-5308	37N	35E	26	MDB&M
743865	SAM 67	Nevada	Humboldt			1996-5309	37N	35E	26	MDB&M
743866	SAM 68	Nevada	Humboldt			1996-5310	37N	35E	26	MDB&M
743867	SAM 69	Nevada	Humboldt			1996-5311	37N	35E	26	MDB&M
743868	SAM 70	Nevada	Humboldt			1996-5312	37N	35E	26	MDB&M
743869	SAM 71	Nevada	Humboldt			1996-5313	37N	35E	26	MDB&M
743870	SAM 72	Nevada	Humboldt			1996-5314	37N	35E	26	MDB&M
743871	SAM 73	Nevada	Humboldt			1996-5315	37N	35E	26	MDB&M
743872	SAM 74	Nevada	Humboldt			1996-5316	37N	35E	26	MDB&M
743873	SAM 75	Nevada	Humboldt			1996-5317	37N	35E	26	MDB&M
743874	SAM 76	Nevada	Humboldt			1996-5318	37N	35E	26	MDB&M
743875	SAM 77	Nevada	Humboldt			1996-5319	37N	35E	26	MDB&M
743876	SAM 78	Nevada	Humboldt			1996-5320	37N	35E	26	MDB&M
743877	SAM 79	Nevada	Humboldt			1996-5321	37N	35E	26	MDB&M
743878	SAM 80	Nevada	Humboldt			1996-5322	37N	35E	26	MDB&M
743879	SAM 81	Nevada	Humboldt			1996-5323	37N	35E	26	MDB&M
743880	SAM 82	Nevada	Humboldt			1996-5324	37N	35E	26	MDB&M
743881	SAM 83	Nevada	Humboldt			1996-5325	37N	35E	26	MDB&M
743882	SAM 84	Nevada	Humboldt			1996-5326	37N	35E	26	MDB&M
743883	SAM 85	Nevada	Humboldt			1996-5327	37N	35E	26	MDB&M
743884	SAM 86	Nevada	Humboldt			1996-5328	37N	35E	26	MDB&M
743885	SAM 87	Nevada	Humboldt			1996-5329	37N	35E	26	MDB&M
743886	SAM 88	Nevada	Humboldt			1996-5330	37N	35E	26	MDB&M
743887	SAM 89	Nevada	Humboldt			1996-5331	37N	35E	26	MDB&M
743888	SAM 90	Nevada	Humboldt			1996-5332	37N	35E	26	MDB&M
743889	SAM 91	Nevada	Humboldt			1996-5333	37N	35E	26	MDB&M
743890	SAM 92	Nevada	Humboldt			1996-5334	37N	35E	26	MDB&M
743891	SAM 93	Nevada	Humboldt			1996-5335	37N	35E	26	MDB&M
743892	SAM 94	Nevada	Humboldt			1996-5336	37N	35E	26	MDB&M
743893	SAM 95	Nevada	Humboldt			1996-5337	37N	35E	26	MDB&M
743894	SAM 96	Nevada	Humboldt			1996-5338	37N	35E	14	MDB&M
743895	SAM 97	Nevada	Humboldt			1996-5339	37N	35E	14	MDB&M
743896	SAM 98	Nevada	Humboldt			1996-5340	37N	35E	14	MDB&M
743897	SAM 99	Nevada	Humboldt			1996-5341	37N	35E	14	MDB&M
743898	SAM 100	Nevada	Humboldt			1996-5342	36N	36E	30	MDB&M
743899	SAM 101	Nevada	Humboldt			1996-5343	36N	36E	30	MDB&M
743900	SAM 102	Nevada	Humboldt			1996-5344	36N	36E	30	MDB&M
743901	SAM 103	Nevada	Humboldt			1996-5345	36N	36E	30	MDB&M
743902	SAM 104	Nevada	Humboldt			1996-5346	36N	36E	30	MDB&M
743903	SAM 105	Nevada	Humboldt			1996-5347	36N	36E	30	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
743904	SAM 106	Nevada	Humboldt			1996-5348	36N	36E	30	MDB&M
743905	SAM 107	Nevada	Humboldt			1996-5349	36N	36E	30	MDB&M
743906	SAM 108	Nevada	Humboldt			1996-5350	36N	36E	30	MDB&M
743907	SAM 109	Nevada	Humboldt			1996-5351	36N	36E	30	MDB&M
743908	SAM 110	Nevada	Humboldt			1996-5352	36N	36E	30	MDB&M
743909	SAM 111	Nevada	Humboldt			1996-5353	36N	36E	30	MDB&M
743910	SAM 112	Nevada	Humboldt			1996-5354	36N	36E	30	MDB&M
743911	SAM 113	Nevada	Humboldt			1996-5355	36N	36E	30	MDB&M
743912	SAM 114	Nevada	Humboldt			1996-5356	36N	36E	30	MDB&M
743913	SAM 115	Nevada	Humboldt			1996-5357	36N	36E	30	MDB&M
743914	SAM 116	Nevada	Humboldt			1996-5358	36N	36E	30	MDB&M
743915	SAM 117	Nevada	Humboldt			1996-5359	36N	36E	30	MDB&M
743916	SAM 118	Nevada	Humboldt			1996-5360	36N	36E	20	MDB&M
743917	SAM 119	Nevada	Humboldt			1996-5361	36N	36E	20	MDB&M
743918	SAM 120	Nevada	Humboldt			1996-5362	36N	36E	20	MDB&M
743919	SAM 121	Nevada	Humboldt			1996-5363	36N	36E	20	MDB&M
743920	SAM 122	Nevada	Humboldt			1996-5364	36N	36E	20	MDB&M
743921	SAM 123	Nevada	Humboldt			1996-5365	36N	36E	20	MDB&M
743922	SAM 124	Nevada	Humboldt			1996-5366	36N	36E	20	MDB&M
743923	SAM 125	Nevada	Humboldt			1996-5367	36N	36E	20	MDB&M
743924	SAM 126	Nevada	Humboldt			1996-5368	36N	36E	20	MDB&M
743925	SAM 127	Nevada	Humboldt			1996-5369	36N	36E	20	MDB&M
743926	SAM 128	Nevada	Humboldt			1996-5370	36N	36E	20	MDB&M
743927	SAM 129	Nevada	Humboldt			1996-5371	36N	36E	20	MDB&M
743928	SAM 130	Nevada	Humboldt			1996-5372	36N	36E	20	MDB&M
743929	SAM 131	Nevada	Humboldt			1996-5373	36N	36E	20	MDB&M
743930	SAM 132	Nevada	Humboldt			1996-5374	36N	36E	20	MDB&M
743931	SAM 133	Nevada	Humboldt			1996-5375	36N	36E	20	MDB&M
743932	SAM 134	Nevada	Humboldt			1996-5376	36N	36E	20	MDB&M
743933	SAM 135	Nevada	Humboldt			1996-5377	36N	36E	20	MDB&M
743934	SAM 136	Nevada	Humboldt			1996-5378	36N	36E	8	MDB&M
743935	SAM 137	Nevada	Humboldt			1996-5379	36N	36E	8	MDB&M
743936	SAM 138	Nevada	Humboldt			1996-5380	36N	36E	8	MDB&M
743937	SAM 139	Nevada	Humboldt			1996-5381	36N	36E	8	MDB&M
743938	SAM 140	Nevada	Humboldt			1996-5382	36N	36E	8	MDB&M
743939	SAM 141	Nevada	Humboldt			1996-5383	36N	36E	8	MDB&M
743940	SAM 142	Nevada	Humboldt			1996-5384	36N	36E	8	MDB&M
743941	SAM 143	Nevada	Humboldt			1996-5385	36N	36E	8	MDB&M
743942	SAM 144	Nevada	Humboldt			1996-5386	36N	36E	8	MDB&M
743943	SAM 145	Nevada	Humboldt			1996-5387	36N	36E	8	MDB&M
743944	SAM 146	Nevada	Humboldt			1996-5388	36N	36E	8	MDB&M
743945	SAM 147	Nevada	Humboldt			1996-5389	36N	36E	8	MDB&M
743946	SAM 148	Nevada	Humboldt			1996-5390	36N	36E	8	MDB&M
743947	SAM 149	Nevada	Humboldt			1996-5391	36N	36E	8	MDB&M
743948	SAM 150	Nevada	Humboldt			1996-5392	36N	36E	8	MDB&M
743949	SAM 151	Nevada	Humboldt			1996-5393	36N	36E	8	MDB&M
743950	SAM 152	Nevada	Humboldt			1996-5394	36N	36E	8	MDB&M
743951	SAM 153	Nevada	Humboldt			1996-5395	36N	36E	8	MDB&M
743952	SAM 154	Nevada	Humboldt			1996-5396	37N	36E	32	MDB&M
743953	SAM 155	Nevada	Humboldt			1996-5397	37N	36E	32	MDB&M
743954	SAM 156	Nevada	Humboldt			1996-5398	37N	36E	32	MDB&M
743955	SAM 157	Nevada	Humboldt			1996-5399	37N	36E	32	MDB&M
743956	SAM 158	Nevada	Humboldt			1996-5400	37N	36E	32	MDB&M
743957	SAM 159	Nevada	Humboldt			1996-5401	37N	36E	32	MDB&M
743958	SAM 160	Nevada	Humboldt			1996-5402	37N	36E	32	MDB&M
743959	SAM 161	Nevada	Humboldt			1996-5403	37N	36E	32	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
743960	SAM 162	Nevada	Humboldt			1996-5404	37N	36E	32	MDB&M
743961	SAM 163	Nevada	Humboldt			1996-5405	37N	36E	32	MDB&M
743962	SAM 164	Nevada	Humboldt			1996-5406	37N	36E	32	MDB&M
743963	SAM 165	Nevada	Humboldt			1996-5407	37N	36E	32	MDB&M
743964	SAM 166	Nevada	Humboldt			1996-5408	37N	36E	32	MDB&M
743965	SAM 167	Nevada	Humboldt			1996-5409	37N	36E	32	MDB&M
743966	SAM 168	Nevada	Humboldt			1996-5410	37N	36E	30	MDB&M
743967	SAM 169	Nevada	Humboldt			1996-5411	37N	36E	30	MDB&M
743968	SAM 170	Nevada	Humboldt			1996-5412	37N	36E	30	MDB&M
743969	SAM 171	Nevada	Humboldt			1996-5413	37N	36E	30	MDB&M
743970	SAM 172	Nevada	Humboldt			1996-5414	37N	36E	30	MDB&M
743971	SAM 173	Nevada	Humboldt			1996-5415	37N	36E	30	MDB&M
743972	SAM 174	Nevada	Humboldt			1996-5416	37N	36E	30	MDB&M
743973	SAM 175	Nevada	Humboldt			1996-5417	37N	36E	30	MDB&M
743974	SAM 176	Nevada	Humboldt			1996-5418	37N	36E	30	MDB&M
743975	SAM 177	Nevada	Humboldt			1996-5419	37N	36E	30	MDB&M
743976	SAM 178	Nevada	Humboldt			1996-5420	37N	36E	30	MDB&M
743977	SAM 179	Nevada	Humboldt			1996-5421	37N	36E	30	MDB&M
743978	SAM 180	Nevada	Humboldt			1996-5422	37N	36E	30	MDB&M
743979	SAM 181	Nevada	Humboldt			1996-5423	37N	36E	30	MDB&M
743980	SAM 182	Nevada	Humboldt			1996-5424	37N	36E	30	MDB&M
743981	SAM 183	Nevada	Humboldt			1996-5425	37N	36E	30	MDB&M
743982	SAM 184	Nevada	Humboldt			1996-5426	37N	36E	30	MDB&M
743983	SAM 185	Nevada	Humboldt			1996-5427	37N	36E	30	MDB&M
743984	SAM 186	Nevada	Humboldt			1996-5428	37N	36E	30	MDB&M
743985	SAM 187	Nevada	Humboldt			1996-5429	37N	36E	30	MDB&M
743986	SAM 188	Nevada	Humboldt			1996-5430	37N	36E	30	MDB&M
743987	SAM 189	Nevada	Humboldt			1996-5431	37N	36E	30	MDB&M
743988	SAM 190	Nevada	Humboldt			1996-5432	37N	36E	30	MDB&M
743989	SAM 191	Nevada	Humboldt			1996-5433	37N	36E	30	MDB&M
743990	SAM 192	Nevada	Humboldt			1996-5434	37N	36E	30	MDB&M
743991	SAM 193	Nevada	Humboldt			1996-5435	37N	36E	30	MDB&M
743992	SAM 194	Nevada	Humboldt			1996-5436	37N	36E	30	MDB&M
743993	SAM 195	Nevada	Humboldt			1996-5437	37N	36E	30	MDB&M
743994	SAM 196	Nevada	Humboldt			1996-5438	37N	36E	30	MDB&M
743995	SAM 197	Nevada	Humboldt			1996-5439	37N	36E	30	MDB&M
743996	SAM 198	Nevada	Humboldt			1996-5440	37N	36E	30	MDB&M
743997	SAM 199	Nevada	Humboldt			1996-5441	37N	36E	30	MDB&M
743998	SAM 200	Nevada	Humboldt			1996-5442	37N	36E	30	MDB&M
743999	SAM 201	Nevada	Humboldt			1996-5443	37N	36E	30	MDB&M
744000	SAM 202	Nevada	Humboldt			1996-5444	37N	36E	30	MDB&M
744001	SAM 203	Nevada	Humboldt			1996-5445	37N	36E	30	MDB&M
853647	SAN 1	Nevada	Humboldt			2003-6027	37N	35E	24	MDB&M
853648	SAN 2	Nevada	Humboldt			2003-6028	37N	35E	24	MDB&M
853649	SAN 3	Nevada	Humboldt			2003-6029	37N	35E	24	MDB&M
853650	SAN 4	Nevada	Humboldt			2003-6030	37N	35E	24	MDB&M
853651	SAN 5	Nevada	Humboldt			2003-6031	37N	35E	24	MDB&M
853652	SAN 6	Nevada	Humboldt			2003-6032	37N	35E	24	MDB&M
853653	SAN 7	Nevada	Humboldt			2003-6033	37N	35E	24	MDB&M
853654	SAN 8	Nevada	Humboldt			2003-6034	37N	35E	24	MDB&M
853655	SAN 9	Nevada	Humboldt			2003-6035	37N	35E	24	MDB&M
853656	SAN 10	Nevada	Humboldt			2003-6036	37N	35E	24	MDB&M
853657	SAN 11	Nevada	Humboldt			2003-6037	37N	35E	24	MDB&M
853658	SAN 12	Nevada	Humboldt			2003-6038	37N	35E	24	MDB&M
853659	SAN 13	Nevada	Humboldt			2003-6039	37N	35E	24	MDB&M
853660	SAN 14	Nevada	Humboldt			2003-6040	37N	35E	24	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
853661	SAN 15	Nevada	Humboldt			2003-6041	37N	35E	24	MDB&M
853662	SAN 16	Nevada	Humboldt			2003-6042	37N	35E	24	MDB&M
853663	SAN 17	Nevada	Humboldt			2003-6043	37N	35E	24	MDB&M
853664	SAN 18	Nevada	Humboldt			2003-6044	37N	35E	24	MDB&M
853665	SAN 21	Nevada	Humboldt			2003-6045	37N	36E	20	MDB&M
853666	SAN 22	Nevada	Humboldt			2003-6046	37N	36E	20	MDB&M
853667	SAN 23	Nevada	Humboldt			2003-6047	37N	36E	20	MDB&M
853668	SAN 24	Nevada	Humboldt			2003-6048	37N	36E	20	MDB&M
853669	SAN 25	Nevada	Humboldt			2003-6049	37N	36E	20	MDB&M
853670	SAN 26	Nevada	Humboldt			2003-6050	37N	36E	20	MDB&M
853671	SAN 27	Nevada	Humboldt			2003-6051	37N	36E	20	MDB&M
853672	SAN 28	Nevada	Humboldt			2003-6052	37N	36E	20	MDB&M
853673	SAN 29	Nevada	Humboldt			2003-6053	37N	36E	20	MDB&M
853674	SAN 30	Nevada	Humboldt			2003-6054	37N	36E	20	MDB&M
853675	SAN 31	Nevada	Humboldt			2003-6055	37N	36E	20	MDB&M
853676	SAN 32	Nevada	Humboldt			2003-6056	37N	36E	20	MDB&M
853677	SAN 33	Nevada	Humboldt			2003-6057	37N	36E	20	MDB&M
853678	SAN 34	Nevada	Humboldt			2003-6058	37N	36E	20	MDB&M
853679	SAN 35	Nevada	Humboldt			2003-6059	37N	36E	20	MDB&M
853680	SAN 36	Nevada	Humboldt			2003-6060	37N	36E	20	MDB&M
853681	SAN 37	Nevada	Humboldt			2003-6061	37N	36E	20	MDB&M
853682	SAN 38	Nevada	Humboldt			2003-6062	37N	36E	20	MDB&M
853683	SAN 39	Nevada	Humboldt			2003-6063	37N	36E	20	MDB&M
853684	SAN 40	Nevada	Humboldt			2003-6064	37N	36E	20	MDB&M
853685	SAN 41	Nevada	Humboldt			2003-6065	37N	36E	20	MDB&M
853686	SAN 42	Nevada	Humboldt			2003-6066	37N	36E	20	MDB&M
853687	SAN 43	Nevada	Humboldt			2003-6067	37N	36E	20	MDB&M
853688	SAN 44	Nevada	Humboldt			2003-6068	37N	36E	20	MDB&M
853689	SAN 45	Nevada	Humboldt			2003-6069	37N	36E	20	MDB&M
853690	SAN 46	Nevada	Humboldt			2003-6070	37N	36E	20	MDB&M
853691	SAN 47	Nevada	Humboldt			2003-6071	37N	36E	20	MDB&M
853692	SAN 48	Nevada	Humboldt			2003-6072	37N	36E	20	MDB&M
853693	SAN 49	Nevada	Humboldt			2003-6073	37N	36E	20	MDB&M
853694	SAN 50	Nevada	Humboldt			2003-6074	37N	36E	20	MDB&M
853695	SAN 51	Nevada	Humboldt			2003-6075	37N	36E	20	MDB&M
853696	SAN 52	Nevada	Humboldt			2003-6076	37N	36E	20	MDB&M
853697	SAN 53	Nevada	Humboldt			2003-6077	37N	36E	20	MDB&M
853698	SAN 54	Nevada	Humboldt			2003-6078	37N	36E	20	MDB&M
853699	SAN 55	Nevada	Humboldt			2003-6079	37N	36E	20	MDB&M
853700	SAN 56	Nevada	Humboldt			2003-6080	37N	36E	20	MDB&M
853701	SAN 61	Nevada	Humboldt			2003-6012	36N	36E	6	MDB&M
853702	SAN 62	Nevada	Humboldt			2003-6013	36N	36E	6	MDB&M
853703	SAN 63	Nevada	Humboldt			2003-6014	36N	36E	6	MDB&M
853704	SAN 64	Nevada	Humboldt			2003-6015	36N	36E	6	MDB&M
853705	SAN 65	Nevada	Humboldt			2003-6016	36N	36E	6	MDB&M
853706	SAN 66	Nevada	Humboldt			2003-6017	36N	36E	6	MDB&M
853707	SAN 67	Nevada	Humboldt			2003-6018	36N	36E	6	MDB&M
853708	SAN 68	Nevada	Humboldt			2003-6019	36N	36E	6	MDB&M
853709	SAN 69	Nevada	Humboldt			2003-6020	36N	36E	6	MDB&M
853710	SAN 70	Nevada	Humboldt			2003-6021	36N	36E	6	MDB&M
853711	SAN 72	Nevada	Humboldt			2003-6022	36N	36E	6	MDB&M
853712	SAN 74	Nevada	Humboldt			2003-6023	36N	36E	6	MDB&M
853713	SAN 76	Nevada	Humboldt			2003-6024	36N	36E	6	MDB&M
853714	SAN 78	Nevada	Humboldt			2003-6025	36N	36E	6	MDB&M
853715	SAN 80	Nevada	Humboldt			2003-6026	36N	36E	6	MDB&M
858381	SAN 81	Nevada	Humboldt			2003-7587	36N	35E	12	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
858382	SAN 82	Nevada	Humboldt			2003-7588	36N	35E	12	MDB&M
858383	SAN 83	Nevada	Humboldt			2003-7589	36N	35E	12	MDB&M
858384	SAN 84	Nevada	Humboldt			2003-7590	36N	35E	12	MDB&M
858385	SAN 85	Nevada	Humboldt			2003-7591	36N	35E	12	MDB&M
858386	SAN 86	Nevada	Humboldt			2003-7592	36N	35E	12	MDB&M
858387	SAN 87	Nevada	Humboldt			2003-7593	36N	35E	12	MDB&M
858388	SAN 88	Nevada	Humboldt			2003-7594	36N	35E	12	MDB&M
858389	SAN 89	Nevada	Humboldt			2003-7595	36N	35E	12	MDB&M
858390	SAN 90	Nevada	Humboldt			2003-7596	36N	35E	12	MDB&M
858391	SAN 91	Nevada	Humboldt			2003-7597	36N	35E	12	MDB&M
858392	SAN 92	Nevada	Humboldt			2003-7598	36N	35E	12	MDB&M
858393	SAN 93	Nevada	Humboldt			2003-7599	36N	35E	12	MDB&M
858394	SAN 94	Nevada	Humboldt			2003-7600	36N	35E	12	MDB&M
858395	SAN 95	Nevada	Humboldt			2003-7601	36N	35E	12	MDB&M
858396	SAN 96	Nevada	Humboldt			2003-7602	36N	35E	12	MDB&M
858397	SAN 97	Nevada	Humboldt			2003-7603	36N	35E	12	MDB&M
858398	SAN 98	Nevada	Humboldt			2003-7604	36N	35E	12	MDB&M
858399	SAN 99	Nevada	Humboldt			2003-7605	36N	35E	12	MDB&M
858400	SAN 100	Nevada	Humboldt			2003-7606	36N	35E	12	MDB&M
858401	SAN 102	Nevada	Humboldt			2003-7608	36N	35E	12	MDB&M
858402	SAN 103	Nevada	Humboldt			2003-7609	36N	35E	12	MDB&M
858403	SAN 104	Nevada	Humboldt			2003-7610	36N	35E	12	MDB&M
858404	SAN 105	Nevada	Humboldt			2003-7611	36N	35E	12	MDB&M
858405	SAN 106	Nevada	Humboldt			2003-7612	36N	35E	12	MDB&M
858406	SAN 107	Nevada	Humboldt			2003-7613	36N	35E	12	MDB&M
858407	SAN 108	Nevada	Humboldt			2003-7614	36N	35E	12	MDB&M
858408	SAN 109	Nevada	Humboldt			2003-7615	36N	35E	12	MDB&M
858409	SAN 110	Nevada	Humboldt			2003-7616	36N	35E	12	MDB&M
858410	SAN 111	Nevada	Humboldt			2003-7617	36N	35E	12	MDB&M
858411	SAN 112	Nevada	Humboldt			2003-7618	36N	35E	12	MDB&M
858412	SAN 113	Nevada	Humboldt			2003-7619	36N	35E	12	MDB&M
858413	SAN 114	Nevada	Humboldt			2003-7620	36N	35E	12	MDB&M
858414	SAN 115	Nevada	Humboldt			2003-7621	36N	35E	12	MDB&M
858415	SAN 116	Nevada	Humboldt			2003-7622	36N	35E	12	MDB&M
858416	SAN 117	Nevada	Humboldt			2003-7624	37N	35E	36	MDB&M
858417	SAN 118	Nevada	Humboldt			2003-7625	37N	35E	36	MDB&M
858418	SAN 119	Nevada	Humboldt			2003-7626	37N	35E	36	MDB&M
858419	SAN 120	Nevada	Humboldt			2003-7627	37N	35E	36	MDB&M
858420	SAN 121	Nevada	Humboldt			2003-7628	37N	35E	36	MDB&M
858421	SAN 122	Nevada	Humboldt			2003-7629	37N	35E	36	MDB&M
858422	SAN 123	Nevada	Humboldt			2003-7630	37N	35E	36	MDB&M
858423	SAN 124	Nevada	Humboldt			2003-7631	37N	35E	36	MDB&M
858424	SAN 125	Nevada	Humboldt			2003-7632	37N	35E	36	MDB&M
858425	SAN 126	Nevada	Humboldt			2003-7633	37N	35E	36	MDB&M
858426	SAN 127	Nevada	Humboldt			2003-7634	37N	35E	36	MDB&M
858427	SAN 128	Nevada	Humboldt			2003-7635	37N	35E	36	MDB&M
858428	SAN 129	Nevada	Humboldt			2003-7636	37N	35E	36	MDB&M
858429	SAN 130	Nevada	Humboldt			2003-7637	37N	35E	36	MDB&M
858430	SAN 131	Nevada	Humboldt			2003-7638	37N	35E	36	MDB&M
858431	SAN 132	Nevada	Humboldt			2003-7639	37N	35E	36	MDB&M
858432	SAN 133	Nevada	Humboldt			2003-7640	37N	35E	36	MDB&M
858433	SAN 134	Nevada	Humboldt			2003-7641	37N	35E	36	MDB&M
858434	SAN 135	Nevada	Humboldt			2003-7642	37N	35E	36	MDB&M
858435	SAN 136	Nevada	Humboldt			2003-7643	37N	35E	36	MDB&M
864733	SAN 101	Nevada	Humboldt			2003-7607	36N	35E	12	MDB&M
864734	SAN 141	Nevada	Humboldt			2004-1608	36N	36E	18	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
864735	SAN 142	Nevada	Humboldt			2004-1609	36N	36E	18	MDB&M
864736	SAN 143	Nevada	Humboldt			2004-1610	36N	36E	18	MDB&M
864737	SAN 144	Nevada	Humboldt			2004-1611	36N	36E	18	MDB&M
864738	SAN 145	Nevada	Humboldt			2004-1612	36N	36E	18	MDB&M
864739	SAN 146	Nevada	Humboldt			2004-1613	36N	36E	18	MDB&M
864740	SAN 147	Nevada	Humboldt			2004-1614	36N	36E	18	MDB&M
864741	SAN 148	Nevada	Humboldt			2004-1615	36N	36E	18	MDB&M
864742	SAN 149	Nevada	Humboldt			2004-1616	36N	36E	18	MDB&M
864743	SAN 150	Nevada	Humboldt			2004-1617	36N	36E	18	MDB&M
864744	SAN 151	Nevada	Humboldt			2004-1618	36N	36E	18	MDB&M
864745	SAN 152	Nevada	Humboldt			2004-1619	36N	36E	18	MDB&M
864746	SAN 153	Nevada	Humboldt			2004-1620	36N	36E	18	MDB&M
864747	SAN 154	Nevada	Humboldt			2004-1621	36N	36E	18	MDB&M
864748	SAN 155	Nevada	Humboldt			2004-1622	36N	36E	18	MDB&M
864749	SAN 156	Nevada	Humboldt			2004-1623	36N	36E	18	MDB&M
864750	SAN 157	Nevada	Humboldt			2004-1624	36N	36E	18	MDB&M
864751	SAN 158	Nevada	Humboldt			2004-1625	36N	36E	18	MDB&M
864752	SAN 159	Nevada	Humboldt			2004-1626	36N	36E	18	MDB&M
864753	SAN 160	Nevada	Humboldt			2004-1627	36N	36E	18	MDB&M
864754	SAN 161	Nevada	Humboldt			2004-1628	36N	36E	18	MDB&M
864755	SAN 162	Nevada	Humboldt			2004-1629	36N	36E	18	MDB&M
864756	SAN 163	Nevada	Humboldt			2004-1630	36N	36E	18	MDB&M
864757	SAN 164	Nevada	Humboldt			2004-1631	36N	36E	18	MDB&M
864758	SAN 165	Nevada	Humboldt			2004-1632	36N	36E	18	MDB&M
864759	SAN 166	Nevada	Humboldt			2004-1633	36N	36E	18	MDB&M
864760	SAN 167	Nevada	Humboldt			2004-1634	36N	36E	18	MDB&M
864761	SAN 168	Nevada	Humboldt			2004-1635	36N	36E	18	MDB&M
864762	SAN 169	Nevada	Humboldt			2004-1636	36N	36E	18	MDB&M
864763	SAN 170	Nevada	Humboldt			2004-1637	36N	36E	18	MDB&M
864764	SAN 171	Nevada	Humboldt			2004-1638	36N	36E	18	MDB&M
864765	SAN 172	Nevada	Humboldt			2004-1639	36N	36E	18	MDB&M
864766	SAN 173	Nevada	Humboldt			2004-1640	36N	36E	18	MDB&M
864767	SAN 174	Nevada	Humboldt			2004-1641	36N	36E	18	MDB&M
864768	SAN 175	Nevada	Humboldt			2004-1642	36N	36E	18	MDB&M
864769	SAN 176	Nevada	Humboldt			2004-1643	36N	36E	18	MDB&M
864770	SAN 181	Nevada	Humboldt			2004-1589	36N	35E	34	MDB&M
864771	SAN 182	Nevada	Humboldt			2004-1590	36N	35E	34	MDB&M
864772	SAN 183	Nevada	Humboldt			2004-1591	36N	35E	34	MDB&M
864773	SAN 184	Nevada	Humboldt			2004-1592	36N	35E	34	MDB&M
864774	SAN 185	Nevada	Humboldt			2004-1593	36N	35E	34	MDB&M
864775	SAN 186	Nevada	Humboldt			2004-1594	36N	35E	34	MDB&M
864776	SAN 187	Nevada	Humboldt			2004-1595	36N	35E	34	MDB&M
864777	SAN 188	Nevada	Humboldt			2004-1596	36N	35E	34	MDB&M
864778	SAN 189	Nevada	Humboldt			2004-1597	36N	35E	34	MDB&M
864779	SAN 190	Nevada	Humboldt			2004-1598	36N	35E	34	MDB&M
864780	SAN 191	Nevada	Humboldt			2004-1599	36N	35E	34	MDB&M
864781	SAN 192	Nevada	Humboldt			2004-1600	36N	35E	34	MDB&M
864782	SAN 193	Nevada	Humboldt			2004-1601	36N	35E	34	MDB&M
864783	SAN 194	Nevada	Humboldt			2004-1602	36N	35E	34	MDB&M
864784	SAN 195	Nevada	Humboldt			2004-1603	36N	35E	34	MDB&M
864785	SAN 196	Nevada	Humboldt			2004-1604	36N	35E	34	MDB&M
864786	SAN 197	Nevada	Humboldt			2004-1605	36N	35E	34	MDB&M
864787	SAN 198	Nevada	Humboldt			2004-1606	36N	35E	34	MDB&M
864788	SAN 221	Nevada	Humboldt			2004-1552	37N	36E	18	MDB&M
864789	SAN 222	Nevada	Humboldt			2004-1553	37N	36E	18	MDB&M
864790	SAN 223	Nevada	Humboldt			2004-1554	37N	36E	18	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
864791	SAN 224	Nevada	Humboldt			2004-1555	37N	36E	18	MDB&M
864792	SAN 225	Nevada	Humboldt			2004-1556	37N	36E	18	MDB&M
864793	SAN 226	Nevada	Humboldt			2004-1557	37N	36E	18	MDB&M
864794	SAN 227	Nevada	Humboldt			2004-1558	37N	36E	18	MDB&M
864795	SAN 228	Nevada	Humboldt			2004-1559	37N	36E	18	MDB&M
864796	SAN 229	Nevada	Humboldt			2004-1560	37N	36E	18	MDB&M
864797	SAN 230	Nevada	Humboldt			2004-1561	37N	36E	18	MDB&M
864798	SAN 231	Nevada	Humboldt			2004-1562	37N	36E	18	MDB&M
864799	SAN 232	Nevada	Humboldt			2004-1563	37N	36E	18	MDB&M
864800	SAN 233	Nevada	Humboldt			2004-1564	37N	36E	18	MDB&M
864801	SAN 234	Nevada	Humboldt			2004-1565	37N	36E	18	MDB&M
864802	SAN 235	Nevada	Humboldt			2004-1566	37N	36E	18	MDB&M
864803	SAN 236	Nevada	Humboldt			2004-1567	37N	36E	18	MDB&M
864804	SAN 237	Nevada	Humboldt			2004-1568	37N	36E	18	MDB&M
864805	SAN 238	Nevada	Humboldt			2004-1569	37N	36E	18	MDB&M
864806	SAN 239	Nevada	Humboldt			2004-1570	37N	36E	18	MDB&M
864807	SAN 240	Nevada	Humboldt			2004-1571	37N	36E	18	MDB&M
864808	SAN 241	Nevada	Humboldt			2004-1572	37N	36E	18	MDB&M
864809	SAN 242	Nevada	Humboldt			2004-1573	37N	36E	18	MDB&M
864810	SAN 243	Nevada	Humboldt			2004-1574	37N	36E	18	MDB&M
864811	SAN 244	Nevada	Humboldt			2004-1575	37N	36E	18	MDB&M
864812	SAN 245	Nevada	Humboldt			2004-1576	37N	36E	18	MDB&M
864813	SAN 246	Nevada	Humboldt			2004-1577	37N	36E	18	MDB&M
864814	SAN 247	Nevada	Humboldt			2004-1578	37N	36E	18	MDB&M
864815	SAN 248	Nevada	Humboldt			2004-1579	37N	36E	18	MDB&M
864816	SAN 249	Nevada	Humboldt			2004-1580	37N	36E	18	MDB&M
864817	SAN 250	Nevada	Humboldt			2004-1581	37N	36E	18	MDB&M
864818	SAN 251	Nevada	Humboldt			2004-1582	37N	36E	18	MDB&M
864819	SAN 252	Nevada	Humboldt			2004-1583	37N	36E	18	MDB&M
864820	SAN 253	Nevada	Humboldt			2004-1584	37N	36E	18	MDB&M
864821	SAN 254	Nevada	Humboldt			2004-1585	37N	36E	18	MDB&M
864822	SAN 255	Nevada	Humboldt			2004-1586	37N	36E	18	MDB&M
864823	SAN 256	Nevada	Humboldt			2004-1587	37N	36E	18	MDB&M
864824	SAN 261	Nevada	Humboldt			2004-1543	37N	35E	12	MDB&M
864825	SAN 262	Nevada	Humboldt			2004-1544	37N	35E	12	MDB&M
864826	SAN 263	Nevada	Humboldt			2004-1545	37N	35E	12	MDB&M
864827	SAN 264	Nevada	Humboldt			2004-1546	37N	35E	12	MDB&M
864828	SAN 265	Nevada	Humboldt			2004-1547	37N	35E	12	MDB&M
864829	SAN 266	Nevada	Humboldt			2004-1548	37N	35E	12	MDB&M
864830	SAN 267	Nevada	Humboldt			2004-1549	37N	35E	12	MDB&M
864831	SAN 268	Nevada	Humboldt			2004-1550	37N	35E	12	MDB&M
881172	SAN 269	Nevada	Humboldt			2004-5863	37N	35E	12	MDB&M
881173	SAN 270	Nevada	Humboldt			2004-5864	37N	35E	12	MDB&M
881174	SAN 271	Nevada	Humboldt			2004-5865	37N	35E	12	MDB&M
881175	SAN 272	Nevada	Humboldt			2004-5866	37N	35E	12	MDB&M
881176	SAN 273	Nevada	Humboldt			2004-5867	37N	35E	12	MDB&M
881177	SAN 274	Nevada	Humboldt			2004-5868	37N	35E	12	MDB&M
881178	SAN 275	Nevada	Humboldt			2004-5869	37N	35E	12	MDB&M
881179	SAN 276	Nevada	Humboldt			2004-5870	37N	35E	12	MDB&M
881180	SAN 277	Nevada	Humboldt			2004-5871	37N	35E	12	MDB&M
881181	SAN 278	Nevada	Humboldt			2004-5872	37N	35E	12	MDB&M
881182	SAN 279	Nevada	Humboldt			2004-5873	37N	35E	12	MDB&M
881183	SAN 280	Nevada	Humboldt			2004-5874	37N	35E	12	MDB&M
881184	SAN 281	Nevada	Humboldt			2004-5875	37N	35E	12	MDB&M
881185	SAN 282	Nevada	Humboldt			2004-5876	37N	35E	12	MDB&M
881186	SAN 283	Nevada	Humboldt			2004-5877	37N	35E	12	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
881187	SAN 284	Nevada	Humboldt			2004-5878	37N	35E	12	MDB&M
881188	SAN 285	Nevada	Humboldt			2004-5879	37N	35E	12	MDB&M
881189	SAN 286	Nevada	Humboldt			2004-5880	37N	35E	12	MDB&M
881190	SAN 287	Nevada	Humboldt			2004-5881	37N	35E	12	MDB&M
881191	SAN 288	Nevada	Humboldt			2004-5882	37N	35E	12	MDB&M
881192	SAN 289	Nevada	Humboldt			2004-5883	37N	35E	12	MDB&M
881193	SAN 290	Nevada	Humboldt			2004-5884	37N	35E	12	MDB&M
881194	SAN 291	Nevada	Humboldt			2004-5885	37N	35E	12	MDB&M
881195	SAN 292	Nevada	Humboldt			2004-5886	37N	35E	12	MDB&M
881196	SAN 293	Nevada	Humboldt			2004-5887	37N	35E	12	MDB&M
881197	SAN 294	Nevada	Humboldt			2004-5888	37N	35E	12	MDB&M
881198	SAN 295	Nevada	Humboldt			2004-5889	37N	35E	12	MDB&M
881199	SAN 296	Nevada	Humboldt			2004-5890	37N	35E	12	MDB&M
920215	SAN 297	Nevada	Humboldt			2006-1332	37N	36E	22	MDB&M
920216	SAN 298	Nevada	Humboldt			2006-1333	37N	36E	22	MDB&M
920217	SAN 299	Nevada	Humboldt			2006-1334	37N	36E	22	MDB&M
920218	SAN 300	Nevada	Humboldt			2006-1335	37N	36E	22	MDB&M
920219	SAN 301	Nevada	Humboldt			2006-1336	37N	36E	22	MDB&M
920220	SAN 302	Nevada	Humboldt			2006-1337	37N	36E	22	MDB&M
920221	SAN 303	Nevada	Humboldt			2006-1338	37N	36E	22	MDB&M
920222	SAN 304	Nevada	Humboldt			2006-1339	37N	36E	22	MDB&M
920223	SAN 305	Nevada	Humboldt			2006-1340	37N	36E	22	MDB&M
920224	SAN 306	Nevada	Humboldt			2006-1341	37N	36E	22	MDB&M
920225	SAN 315	Nevada	Humboldt			2006-1342	37N	36E	22	MDB&M
920226	SAN 316	Nevada	Humboldt			2006-1343	37N	36E	22	MDB&M
920227	SAN 317	Nevada	Humboldt			2006-1344	37N	36E	22	MDB&M
920228	SAN 318	Nevada	Humboldt			2006-1345	37N	36E	22	MDB&M
920229	SAN 319	Nevada	Humboldt			2006-1346	37N	36E	22	MDB&M
920230	SAN 320	Nevada	Humboldt			2006-1347	37N	36E	22	MDB&M
920231	SAN 321	Nevada	Humboldt			2006-1348	37N	36E	22	MDB&M
920232	SAN 322	Nevada	Humboldt			2006-1349	37N	36E	22	MDB&M
920233	SAN 323	Nevada	Humboldt			2006-1350	37N	36E	22	MDB&M
920234	SAN 324	Nevada	Humboldt			2006-1351	37N	36E	22	MDB&M
944220	SAM 204	Nevada	Humboldt			2007-302	37N	35E	10	MDB&M
944221	SAM 205	Nevada	Humboldt			2007-303	37N	35E	10	MDB&M
944222	SAM 206	Nevada	Humboldt			2007-304	37N	35E	10	MDB&M
944223	SAM 207	Nevada	Humboldt			2007-305	37N	35E	10	MDB&M
944224	SAM 208	Nevada	Humboldt			2007-306	37N	35E	10	MDB&M
944225	SAM 209	Nevada	Humboldt			2007-307	37N	35E	10	MDB&M
944226	SAM 210	Nevada	Humboldt			2007-308	37N	35E	10	MDB&M
944227	SAM 211	Nevada	Humboldt			2007-309	37N	35E	10	MDB&M
944228	SAM 212	Nevada	Humboldt			2007-310	37N	35E	10	MDB&M
944229	SAM 213	Nevada	Humboldt			2007-311	37N	35E	10	MDB&M
944230	SAM 214	Nevada	Humboldt			2007-312	37N	35E	10	MDB&M
944231	SAM 215	Nevada	Humboldt			2007-313	37N	35E	10	MDB&M
944232	SAM 216	Nevada	Humboldt			2007-314	37N	35E	10	MDB&M
944233	SAM 217	Nevada	Humboldt			2007-315	37N	35E	10	MDB&M
944234	SAM 218	Nevada	Humboldt			2007-316	37N	35E	10	MDB&M
944235	SAM 219	Nevada	Humboldt			2007-317	37N	35E	10	MDB&M
944236	SAM 220	Nevada	Humboldt			2007-318	37N	35E	10	MDB&M
944237	SAM 221	Nevada	Humboldt			2007-319	37N	35E	10	MDB&M
944238	SAM 222	Nevada	Humboldt			2007-320	37N	35E	10	MDB&M
944239	SAM 223	Nevada	Humboldt			2007-321	37N	35E	10	MDB&M
944240	SAM 224	Nevada	Humboldt			2007-322	37N	35E	10	MDB&M
944241	SAM 225	Nevada	Humboldt			2007-323	37N	35E	10	MDB&M
944242	SAM 226	Nevada	Humboldt			2007-324	37N	35E	10	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
944243	SAM 227	Nevada	Humboldt			2007-325	37N	35E	10	MDB&M
944244	SAM 228	Nevada	Humboldt			2007-326	37N	35E	10	MDB&M
944245	SAM 229	Nevada	Humboldt			2007-327	37N	35E	10	MDB&M
944246	SAM 230	Nevada	Humboldt			2007-328	37N	35E	10	MDB&M
944247	SAM 231	Nevada	Humboldt			2007-329	37N	35E	10	MDB&M
944248	SAM 232	Nevada	Humboldt			2007-330	37N	35E	10	MDB&M
944249	SAM 233	Nevada	Humboldt			2007-331	37N	35E	10	MDB&M
944250	SAM 234	Nevada	Humboldt			2007-332	37N	35E	10	MDB&M
944251	SAM 235	Nevada	Humboldt			2007-333	37N	35E	10	MDB&M
944252	SAM 236	Nevada	Humboldt			2007-334	37N	35E	10	MDB&M
944253	SAM 237	Nevada	Humboldt			2007-335	37N	35E	10	MDB&M
944254	SAM 238	Nevada	Humboldt			2007-336	37N	35E	10	MDB&M
944255	SAM 239	Nevada	Humboldt			2007-337	37N	35E	10	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
596889	CTM 1	Nevada	Humboldt	289	445		36N	36E	26	MDB&M
596890	CTM 2	Nevada	Humboldt	289	446		36N	36E	26	MDB&M
596891	CTM 3	Nevada	Humboldt	289	447		36N	36E	26	MDB&M
596892	CTM 4	Nevada	Humboldt	289	448		36N	36E	26	MDB&M
596893	CTM 5	Nevada	Humboldt	289	449		36N	36E	26	MDB&M
596894	CTM 6	Nevada	Humboldt	289	450		36N	36E	26	MDB&M
596895	CTM 7	Nevada	Humboldt	289	451		36N	36E	26	MDB&M
596896	CTM 8	Nevada	Humboldt	289	452		36N	36E	26	MDB&M
596897	CTM 9	Nevada	Humboldt	289	453		36N	36E	26	MDB&M
596898	CTM 10	Nevada	Humboldt	289	454		36N	36E	26	MDB&M
596899	CTM 11	Nevada	Humboldt	289	455		36N	36E	26	MDB&M
596900	CTM 12	Nevada	Humboldt	289	456		36N	36E	26	MDB&M
596901	CTM 13	Nevada	Humboldt	289	457		36N	36E	26	MDB&M
596902	CTM 14	Nevada	Humboldt	289	458		36N	36E	26	MDB&M
596903	CTM 15	Nevada	Humboldt	289	459		36N	36E	26	MDB&M
596904	CTM 16	Nevada	Humboldt	289	460		36N	36E	26	MDB&M
596905	CTM 17	Nevada	Humboldt	289	461		36N	36E	26	MDB&M
596906	CTM 18	Nevada	Humboldt	289	462		36N	36E	26	MDB&M
596907	CTM 19	Nevada	Humboldt	289	463		36N	36E	26	MDB&M
596908	CTM 20	Nevada	Humboldt	289	464		36N	36E	26	MDB&M
596909	CTM 21	Nevada	Humboldt	289	465		36N	36E	26	MDB&M
596910	CTM 22	Nevada	Humboldt	289	466		36N	36E	26	MDB&M
596911	CTM 23	Nevada	Humboldt	289	467		36N	36E	26	MDB&M
596912	CTM 24	Nevada	Humboldt	289	468		36N	36E	26	MDB&M
714018	RD 1	Nevada	Humboldt	341	558		36N	36E	26	MDB&M
714019	RD 2	Nevada	Humboldt	341	559		36N	36E	26	MDB&M
714020	RD 3	Nevada	Humboldt	341	560		36N	36E	26	MDB&M
714021	RD 4	Nevada	Humboldt	341	561		36N	36E	26	MDB&M
714022	RD 5	Nevada	Humboldt	341	562		36N	36E	26	MDB&M
714023	RD 6	Nevada	Humboldt	341	563		36N	36E	26	MDB&M
714024	RD 7	Nevada	Humboldt	341	564		36N	36E	26	MDB&M
714025	RD 8	Nevada	Humboldt	341	565		36N	36E	26	MDB&M
714026	RD 9	Nevada	Humboldt	341	566		36N	36E	26	MDB&M
714027	RD 10	Nevada	Humboldt	341	567		36N	36E	26	MDB&M
714028	RD 11	Nevada	Humboldt	341	568		36N	36E	26	MDB&M
714029	RD 12	Nevada	Humboldt	341	569		36N	36E	22	MDB&M
714030	RD 13	Nevada	Humboldt	341	570		36N	36E	22	MDB&M
714031	RD 14	Nevada	Humboldt	341	571		36N	36E	22	MDB&M
714032	RD 15	Nevada	Humboldt	341	572		36N	36E	22	MDB&M

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
714033	RD 16	Nevada	Humboldt	341	573		36N	36E	22	MDB&M
714034	RD 17	Nevada	Humboldt	341	574		36N	36E	22	MDB&M
714035	RD 18	Nevada	Humboldt	341	575		36N	36E	22	MDB&M
714036	RD 19	Nevada	Humboldt	341	576		36N	36E	22	MDB&M
777626	RDT 1	Nevada	Humboldt			1997-7718	36N	36E	24	MDB&M
777627	RDT 2	Nevada	Humboldt			1997-7719	36N	36E	24	MDB&M
777628	RDT 3	Nevada	Humboldt			1997-7720	36N	36E	24	MDB&M
777629	RDT 4	Nevada	Humboldt			1997-7721	36N	36E	24	MDB&M
777630	RDT 5	Nevada	Humboldt			1997-7722	36N	36E	24	MDB&M
777631	RDT 6	Nevada	Humboldt			1997-7723	36N	36E	24	MDB&M
777632	RDT 7	Nevada	Humboldt			1997-7724	36N	36E	24	MDB&M
777633	RDT 8	Nevada	Humboldt			1997-7725	36N	36E	24	MDB&M
777634	RDT 9	Nevada	Humboldt			1997-7726	36N	36E	24	MDB&M
777635	RDT 10	Nevada	Humboldt			1997-7727	36N	36E	24	MDB&M
777636	RDT 11	Nevada	Humboldt			1997-7728	36N	36E	24	MDB&M
777637	RDT 12	Nevada	Humboldt			1997-7729	36N	36E	24	MDB&M
777638	RDT 13	Nevada	Humboldt			1997-7730	36N	36E	24	MDB&M
777639	RDT 14	Nevada	Humboldt			1997-7731	36N	36E	24	MDB&M
777640	RDT 15	Nevada	Humboldt			1997-7732	36N	36E	24	MDB&M
777641	RDT 16	Nevada	Humboldt			1997-7733	36N	36E	24	MDB&M
777642	RDT 17	Nevada	Humboldt			1997-7734	36N	36E	24	MDB&M
777643	RDT 18	Nevada	Humboldt			1997-7735	36N	36E	24	MDB&M
777644	RDT 19	Nevada	Humboldt			1997-7736	36N	36E	24	MDB&M
777645	RDT 20	Nevada	Humboldt			1997-7737	36N	36E	24	MDB&M
777646	RDT 21	Nevada	Humboldt			1997-7738	36N	36E	24	MDB&M
777647	RDT 22	Nevada	Humboldt			1997-7739	36N	36E	24	MDB&M
777648	RDT 23	Nevada	Humboldt			1997-7740	36N	36E	24	MDB&M
777649	RDT 24	Nevada	Humboldt			1997-7741	36N	36E	24	MDB&M
777650	RDT 25	Nevada	Humboldt			1997-7742	36N	36E	24	MDB&M
777651	RDT 26	Nevada	Humboldt			1997-7743	36N	36E	24	MDB&M
777652	RDT 27	Nevada	Humboldt			1997-7744	36N	36E	24	MDB&M
828432	TENMILE #1	Nevada	Humboldt			2002-1034	36N	36E	22	MDB&M
828433	TENMILE #2	Nevada	Humboldt			2002-1035	36N	36E	22	MDB&M
962424	Jake #6	Nevada	Humboldt			2007-7801	36N	36E	22	MDB&M
962425	Jake #7	Nevada	Humboldt			2007-7802	36N	36E	22	MDB&M
962426	Jake #8	Nevada	Humboldt			2007-7803	36N	36E	21,22,27,28	MDB&M
962427	Jake #9	Nevada	Humboldt			2007-7804	36N	36E	21,28	MDB&M
962428	Jake #10	Nevada	Humboldt			2007-7805	36N	36E	22	MDB&M
962429	Jake #11	Nevada	Humboldt			2007-7806	36N	36E	22	MDB&M
962430	Jake #12	Nevada	Humboldt			2007-7807	36N	36E	22	MDB&M

Leased Unpatented Mining Claims.

The following unpatented mining claims are covered by that Mining Lease dated April 1, 1989, between Northwestern Nevada Gold, Inc. (successor-in-interest to Elmer F. Schroeder) and NEWWEST (successor-in-interest to Rajazar Resources Inc.):

Exhibit A
Tenmile Claims List

BLM#.-NMC	Claim Name	State	County	Book	Page	Document #	TWP	RGE	SEC	MER
108883	Gold Ore No. 1	Nevada	Humboldt	75	486		36N	36E	22	MDB&M
108884	Gold Ore No. 2	Nevada	Humboldt	75	487		36N	36E	22	MDB&M
108885	Gold Ore No. 3	Nevada	Humboldt	75	488		36N	36E	22	MDB&M
108886	Gold Ore No. 4	Nevada	Humboldt	75	489		36N	36E	22	MDB&M
108887	Gold Ore No. 5	Nevada	Humboldt	75	490		36N	36E	22	MDB&M
108888	Gold Ore No. 6	Nevada	Humboldt	75	491		36N	36E	22	MDB&M
	(1st Amendment)	Nevada	Humboldt	174	579		36N	36E	22	MDB&M
108889	Defense	Nevada	Humboldt	A-2	599		36N	36E	22	MDB&M
108890	Defense No. 1	Nevada	Humboldt	A-2	599-600		36N	36E	22	MDB&M
108891	Defense Extension	Nevada	Humboldt	A-2	600		36N	36E	22	MDB&M
108892	Defense Fraction	Nevada	Humboldt	A-3	1		36N	36E	22	MDB&M
108893	Gold Bar	Nevada	Humboldt	A-3	1-2		36N	36E	22	MDB&M
108894	Lone Star	Nevada	Humboldt	W	255		36N	36E	22	MDB&M
108895	Lone Star No. 1	Nevada	Humboldt	W	505		36N	36E	22	MDB&M
108896	Lone Star No. 2	Nevada	Humboldt	A-3	2		36N	36E	22	MDB&M
108897	Star Dust	Nevada	Humboldt	W	231		36N	36E	22	MDB&M
108898	Valley O'Gold	Nevada	Humboldt	W	231		36N	36E	22	MDB&M
108899	Strange Hope	Nevada	Humboldt	A-2	206		36N	36E	22	MDB&M
108900	Strange Hope No. 1	Nevada	Humboldt	A-2	207		36N	36E	22	MDB&M
108901	Strange Hope No. 2	Nevada	Humboldt	A-2	207-208		36N	36E	22	MDB&M

NEWMONT PROPERTIES:

(a) Lessee's interest under Minerals Lease No. 29-OSP-0002, between NLRC and NEWMONT, dated 12 May, 1987 in the following lands:

Township 36 North, Range 35 East, MDM
Section 23: All

Township 36 North, Range 36 East, MDM
Section 21: N1/2; SW1/4; W1/2SE1/4; NE1/4SE1/4
Section 23: N1/2; SE1/4; E1/2SW1/4
Section 29: All

Township 37 North, Range 35 East, MDM
Section 11: All
Section 13: All
Section 15: All

Township 37 North, Range 36 East, MDM
Section 7: All
Section 27: All

(b) Sublessor's interest under that certain sublease dated 22 September, 1997, and Lessee's interest under Minerals Lease No. 29-OSP-0002, dated 12 May, 1987, and Minerals Lease No. 29-OSP-0019, dated 18 September, 1986, between Nevada Land and Resources Company and NEWMONT, in the following lands:

Township 37 North, Range 35 East, MDM
Section 23: All
Section 25: All

Township 37 North, Range 36 East, MDM
Section 19: All
Section 29: All
Section 31: All
Section 33: All

Township 36 North, Range 36 East, MDM
Section 5: All
Section 7: Lots 1-4, E/2 W/2, E/2
Section 9: NW/4
Section 9: E/2, SW/4
Section 17: All
Section 21: W/2

Containing 6,702.32 acres, more or less.

EXHIBIT G
(to Venture Agreement)
EXISTING ROYALTIES

1. Royalty Deed
   22 September 1997
   Western States Minerals Corporation
   Santa Fe Pacific Gold Corporation
   Kennecott Exploration Company

2. Sublease
   22 September 1997
   Santa Fe Pacific Gold Corporation
   Western States Minerals Corporation

3. Royalty Deed and Assignment of Overriding Royalty Interest (Ten Mile)
   19 June 2006
   Western States Royalty Corporation
   NWG Royalty LLC

4. Royalty Deed and Assignment of Overriding Royalty Interest (Sandman)
   19 June 2006
   Western States Royalty Corporation
   NWG Royalty LLC

5. Assignment and Assumption Agreement
   20 December 2007
   Newmont USA Limited
   Newmont Capital Limited
   (Assignment of Royalty)

6. Assignment and Assumption Agreement
   20 December 2007
   Newmont Capital Limited
   Franco-Nevada U.S. Corporation
   (Assignment of Royalty)

7. Mining Deed and Assignment (as amended)
   2 December 1997
   Sweeney Mining Rock & Sand, LLC
   Western States Minerals Corporation

8. Mining Lease
   1 April 1989
   Elmer F. Schroeder
   Rajazar Resources Inc.

9. Notice of Assignment and Grant, Bargain and Sale Deeds
6 April 2000
Golden Glacier Resources Inc.
Keate/Strange